IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Georgetown Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001542299
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Georgetown, Commonwealth of Massachusetts on March 8, 2012.

GEORGETOWN BANCORP, INC.

By: ______________________

Robert E. Balletto
President and Chief Executive Officer

EXHIBIT 99.3

PRO FORMA VALUATION REPORT

GEORGETOWN BANCORP, INC.
Georgetown, Massachusetts

PROPOSED HOLDING COMPANY FOR:
GEORGETOWN SAVINGS BANK
Georgetown, Massachusetts

Dated As Of:
February 24, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

February 24, 2012

Board of Directors
Georgetown Bancorp, MHC
Georgetown Bancorp, Inc.
Georgetown Savings Bank
2 East Main Street
Georgetown, Massachusetts 01833

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of conversion described below.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller of the Currency ("OCC"), and applicable regulatory interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB") in the absence of separate written valuation guidelines.

Description of Plan of Conversion

On November 28, 2011, the respective Boards of Directors of Georgetown Bancorp, MHC (the "MHC"), Georgetown Bancorp, Inc. ("Georgetown Bancorp" or the "Company"), and Georgetown Savings Bank (the "Bank"), Georgetown, Massachusetts, adopted a Plan of Conversion and Reorganization (the "Plan of Conversion") whereby the organization will convert to the fully public stock form of organization. As a result of the conversion, the MHC, which currently owns a majority of the issued and outstanding common stock of the Company, will be merged into the Company, and the Company will be succeeded by a newly formed Maryland corporation with the identical name of Georgetown Bancorp, Inc. For purposes of this document, the existing consolidated entity and the newly incorporated entity will hereinafter be referred to as Georgetown Bancorp or the Company, unless otherwise noted. Utilizing shares outstanding as of February 24, 2012, the MHC had a majority ownership interest in, and its principal asset consisted of approximately 56.7% of the common stock (the "MHC Shares") of the Company. The remaining 43.3% of Georgetown Bancorp common stock is owned by public stockholders.

It is our understanding that Georgetown Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
E-Mail: joren@rpfinancial.com

Direct: (703) 647-6549
Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594

Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares are expected to be offered for sale in a community offering. Shares not purchased in the subscription and community offerings may be offered for sale to the general public in a syndicated offering.

Upon completing the mutual-to-stock conversion and stock offering (the "Second-Step Conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of Georgetown Bancorp will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

At this time, no other activities are contemplated for Georgetown Bancorp other than the ownership of the Bank, a loan to the newly-formed employee stock ownership plan ("ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, Georgetown Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the MHC, the Company, the Bank, and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing the Appraisal, we have reviewed the regulatory applications of the MHC, the Company and the Bank, including the prospectus as filed with the Board of Governors of the Federal Reserve and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the MHC, the Company and the Bank that has included a review of audited financial statements for the fiscal years ended June 30, 2007 through 2009 and the fiscal years ended December 31, 2010 and 2011, as well as due diligence related discussions with the Company's management; Shatswell, Macleod & Co., P.C., the Bank's independent auditor; Luse Gorman Pomerenk& Schick, P.C., Georgetown Bancorp's conversion counsel; and Keefe Bruyette & Woods, Inc., who has been retained as the financial and marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Georgetown Bancorp operates and have assessed the Company's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole, to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Company's operating characteristics and financial performance as they relate to the pro forma market value of Georgetown Bancorp. We have analyzed the assets held by the MHC, which will be consolidated with Georgetown Bancorp's assets and equity pursuant to the completion of the Second-Step Conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared Georgetown Bancorp's financial performance and condition with selected thrift institutions in accordance with the Valuation Guidelines. We have reviewed the current conditions in the securities markets in general and the market for thrifts stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Georgetown Bancorp's representation that the information contained in the regulatory applications and additional information furnished to us by the Company and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Georgetown Bancorp or its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Company. The valuation considers Georgetown Bancorp only as a going concern and should not be considered as an indication of the Bank's liquidation or control value.

Our appraised value is predicated on a continuation of the current operating environment for the Company and the Bank and for all thrifts and their holding companies. Changes in the local, state and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the value of the Company's stock alone. It is our understanding that Georgetown Bancorp intends to remain an independent institution and there are no current plans for selling control following completion of the Second-Step Conversion. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the Second-Step Offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of February 24, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) the shares to be issued publicly representing the MHC's current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of Georgetown Bancorp – was $17,648,020 at the midpoint, equal to 1,764,802 shares at a per share value of $10.00.

Establishment of the Exchange Ratio

OCC regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC, the Company and the Bank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription, community, and syndicated offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value, and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 0.65467 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.55647 at the minimum, 0.75287 at the maximum and 0.86580 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio. The resulting range of value pursuant to regulatory guidelines, the corresponding number of shares based on the Board approved $10.00 per share offering price, and the resulting exchange ratios are shown below.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x)
Super Maximum	2,333,950	1,322,500	1,011,450	0.86580
Maximum	2,029,522	1,150,000	879,522	0.75287
Midpoint	1,764,802	1,000,000	764,802	0.65467
Minimum	1,500,082	850,000	650,082	0.55647
Distribution of Shares				
Super Maximum	100.00%	56.66%	43.34%	
Maximum	100.00%	56.66%	43.34%	
Midpoint	100.00%	56.66%	43.34%	
Minimum	100.00%	56.66%	43.34%	
Aggregate Market Value(1)				
Super Maximum	$23,339,500	$13,225,000	$10,114,500	
Maximum	$20,295,220	$11,500,000	$8,795,220	
Midpoint	$17,648,020	$10,000,000	$7,648,020	
Minimum	$15,000,820	$8,500,000	$6,500,820	

(1) Based on offering price of $10.00 per share.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Georgetown Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the Second-Step Offering.

RP Financial's valuation was based on the financial condition and operations of Georgetown Bancorp as of December 31, 2011, the date of the financial data included in the prospectus, along with shares outstanding as of February 24, 2012. The proposed exchange ratio to be received by the current public stockholders of the Company and the exchange of the public shares for newly issued shares of Georgetown Bancorp common stock as a full public company was determined independently by the Boards of Directors of the MHC, Georgetown Bancorp and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Georgetown Bancorp, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environments for financial institutions, the stock market, the market for thrift stocks and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Georgetown Bancorp's stock offering.

Respectfully submitted,
RP® FINANCIAL, LC.

James J. Oren
Director

TABLE OF CONTENTS
Georgetown Bancorp, Inc.
Georgetown, Massachusetts

DESCRIPTION		PAGE NUMBER
CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS	
Introduction		I.1
Plan of Conversion		I.1
Strategic Overview		I.2
Balance Sheet Trends		I.4
Income and Expense Trends		I.8
Interest Rate Risk Management		I.12
Lending Activities and Strategy		I.13
Asset Quality		I.16
Funding Composition and Strategy		I.17
Subsidiaries		I.18
Legal Proceedings		I.18
CHAPTER TWO	MARKET AREA	
Introduction		II.1
National Economic Factors		II.2
Interest Rate Environment		II.3
Market Area Demographics		II.5
Local Economy		II.7
Unemployment Data		II.9
Market Area Deposit Characteristics and Trends		II.9
CHAPTER THREE	PEER GROUP ANALYSIS	
Peer Group Selection		III.1
Financial Condition		III.6
Income and Expense Components		III.9
Loan Composition		III.11
Credit Risk		III.13
Interest Rate Risk		III.13
Summary		III.16

TABLE OF CONTENTS
Georgetown Bancorp, Inc.
Georgetown, Massachusetts
(continued)

DESCRIPTION	PAGE NUMBER
CHAPTER FOUR VALUATION ANALYSIS	
Introduction	IV.1
Appraisal Guidelines	IV.1
RP Financial Approach to the Valuation	IV.1
Valuation Analysis	IV.2
1. Financial Condition	IV.2
2. Profitability, Growth and Viability of Earnings	IV.4
3. Asset Growth	IV.5
4. Primary Market Area	IV.6
5. Dividends	IV.7
6. Liquidity of the Shares	IV.8
7. Marketing of the Issue	IV.8
A. The Public Market	IV.9
B. The New Issue Market	IV.13
C. The Acquisition Market	IV.16
D. Trading in Georgetown Bancorp's Stock	IV.16
8. Management	IV.17
9. Effect of Government Regulation and Regulatory Reform	IV.17
Summary of Adjustments	IV.18
Valuation Approaches	IV.18
1. Price-to-Earnings ("P/E")	IV.20
2. Price-to-Book ("P/B")	IV.22
3. Price-to-Assets ("P/A")	IV.22
Comparison to Recent Offerings	IV.22
Valuation Conclusion	IV.23
Establishment of the Exchange Ratio	IV.23

LIST OF TABLES
Georgetown Bancorp, Inc.
Georgetown, Massachusetts

TABLE NUMBER	*DESCRIPTION*	*PAGE*
1.1	Historical Balance Sheets	I.5
1.2	Historical Income Statements	I.9
2.1	Summary Demographic Data	II.6
2.2	Primary Market Area Employment Sectors	II.7
2.3	Major Employers in Essex County	II.8
2.3	Market Area Unemployment Trends	II.9
2.4	Deposit Summary	II.10
2.5	Market Area Deposit Competitors	II.11
3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.7
3.3	Inc as a % of Average Assets and Yields, Costs, Spreads	III.10
3.4	Loan Portfolio Composition and Related Information	III.12
3.5	Credit Risk Measures and Related Information	III.14
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	III.15
4.1	Market Area Unemployment Rates	IV.7
4.2	Pricing Characteristics and After-Market Trends	IV.14
4.3	Market Pricing Comparatives	IV.15
4.4	Valuation Adjustments	IV.18
4.5	Public Market Pricing	IV.21

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Georgetown is a federally chartered savings bank headquartered in Georgetown, Massachusetts. The Bank conducts business from its main office located at 2 East Main Street in Georgetown, Massachusetts, and its branch offices located in North Andover and Rowley, Massachusetts. The Bank was originally established in 1868 as a Massachusetts state-chartered mutual savings bank and is located in northeast Massachusetts approximately 28 miles north of Boston. The Massachusetts county of Essex represents the Bank's primary market area, with a majority of the Bank's business conducted there. The remaining business operations are conducted in surrounding areas and counties, including southern New Hampshire.

In 2005, Georgetown Savings Bank was reorganized into a stock savings bank with a mutual holding company structure. As a part of that reorganization, the Bank formed Georgetown Bancorp, Inc. ("Georgetown Bancorp or "the Company") as the mid-tier holding company for Georgetown Savings Bank and sold a minority interest in Georgetown Bancorp, Inc. common stock to its depositors and employee stock ownership plan ("ESOP") in a subscription offering. The majority of Georgetown Bancorp Inc's shares were issued to Georgetown Bancorp, MHC (the "MHC"), a mutual holding company organized under federal law. As a mutual holding company, the MHC does not have any shareholders, does not hold any significant assets other than the common stock of Georgetown Bancorp, Inc., and does not engage in any significant business activity. The reorganization and minority stock issuance was completed as of January 5, 2005.

As of December 31, 2011, the Company had $199.4 million in assets, $151.1 million in deposits and total equity of $20.3 million, or 10.2% of total assets. A map of the company's offices is included as Exhibit I, while the Company's audited financial statements are included by reference as Exhibit I-2. The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC").

Plan of Conversion

On November 28, 2011, the respective Boards of Directors of the MHC, Georgetown Bancorp and Georgetown Savings Bank (the "Bank"), Georgetown, Massachusetts, adopted a

Plan of Conversion and Reorganization whereby the organization will convert to the fully public stock form of organization. As a result of the conversion, the MHC, which currently owns a majority of the issued and outstanding common stock of the Company, will be merged into the Company, and the Company will be succeeded by a newly formed Maryland corporation with the identical name of Georgetown Bancorp, Inc. As of December 31, 2011, the MHC had a majority ownership interest in, and its principal asset consisted of approximately 56.7% of the common stock (the "MHC Shares") of the Company. The remaining 43.3% of Georgetown Bancorp common stock is owned by public stockholders.

It is our understanding that Georgetown Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares are expected to be offered for sale in a community offering. Shares not purchased in the subscription and community offerings may be offered for sale to the general public in a syndicated offering.

Upon completing the mutual-to-stock conversion and stock offering (the "Second-Step Conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of Georgetown Bancorp will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

At this time, no other activities are contemplated for Georgetown Bancorp other than the ownership of the Bank, a loan to the employee stock ownership plan ("ESOP") that will participate in the offering and reinvestment of the proceeds that are retained by the Company. In the future, Georgetown Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Georgetown has been serving Essex County since its founding in 1868. Following a long history of serving the City of Georgetown and contiguous markets, including southern New Hampshire, the Company entered the south Boston lending market during the early-to mid 2000's to take advantage of the rapid development occurring in the region. The Company has historically followed a traditional thrift operating strategy, originating first position mortgage loans secured by 1-4 family properties in the local market area surrounding the office locations. The Company completed the mutual holding company stock offering in 2005, which strengthened the equity base and permitted the Bank to further expand its operations. In recent years, the Company has implemented a number of new strategies, including developing a commercial banking strategy which consisted of expansion of commercial real estate lending activities, providing commercial banking products and services to the business community in the market area served, and use of technology to improve efficiencies of operations. In addition, a mortgage banking strategy has been pursued that provides for non-interest income in the form of gains on the sale of loans and ongoing loan servicing income, as such loans are sold on a servicing retained basis. An investment portfolio strategy has been implemented to provide additional returns on investments, while at the same time minimizing credit and interest rate risk. Such investments include tax-advantaged investments such as bank owned life insurance. The Company has also pursued growth in core deposits, particularly from commercial deposits, which are lower cost and provide higher levels of fee income.

The additional equity to be obtained through the Second Step Conversion will enable additional retail growth and efficiency of operations. The Bank will consider other growth avenues such as branch or whole bank acquisitions. Furthermore, the equity from the stock offering will increase the Bank's liquidity, leverage and growth capacity and the overall financial strength. Georgetown's higher capital position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. The increased equity is expected to reduce funding costs. The Bank will also be better positioned to pursue growth and revenue diversification. The projected use of proceeds is highlighted below.

- o <u>Georgetown Bancorp, Inc.</u> The Company is expected to retain up to 50% of the net offering proceeds. At present, funds retained by the Company are expected to be invested into short-term investment grade securities and liquid funds. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of cash dividends.
- o <u>Georgetown Savings Bank.</u> Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank's stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth over time.

Overall, it is the Company's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Georgetown Bancorp's operations.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data for the past four and one-half years. From year end 2007 through December 31, 2011, Georgetown Bancorp's assets increased at a 4.3% annual rate, with loans receivable, representing a majority of the asset base, increasing at a somewhat faster rate. Assets increased steadily from fiscal 2007 through 2010, funded with increasing levels of deposits. Assets have declined modestly since December 31, 2010 as the Bank has limited growth due to the desire to maintain the equity/asset ratio, and as lending activities have been somewhat limited as a result of lower loan demand in the current economic environment. Equity increased from fiscal 2007 reflecting net profits over the time period and reached $20.3 million at December 31, 2011, or 10.2% of assets. In fiscal 2007 and 2008 Georgetown Bancorp recorded net losses due to elevated levels of operating expenses and a limited net interest income ratio. A summary of Georgetown Bancorp's key operating ratios for the past four and one-half years is presented in Exhibit I-3.

Georgetown Bancorp's loans receivable portfolio increased at a 5.4% annual rate from year end 2007 through December 31, 2011, with the loan portfolio exhibiting an upward trend from year end 2007 through year end 2010 and then declining during fiscal 2011. As of December 31, 2011, loans receivable totaled $161.1 million. The Company's higher loan growth rate compared to total asset growth provided for an increase the loans-to-assets (inclusive of loans held for sale) ratio from 77.3% at year end 2007 to 81.2% at December 31, 2011.

While 1-4 family permanent mortgage loans represent the largest concentration in the Company's loan portfolio, Georgetown Bancorp's emphasis on implementation of a diversified lending strategy is evidenced by recent trends in the loan portfolio. Trends in the Company's loan portfolio composition over the past four and one half years show that the concentration of 1-4 family (including HELOC's) loans comprising total loans decreased from a peak ratio of 81.0% of total loans at year end 2007 to 49.3% of total loans at December 31, 2011. The decrease in the ratio of 1-4 family loans comprising total loans was due to loan growth of other loan types, as well as a decrease in the balance of 1-4 family loans. The decrease in the 1-4

Table 1.1
Georgetown Bancorp, Inc.
Historical Balance Sheet Data

	As of June 30,								As of December 31,				Annual
	2007		2008		2009		2010		2010		2011		Growth Rate
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:													
Total assets	$165,082	100.00%	$184,741	100.00%	$201,191	100.00%	$211,545	100.00%	$205,015	100.00%	$199,375	100.00%	4.28%
Cash and cash equivalents	5,603	3.39%	5,455	2.95%	11,356	5.64%	7,340	3.47%	3,298	1.61%	19,083	9.57%	31.30%
Investment securities-AFS	12,690	7.69%	12,703	6.88%	9,528	4.74%	10,925	5.16%	7,219	3.52%	4,174	2.09%	-21.89%
Investment securities-HTM	8,182	4.96%	6,274	3.40%	4,959	2.46%	3,718	1.76%	3,202	1.56%	2,322	1.16%	-24.41%
Loans receivable, net	127,659	77.33%	148,909	80.60%	164,094	81.56%	177,426	83.87%	179,209	87.41%	161,889	81.20%	5.42%
FHLB stock	2,905	1.76%	3,008	1.63%	3,111	1.55%	3,111	1.47%	3,111	1.52%	3,111	1.56%	1.53%
BOLI	1,416	0.86%	2,406	1.30%	2,414	1.20%	2,546	1.20%	2,597	1.27%	2,696	1.35%	15.38%
Fixed assets	4,816	2.92%	4,458	2.41%	4,212	2.09%	4,017	1.90%	3,961	1.93%	3,882	1.95%	-4.68%
Other Assets	1,811	1.10%	1,528	0.83%	1,517	0.75%	2,462	1.16%	2,418	1.18%	2,218	1.11%	4.61%
Deposits	$97,956	59.34%	$106,292	57.54%	$141,126	70.15%	$147,286	69.62%	$151,463	73.88%	$151,085	75.78%	10.11%
Borrowed funds	48,592	29.44%	59,873	32.41%	40,788	20.27%	43,368	20.50%	32,173	15.69%	25,694	12.89%	-13.20%
Total stockholders' equity	17,610	10.67%	16,773	9.08%	17,317	8.61%	18,368	8.68%	19,169	9.35%	20,329	10.20%	3.24%
Public Shares Outstanding	1,164,563		1,110,900		1,110,900		1,110,900		1,110,900		1,116,416		
MHC Shares Outstanding	1,527,487		1,527,487		1,527,487		1,527,487		1,527,487		1,527,487		
Shares Outstanding	2,692,050		2,638,387		2,638,387		2,638,387		2,638,387		2,643,903		
Book Value/Share	$6.54		$6.36		$6.56		$6.96		$7.27		$7.69		
Loans/Deposits		130.32%		140.09%		116.27%		120.46%		118.32%		107.15%	
Banking offices	3		3		3		3		3		3		

(1) Ratios are as a percent of ending assets.

Sources: Georgetown Bancorp's Audited Financials and Preliminary Prospectus.

family loan balance reflects the Company's decision to sell a larger portion of its fixed rate loan originations in the low interest rate environment that has generally prevailed during recent years. Commercial real estate/multi-family loans constitute the primary area of lending diversification for the Company, with such loans increasing from 11.3% of total loans at year end 2007 to 30.4% of total loans at December 31, 2011. Other areas of lending diversification for Georgetown Bancorp include construction loans (increasing from 5.4% of total loans at year end 2007 to 14.4% of total loans at December 31, 2011), commercial business loans (increasing from 1.7% of total loans at year end 2007 to 6.3% of total loans at December 31, 2011). Consumer loans have not been a historical focus of the Bank, and remained less than one percent of loans receivable over the time period shown in Table 1.1.

The intent of the Company's cash and investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Georgetown Bancorp's overall credit risk and interest rate risk objectives. The cash and investment portfolio has historically been limited as the Company has emphasized lending activities for portfolio. It is anticipated that proceeds retained at the holding company level as a result of the second step conversion will primarily be invested initially into investments with short-term maturities. Over the past four and a half years, the Company's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 8.2% of assets at year end 2010 to a high of 17.8% of assets at fiscal year end 2007. As of December 31, 2011, cash and investment securities (inclusive of FHLB stock) totaled $28.7 million or 14.4% of assets. The proportion of such funds has fluctuated over the time period shown in Table 1.1 as a result of the combined changes in total assets and loans receivable.

As of December 31, 2011, mortgage-backed securities comprised the largest segment of the Company's investments. As of December 31, 2011, the mortgage-backed securities portfolio totaled $6.0 million all of which was guaranteed or insured by GSEs. Beyond the mortgage-backed securities portfolio, investment securities held by the Company at December 31, 2011 consisted of U.S. Government and agency obligations ($0.5 million). As of December 31, 2011, $4.2 of investment securities were maintained as available for sale and there was a net unrealized after-tax gain on the investment portfolio of $134,000. Exhibit I-4 provides historical details of the Company's investment portfolio. Other investments held by Company at December 31, 2011 consisted of $3.1 million of FHLB stock. The Company also held cash and cash equivalents amounting to $19.1 million or 9.6% of assets at December 31, 2011, which was at a relatively high level compared to historical levels of cash and cash equivalents that have been maintained by the Company, a result of more limited lending opportunities in the current economic environment, along with limited options for alternative investments that would provide materially higher yields. The maintenance of the higher cash and cash equivalents balances has acted to limit overall asset yields and interest income levels.

The Company also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of certain officers of the Company. The purpose of the investment is to provide funding for the benefit plans of the covered individuals. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of December 31, 2011, the cash surrender value of the Company's BOLI equaled $2.7 million or 1.4% of assets.

The Bank owns the headquarters office in the city of Georgetown and the Rowley office, and leases the North Andover facility. The total investment in fixed assets was $3.9 million, or 2.0% of assets as of December 31, 2011, a decrease from one year earlier. The headquarters office was constructed in 2003, and most of the investment in fixed assets is contained in this office.

Since fiscal 2007 Georgetown Bancorp's funding needs have been addressed through a combination of deposits, borrowings and internal cash flows. From year end 2007 through December 31, 2011, the Company's deposits increased at a 10.1% annual rate. Total deposits trended higher throughout the four and a half year period, increasing from $98.0 million or 59.3% of assets at year end 2007 to $151.1 million or 75.8% of assets at December 31, 2011. Deposit growth in recent years has been primarily driven by money market accounts and certificates of deposit and, to a lesser extent, checking accounts, which has served to increase the concentration of core deposits comprising total deposits in recent years. Core deposits comprised 69.9% of total deposits at December 31, 2011, versus 58.7% of total deposits at year end 2007. Brokered deposits totaled a minimal $1.0 million as of December 31, 2011.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk, and have traditionally consisted of securities sold under agreements to repurchase and FHLB advances. From year end 2007 through December 31, 2011, borrowings decreased at an annual rate of 13.2%. The Company's utilization of borrowings reached a peak balance of $59.9 million or 32.4% of assets at year end 2008 and then trended lower to $25.7 million or 12.9% of assets at December 31, 2011, as additional deposit funds were obtained for operations. Borrowings held by the Company at December 31, 2011 consisted of $25.1 million of FHLB advances and $0.4 million of securities sold under agreements to repurchase.

The Company's equity increased at a 3.2% annual rate from year end 2007 through December 31, 2011, which was mostly attributable to increased earnings since the fiscal year ended 2008. Equity growth was slightly less than the Company's asset growth rate, which resulted in a decrease in the Company's equity-to-assets ratio from 10.7% at year end 2007 to 10.2% at December 31, 2011. All of the Company's capital is tangible capital. Georgetown Bancorp maintained capital surpluses relative to all of its regulatory capital requirements at December 31, 2011. The additional stock proceeds will serve to strengthen the Company's capital position, as well as support growth opportunities. At the same time, Georgetown Bancorp's ROE will initially be depressed following its stock conversion as the result of the significant increase that will be realized in the Company's pro forma capital position.

Income and Expense Trends

Table 1.2 presents the Company's historical income statements for the reporting periods since fiscal year end June 30, 2007. In calendar year 2010, Georgetown Bancorp changed its fiscal year end from June to December. The Company's reported earnings since fiscal 2007 ranged from a net loss of $0.7 million or 0.40% of average assets in 2008 to net income of $1.5 million or 0.70% of average assets in December 2010. The net losses recorded in 2007 and 2008 were primarily related to increased personnel and compensation expense relative to certain retirement plans for executive officers, along with increased staffing and salary increases. In addition, the Company experienced a relatively low net interest income ratio during fiscal years 2007 and 2008, due to higher funding costs. Net interest income and operating expenses represent the primary components of the Company's earnings. The Company earns a relatively modest level of non-interest operating income, which is largely derived from fees generated from transaction deposits and, in more recent periods, mortgage banking operations. Loan loss provisions have had a varied impact on the Company's earnings since fiscal 2007. The gains on sale of loans have been deemed to be recurring income as mortgage banking is an ongoing operation of the Company.

Since fiscal 2007, the Company's net interest income to average assets ratio ranged from a low of 2.31% during 2007 to a high of 4.18% for the twelve months ended December 31, 2011. The comparatively higher net interest income ratios reported for 2010 and the most

Table 1.2
Georgetown Bancorp, Inc.
Historical Income Statements

	For the Fiscal Year Ended June 30,								For the Fiscal Year Ended December 31,			
	2007		2008		2009		2010		2010		2011	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$ 8,912	5.38%	$ 9,308	5.49%	$ 10,551	5.43%	$ 10,734	5.37%	$ 11,179	5.39%	$ 10,705	5.40%
Interest Expense	$ (5,084)	-3.07%	$ (5,037)	-2.97%	$ (4,709)	-2.42%	$ (3,680)	-1.84%	$ (3,330)	-1.60%	$ (2,416)	-1.22%
Net Interest Income	$ 3,828	2.31%	$ 4,271	2.52%	$ 5,842	3.00%	$ 7,054	3.53%	$ 7,849	3.78%	$ 8,289	4.18%
Provision for Loan Losses	$ (105)	-0.06%	$ (152)	-0.09%	$ (248)	-0.13%	$ (361)	-0.18%	$ (188)	-0.09%	$ (949)	-0.48%
Net Interest Income after Provisions	$ 3,723	2.25%	$ 4,119	2.43%	$ 5,594	2.88%	$ 6,693	3.35%	$ 7,661	3.69%	$ 7,340	3.70%
Other Operating Income	$ 737	0.44%	$ 898	0.53%	$ 651	0.33%	$ 707	0.35%	$ 726	0.35%	$ 631	0.32%
Operating Expense	$ (5,167)	-3.12%	$ (6,241)	-3.68%	$ (5,933)	-3.05%	$ (6,320)	-3.16%	$ (6,692)	-3.22%	$ (6,736)	-3.40%
Net Operating Income	$ (707)	-0.43%	$ (1,224)	-0.72%	$ 312	0.16%	$ 1,080	0.54%	$ 1,695	0.82%	$ 1,235	0.62%
Gains on the Sale of Loans	$ -	0.00%	$ -	0.00%	$ 219	0.11%	$ 378	0.19%	$ 613	0.30%	$ 359	0.18%
Net Income Before Tax	$ (707)	-0.43%	$ (1,224)	-0.72%	$ 531	0.27%	$ 1,458	0.73%	$ 2,308	1.11%	$ 1,594	0.80%
Income Taxes	$ 243	0.15%	$ 546	0.32%	$ (181)	-0.09%	$ (519)	-0.26%	$ (855)	-0.41%	$ (583)	-0.29%
Net Income	$ (464)	-0.28%	$ (678)	-0.40%	$ 350	0.18%	$ 939	0.47%	$ 1,453	0.70%	$ 1,011	0.51%
Shares Outstanding												
Basic	2,640,981		2,594,691		2,584,892		2,601,668		2,640,981		2,645,547	
Diluted	2,640,981		2,594,691		2,584,892		2,601,668		2,640,981		2,645,789	
Earnings Per Share Basic	($0.18)		($0.26)		$0.14		$0.36		$0.55		$0.38	
Earnings Per Share Diluted	($0.18)		($0.26)		$0.14		$0.36		$0.55		$0.38	
Memo:												
Expense Coverage Ratio	74.09%		68.43%		98.47%		111.61%		117.29%		123.06%	
Efficiency Ratio	113.19%		120.74%		91.38%		81.43%		78.04%		75.52%	
Effective Tax Rate	34.37%		44.61%		34.09%		35.60%		37.05%		36.57%	

(1) Ratios are a Percent of Average Assets.
(2) Tax effected at a 40.0% rate.

Source: Georgetown Bancorp's audited financial statements and preliminary prospectus.

recent twelve month period have been facilitated by wider yield-cost spreads, as the decline in short-term interest rates and resulting steeper yield curve has provided for a more significant decline in the Company's funding costs relative to less rate sensitive interest-earning asset yields. The changing composition of the deposit base, which includes increases in core deposits and lower levels of relatively higher costing CDs has also contributed to lowering the Company's funding costs. As shown in Table 1.2, the interest expense ratio has declined from 3.07% for fiscal 2007 to 1.22% in fiscal 2011, a reduction of 185 basis points. Over the same time period, the level of interest income has remained relatively stable as a percent of average assets, increasing from 5.38% for fiscal 2007 to 5.40% for fiscal 2011. The interest income ratio has been supported by the presence of fixed rate residential loans in portfolio, and the increasing balances of commercial real estate and commercial business loans which typically carry higher yields than traditional residential mortgage loans. The Bank's level of interest income has also been supported by the relatively modest level of non-accruing loans, which would act to reduce the level of interest income recognized. The Company's interest rate spread equaled 4.18% for the twelve months ended December 31, 2011 versus an interest rate spread of 1.97% during 2007. The Company's net interest rate spreads and yields and costs for the period covered in Table 1.1 are set forth in Exhibits I-3 and I-5.

Non-interest operating income (exclusive of gains on the sale of loans) has been a fairly stable contributor to the Company's earnings over the past four and one-half years, ranging from a high of 0.53% of average assets during 2008 to a low of 0.32% of average assets during the twelve months ended December 31, 2011. Service fees generated from transaction accounts and BOLI income account for the majority of non-interest operating income for the Company. As described earlier, additional income is recognized as the Company conducts mortgage banking operations whereby long term fixed rate residential loans are sold into the secondary market on a servicing retained basis. Since fiscal 2007 the Company has recorded gains on the sale of loans ranging from a high of $0.6 million in fiscal 2010 to a low of $0.2 million in fiscal 2009. For the 12 months ended December 31, 2011, gains on the sale of loans totaled $0.4 million or 0.32% of average assets.

Operating expenses represent the other major component of the Company's earnings, ranging from a low of 3.05% of average assets during 2009 to a high of 3.68% of average assets during 2008. For the twelve months ended December 31, 2011, operating expenses totaled $6.7 million or 3.40% of average assets. The operating expense ratios maintained by the Company reflect the expenses associated with salaries and employee benefits, occupancy and equipment, data processing, professional fees, advertising and other administrative expenses, including the expansion of the commercial lending operations over the past few years. Expenses have trended upward in dollar amount and as a percent of average assets although the overall increase in assets has limited the impact of such increases. The Company's off-balance sheet portfolio of loans serviced for others also places upward pressure on the operating expense ratio as a percent of average assets. Upward pressure will be placed on the Company's operating expense ratio following the second-step offering due to additional stock benefit plan expenses. At the same, the increase in capital realized from the stock offering will increase the Company's capacity to leverage operating expenses through continuing to pursue its growth strategies.

The trends in the net interest income and operating expense ratios since fiscal 2007 have caused the expense coverage ratio (net interest income divided by operating expenses) to increase from a low of 68.4% in fiscal 2008 to a higher of 123.1% in fiscal 2011, a favorable trend. Similarly, Georgetown Bancorp's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) has declined fiscal 2007, and was 75.5% during fiscal 2011, a decline from a high of 120.7% in fiscal 2008. The increasing level of net interest income and non-interest income has assisted in improving the efficiency ratio. Going forward, the Bank believes the efficiency ratio should improve with continued efforts to control operating expenses and reinvestment of the offering proceeds.

Over the past four and a half years, loan loss provisions established by the Company ranged from a low of $105,000 or 0.06% of average assets during 2007 to a high of $949,000 or 0.48% of average assets for the most recent 12 month period. Higher loan loss provisions were established in 2011 to address an increase in the level of non-performing assets. As of December 31, 2011, the Company maintained loan loss allowances of $1.8 million, equal to 1.13% of net loans receivable and 58.22% of non-performing loans. Exhibit I-6 sets forth the Company's loan loss allowance activity during the past four and a half years.

Non-operating income over the past four and a half years has consisted of gains and losses on the sale of loans as a result of the mortgage banking operations, as the Company has not engaged in sales of investment securities or other non-operating strategies. Overall, non-operating income ranged from of $0.2 million or 0.11% of average assets during 2009 to $0.6 or 0.30% of average assets during fiscal 2010. Mortgage banking income has become a core component of the Company's operations and is no longer viewed as a non-recurring item and, therefore, it is considered to be part of the Company's core earnings. As a result of selling loans on a servicing retained basis, Georgetown Bancorp maintained a loans serviced for others portfolio of $57.9 million as of December 31, 2011. The value of this servicing was capitalized on the balance sheet at an amount of $458,000, or 0.79% of the principal balance of loans serviced.

The Bank's income tax status has been impacted by the varying levels of income recorded since fiscal 2007 and by the investment in BOLI, which provide tax-advantaged income. For fiscal years 2007 and 2008, Georgetown Bancorp recorded tax benefits based on the recorded taxable loss. The effective tax rates since fiscal 2009 have ranged from a low of 34.1% in fiscal 2009 to a high of 37.1% in fiscal 2010. The Bank's marginal effective statutory tax rate approximates 40%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

Interest Rate Risk Management

The Company's balance sheet is asset-sensitive and, thus, the net interest margin will typically be positively affected during periods of rising and higher interest rates. Georgetown Bancorp measures its interest rate risk exposure by use of a third party vendor which calculates changes in cumulative gap positions, net interest income, net income and the economic value of equity ("EVE") under assumed and instantaneous changes in the U.S. treasury yield curve. Utilizing figures as of December 31, 2011, based on a 2.0% instantaneous and sustained increase in interest rates, the third party NPV model indicates that the Bank's EVE would increase by 5.4% (see Exhibit I-7).

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through offering a variety of adjustable rate loan products, including adjustable rate 1-4 family, multi-family and non-residential mortgage and non-mortgage loans. In addition, the Company offers shorter term fixed rate loan products, sells a majority of originations of 1-4 family fixed rate loans into the secondary market. As of December 31, 2011, ARM loans comprised 55.3% of total loans due after December 31, 2012 (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through emphasizing growth of lower costing and less interest rate sensitive transaction and savings account deposit, and uses alternative funding sources such as FHLB advances. Transaction and savings account deposits comprised 69.9% of the Company's deposit composition at December 31, 2011. In addition, the investment securities portfolio is being more closely managed in terms of limiting interest rate risk through the purchase of shorter term or average life securities. Due in part to limited quality lending opportunities, the level of short-term and overnight cash equivalents has increased. Although this has limited the interest income earned on these assets, these assets have shortened the overall duration of the asset base.

There are numerous limitations inherent in interest rate risk analyses such as the credit risk of Bank's loans pursuant to changing interest rates. Additionally, such analyses do not measure the impact of changing spread relationships, as interest rates among various asset and liability accounts rarely move in tandem, as the shape of the yield curve for various types of assets and liabilities is constantly changing in response to investor perceptions and economic events and circumstances. The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's equity position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Georgetown Bancorp's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Company's loan portfolio. Beyond 1-4 family loans, lending diversification by the Company has emphasized commercial real estate/multi-family loans followed by construction loans. Other areas of lending diversification for the Company include home equity loans, commercial business loans, and consumer loans. In addition, the lending strategies include a mortgage banking operation, with the majority of long term, fixed rate residential loans sold into the secondary market on a servicing retained basis. This activity provides fee income on the sale of loans and assists in the management of interest rate risk. Going forward, the Company's lending strategy is to continue to emphasize diversification of the loan portfolio, particularly with respect to growth of commercial business loans and commercial real estate loans, along with continuing the mortgage banking operations. The origination of 1-4 family permanent mortgage loans is expected to remain an active area of lending for the Company as well. Exhibit I-9 provides historical detail of Georgetown Bancorp's loan portfolio composition over the past four and one-half years and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of December 31, 2011.

Georgetown Bancorp offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans for terms of up to 40 years, with fixed rate loans constituting the major portion of the Company's 1-4 family portfolio in recent years. Generally, 1-4 family residential mortgage loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance ("PMI") required on loans with a loan-to-value ("LTV") ratio in excess of 80%. Most 1-4 family loans are generally underwritten to secondary market guidelines to permit sale of fixed rate loans. The Company offers ARM loans for 1-4 family properties, primarily with an interest rate based on the one-year LIBOR Index, which adjusts on an annual basis. In addition, loans are originated that are fixed for an initial period of up to five years, and then adjust on an annual basis. Individual interest rate adjustments are usually limited to two percent, with a five percent maximum adjustment over the life of the loan. As of December 31, 2011, the Company's outstanding balance of 1-4 family loans equaled $62.6 million or 38.5% of total loans.

Loan origination sources typically include walk-in customers, in-house originations of existing and past customers, referrals from advertising efforts and contacts with local realtors and other professionals. Georgetown Bancorp also participates in certain loan programs, such as a first-time home buyers program offered by the state government. Underwriting standards for these loans are provided by the state agencies, and typically carry a maximum LTV of 95%, with PMI required for all balances above an 80% LTV.

Consistent with the focus on residential mortgage lending products, Georgetown Bancorp has been active in home equity (second position) lending, with the focus of such lending conducted in the primary market area. Home equity loans and lines of credit also have been pursued for interest rate risk and yield enhancement benefits, and totaled $17.1 million, or 10.5% of total loans as of December 31, 2011. These loans are originated with either fixed or adjustable rates, and with combined loan-to-value ratios up to 85%. HELOC's are offered with fixed-rates of interest and with terms of up to 15 years and have adjustable-rates of interest that are generally equal to the prime rate, as reported in The Wall Street Journal, plus 0.50% with a current floor rate of 4.00%.

Commercial real estate lending has been a primary strategy of Georgetown over the past several years. The Company's commercial real estate portfolio, including commercial lines of credit, is generally secured by properties such as small office buildings or retail facilities, multi-unit apartment buildings and 1-4 family investment properties. These loans are usually made with maximum loan-to-value ("LTV") ratios of 80% of the appraised value of the property.

Commercial loans include a maximum term of 10 years with an amortization period of 25 years. Interest rates are either fixed or adjustable and are usually indexed to Federal Home Loan Bank of Boston advance rates. The Company generally requires that the properties securing these real estate loans have debt service coverage ratios of at least 1.25 times. Prior to originating commercial real estate loans, the Company considers the net operating income of the property, the borrower's expertise and credit history, and the profitability of the underlying business and the value of the underlying property. Commercial real estate loans made to corporations, partnerships and other business entities require additional guarantees by the borrowers. At December 31, 2011, commercial real estate mortgage loans totaled $49.3 million, which amounted to 30.0% of total loans.

The Company originates construction loans for the development of 1-4 family residential properties to local developers and to individuals for the construction of their personal residences. The Company's construction loans generally have interest-only payments during the construction phase, and most loans have a term of 12 months. Residential construction loans can be made with a maximum loan-to-value ("LTV") ratio of 90%, provided that the borrower obtains PMI on the loan if the loan balance exceeds 80% of the appraised value or sales price, whichever is less. The Company requires an appraisal on the property and also reviews and inspects each property before disbursement of funds during the term of the construction loan. Georgetown Bancorp also makes construction loans for commercial development projects and properties including multi-family, apartment, retail and office buildings, and strip malls. These loans generally have an interest-only phase during construction and are generally have fixed rate terms. The maximum loan-to-value ratio limit applicable to these loans is generally 80%. As of December 31, 2011, Georgetown Bancorp's outstanding balance of construction loans totaled $23.2 million or 14.3% of total loans.

The Company's diversification into non-mortgage types of lending consists primarily of commercial business loans and, to a less extent consumer loans. The Company originates commercial business loans to a variety of professionals, sole proprietorships and small businesses. Such loans are generally used for short and long-term working capital purposes such as purchasing inventory, equipment or furniture. The maximum amount of a commercial business loan is limited by the Company's loans-to-one-borrower limit of 15% of unimpaired capital. Commercial business loans are made with either adjustable or fixed-rates of interest and fixed maturity or lines of credit. Variable rates are generally based on the prime rate plus a margin while fixed-rate commercial business loans are set either at a margin above the Federal

Home Loan Bank of Boston comparable advance rate or the prime rate swap curve. Depending on the amount of the loan and the collateral used to secure the loan, commercial business loans are made in amounts of up to 80% of the value of the collateral securing the loan. At December 31, 2011, commercial business loans totaled $10.1 million, which amounted to 6.3% of total loans.

The Company offers consumer loans, mainly out of convenience, to customers residing in the primary lending market area with acceptable credit ratings. Consumer loans generally consist of loans secured by deposit accounts, automobile loans and unsecured personal loans. Consumer loans totaled $0.5 million or 0.3% of total loans at December 31, 2011.

Exhibit I-11 provides a summary of the Company's lending activities over the past four and one-half years. Lending volume declined in fiscal 2011, from $116.1 million during the 12 months ended December 31, 2010 to $75.8 million during fiscal 2011. Within the specific loan categories, indicative of the mortgage banking strategy, 1-4 family residential first mortgage loan originations totaled $99.8 million for the most recent two fiscal years, or 52.0% of total originations over the two year period. Commercial lending originations equaled $35.3 million, or 18.4% of total originations for the most recent two year period. The Company has not purchased loans over the time period shown in Exhibit I-11. As discussed earlier, loan sales totaled $40.6 million for fiscal 2010, and decreased to $19.4 million for the year ended December 31, 2011, indicative of the lower level of refinancing activity in recent periods.

Asset Quality

The Company's historical 1-4 family lending emphasis and current lending emphasis on lending in local and familiar markets have supported the maintenance of relatively favorable credit quality measures, even as credit market conditions have experienced significant deterioration in recent years. Over the past four and one-half years, Georgetown Bancorp's balance of non-performing assets ranged from a low of 0.15% of assets at year end December 2010 to a high of 1.59% of assets at year end 2011. The Company held $3.2 million of non-performing assets at December 31, 2011. As shown in Exhibit I-12, non-performing assets at December 31, 2011 consisted of $3.1 million of non-accruing loans and a minimal balance of real estate owned. One to four family and multi-family construction loans accounted for the largest concentration of the Company's balance of non-performing loans ($2.4 million, or 77% of total non-performing assets).

To track the Company's asset quality and the adequacy of valuation allowances, Georgetown Bancorp has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Classified assets are reviewed quarterly by senior management and the Board of Directors. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. Provisions for loan losses of $949,000 were established in fiscal 2011 as a result of the increase in non-performing assets, and the Company experienced net chargeoffs of $776,000 during the same time period. As of December 31, 2011, the Company maintained loan loss allowances of $1.8 million, equal to 1.13% of net loans receivable and 58.22% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently served as the Company's primary funding source and at December 31, 2011, deposits accounted for 85.5% of Georgetown Bancorp's interest-bearing funding composition. Exhibit I-13 sets forth the Company's deposit composition for the past four and one-half years. Transaction and savings account deposits constituted 69.9% of total deposits at December 31, 2011, with recent trends showing the concentration of core deposits increasing over the past four and one-half years. The increase in the concentration of core deposits comprising total deposits since year end 2007 was primarily realized through growth of NOW and money market deposit accounts. NOW and money market account deposits comprised 72.9% of the Company's core deposits at December 31, 2011.

The balance of the Company's deposits consists of CDs, which equaled 30.1% of total deposits at December 31, 2011 compared to 41.3% of total deposits at June 30, 2007. Georgetown Bancorp's current CD composition reflects a higher concentration of short-term CDs (maturities of one year or less). The CD portfolio totaled $45.4 million at December 31, 2011 and $27.6 million or 60.7% were scheduled to mature in one year or less. Exhibit I-14 sets forth the maturity schedule of the Company's CDs as of December 31, 2011. As of December 31, 2011, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $21.9 million or 48.2% of total CDs. The Company maintained $1.0 million of brokered CDs at December 31, 2011.

Borrowings have served as an alternative funding source for the Company to facilitate management of funding costs, liquidity and interest rate risk. The Company maintained $25.7 million of borrowings at December 31, 2011, which consisted of $25.1 million of FHLB advances and $0.3 million of securities sold under agreements to repurchase. For the 12 months ended December 31, 2011, the weighted average rate on the FHLB advances equaled 3.44%. FHLB advances held by the Company at December 31, 2011 generally had maturities to a maximum of five years. Exhibit I-15 provides further detail of the Company's borrowings activities during the past four and one-half years.

Subsidiaries

Georgetown Securities Corporation is a wholly owned subsidiary of the Bank established in 1995 as a Massachusetts securities corporation for the purpose of buying, selling and holding securities on its own behalf. The income earned on Georgetown Securities Corporation's securities is subject to a significantly lower rate of state tax than that assessed on income earned on securities maintained at the Bank. At December 31, 2011, Georgetown Securities Corporation had total assets of $8.4 million, all of which were in securities and cash to be invested.

Legal Proceedings

The Company is not currently party to any pending legal proceedings that the Company's management believes would have a material adverse effect on the Company's financial condition, results of operations or cash flows.

II. MARKET AREA

Introduction

Established in 1868, Georgetown conducts operations in the northeastern portion of Massachusetts through its headquarters office location in Georgetown, Essex County, Massachusetts and two additional branch offices also located in Essex County. The Company conducts the majority of its business in Essex County and surrounding areas, including the Boston, Massachusetts metropolitan area, and southern sections of New Hampshire. Essex County reported a population of approximately 746,000 as of the year 2010, indicating a sizeable population base for potential business opportunities. The Company's immediate market area includes rural and semi-developed areas of northeastern Massachusetts. A number of population centers exist in the market area, operating as economic and demographic centers, primarily along the Merrimack River. The major cities and population centers within the primary market area include Haverhill, Lawrence and Methuen. Although Essex County includes portions of the northern suburbs of the city of Boston, the Company's operations are more concentrated in the northern sections of Essex County. Details of the office facilities are presented in Exhibit II-1, while a map of the office network is shown below.


Salem
Haverhill
Methuen
Lawrence
Newburyport
Newbury
Byfield
Rowley
Ipswich
West Boxford
Mount Vernon Park
West Andover
Ballardvale
Manchester
North Wilmington

Future growth opportunities for Georgetown depend on future growth and stability of the regional economy (in particular the areas surrounding the Company's office locations), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Company, the relative economic health of the market area and the relative impact on value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the housing crisis caused the wider economy to falter, with most significant indicators of economic activity declining by substantial amounts. The overall economic recession was the worst since the great depression of the 1930s. Approximately 8 million jobs were lost during the recession, as consumers cut back on spending, causing a reduction in the need for many products and services. Total personal wealth declined notably due to the housing crisis and the drop in real estate values. As measured by the nation's gross domestic product ("GDP"), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters (1.6% annualized growth in the third quarter of 2009 and 5.0% annualized growth in fourth quarter of 2009). The economic expansion has continued since that date, with GDP growth of 2.8% for calendar year 2010 and at an average rate of 1.7% for the first three calendar quarters of 2011. Notably, a large portion of GDP growth during 2009 through 2011 was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

The economic recession caused the inflation rate to decrease notably during 2009. Inflation averaged 3.85% for all of 2008 and a negative 0.34% for all of 2009, indicating a deflationary period. There was a decline in prices during eight of the 12 months during 2009. Reflecting a measure of recovery of the economy, the national annualized inflation rate was 1.64% for 2010 and a somewhat higher 3.16% for 2011. The national unemployment rate recorded a recovery over the past 12 months. The reduction in employment during the recession led to fears of a prolonged period of economic stagnation, as consumers were unwilling or unable to increase spending. Indicating a level of improvement, the national unemployment rate equaled 8.5% as of December 2011, a decline from 9.4% as of December

2010, but still high compared to recent historical levels. There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have reflected little improvement over the last 12 months, reporting significant volatility and remaining trendless at the fiscal year end. As an indication of the changes in the nation's stock markets over the last 12 months, as of December 31, 2011, the Dow Jones Industrial Average closed at 12,217.56, an increase of 5.60% from December 30, 2010, while the NASDAQ Composite Index stood at 2,605.15, a decrease of 2.17% over the same time period. The Standard & Poors 500 Index totaled 1,257.60 as of December 31, 2011, a decrease of 0.02% from December 31, 2010.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have reached historical highs, median home values remained well below historical highs in many areas of the country, and the housing construction industry has been severely limited. These factors have led to substantial losses at many financial institutions, and subsequent failures of institutions. Despite efforts by the federal and state governments to limit the impact of the housing crisis, there remain concerns about a "double-dip" housing recession, whereby another wave of foreclosures occurs. Therefore, the Company will continue to employ strict, prudent underwriting for such loans being placed into its portfolio, and will work to aggressively resolve substandard credits.

Interest Rate Environment

In terms of interest rates, through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%. Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation. Through June 2006, the Fed had increased interest rates a total of 17 times, and as of June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004. The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news. Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy, both for personal and business spending.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates have remained in effect through early 2010. In February 2010, the Fed increased the discount rate to 0.75%, reflecting a slight change to monetary strategy. The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve. This low interest rate environment has been maintained as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible. The strategy has achieved its goals, as borrowing costs for residential housing have been at historical lows, and the prime rate of interest remains at a low level. As of December 31, 2011, one- and ten-year U.S. government bonds were yielding 0.12% and 1.89%, respectively, compared to 0.29% and 3.30%, respectively, as of December 31, 2010. This has had a positive impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 5.00% as of June 30, 2008 to 3.25% as of December 31, 2008, and has remained at that level since that date.

Based on the consensus outlook of 54 economists surveyed by The Wall Street Journal in December 2011, economic growth is expected to improve from an annualized growth rate of 1.7% in 2011 to 3.1% in 2014. Most of the economists expect that the unemployment rate will decrease from 2012 through 2014, but the pace of job growth will only serve to bring the unemployment rate down slowly. On average, the economists expect that the unemployment rate will be 7.2% by the end of 2014, with the economy adding around 1.6 million jobs during calendar year 2012. On average, the economists did not expect the Federal Reserve to begin raising its target rate until the middle of 2013 and the yield on the 10-year Treasury would increase to 2.75% by the end of 2012. Inflation pressures were forecasted to remain in the range of 2.2% to 2.5% through the end of 2014, and that the price of oil was expected to settle around $100 a barrel. The economists also forecasted home prices would increase by a modest 0.6% in 2012, as measured by the Federal Housing Finance Agency index. Housing starts were forecasted to increase modestly in 2012, but remain at historically depressed levels. Data on historical interest rate trends is presented in Exhibit II-2.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area county from 2000 to 2010 and projected through 2015, with additional data provided in Exhibit II-3. Data for the nation, the Commonwealth of Massachusetts and the Boston metropolitan statistical area is included for comparative purposes. The Bank's primary market area of Essex County contained a total population of 746,000 as of 2010. The population base of Essex County is relatively spread out in the various sections of the county, including the "mill towns" of Haverhill, Lawrence and Metheun in the north and the northern Boston suburbs in the southern portion of the county. Essex County reported population growth from 2000 to 2010 at a rate of 0.3% annually, a rate parallel with the statewide average but much lower than the national average of 1.0%. These trends are projected to continue over the next five years through 2015.

These population trends represent a moderately positive trend for Bank as the market area has certain areas of strong growth and certain areas of weaker growth. The overall population base provides a source of business for financial institutions, although the Bank operates in a semi-rural area with small cities functioning as population centers. Competition is relatively high in Essex County, as there were a total of 41 financial commercial banks and savings institutions operating in the county. As shown in Table 2.1, the number and growth of households performed comparably to trends in population over the same time period, with households in Essex County experiencing a 0.3% growth rate from 2000 to 2010 which was in line with the statewide average. Furthermore, the population and household growth trends described above are forecasted to slightly decrease over the next five years, which is slightly less favorable in terms of new business prospects in the Bank's market area.

Table 2.1 also details the age distribution of the residents of the Bank's market area county and reveals that Essex County has a similar age distribution characteristics as the state and a slightly older population profile than the nation.

Examination of another characteristic of the Bank's market area, median household income levels, revealed that Massachusetts and Essex County both reported income levels well

Table 2.1
Georgetown Bancorp, Inc.
Summary Demographic Data

	Year			Annualized Growth Rate	
	2000	2010	2015	2000-2010	2010-2015
Population (000)					
United States	281,422	311,213	323,209	1.0%	0.8%
Massachusetts	6,349	6,556	6,617	0.3%	0.2%
Boston MSA	4,391	4,569	4,638	0.4%	0.3%
Essex County	723	746	749	0.3%	0.1%
Households (000)					
United States	105,480	116,761	121,360	1.0%	0.8%
Massachusetts	2,444	2,520	2,546	0.3%	0.2%
Boston MSA	1,680	1,745	1,773	0.4%	0.3%
Essex County	275	282	283	0.3%	0.1%
Median Household Income ($)					
United States	$42,164	$54,442	$61,189	2.6%	2.4%
Massachusetts	50,539	67,515	78,847	2.9%	3.2%
Boston MSA	54,590	74,931	87,099	3.2%	3.1%
Essex County	51,763	69,145	80,929	2.9%	3.2%
Per Capita Income ($)					
United States	$21,587	$26,739	$30,241	2.2%	2.5%
Massachusetts	25,952	34,458	40,240	2.9%	3.2%
Boston MSA	28,016	37,661	43,918	3.0%	3.1%
Essex County	26,358	33,719	39,554	2.5%	3.2%
2010 HH Income Dist. (%)	$0-$25,000	$25,000-$50,000	$50,000-$100,000	$100,000+	
United States	20.8%	24.7%	35.7%	18.8%	
Massachusetts	16.9%	18.9%	34.1%	30.2%	
Boston MSA	14.9%	17.0%	32.9%	35.2%	
Essex County	16.3%	18.6%	32.7%	32.4%	
2010 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
United States	20.1%	27.2%	28.0%	15.5%	9.1%
Massachusetts	18.4%	26.8%	29.1%	15.7%	10.0%
Boston MSA	18.5%	27.2%	29.6%	15.3%	9.4%
Essex County	19.6%	24.9%	29.1%	16.2%	10.2%

Source: SNL Financial

above national averages, and indication of the substantial wealth in the Boston MSA. Median household income levels for Essex County as of 2010 were somewhat above the statewide average (2.4% higher) but were 27.0% above the national average. The relatively higher incomes in Essex County reflect the position of Essex County as an outer suburb of Boston, where income levels can be expected to be higher. Per capita income levels were modestly lower than the statewide average. In addition, recent historical and projected income growth rates were all above the national trends. Household income distribution rates for 2010 also reveal the higher income figures of the market area as a higher proportion of Massachusetts, Boston MSA and Essex County residents reported income in the higher ranges (above than $50,000) than the United States.

Local Economy

The local Essex County area was historically based on manufacturing, but similar to many areas of the country, has been transferred into a more services oriented economy in the last couple of decades with employment in most large economic sectors. A large portion of Essex County residents work in other nearby areas, including the city of Boston and the Route 128 area, and thus Essex County to an extent serves as a bedroom community.

Comparative employment data shown in Table 2.2 shows that employment in services constituted the major source of jobs in Essex County, as well as Massachusetts.

Table 2.2
Georgetown Bancorp, Inc.
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employment Sector	Massachusetts	Essex County
	(% of Total Employment)	
Services	44.9%	43.0%
Wholesale/Retail Trade	12.9%	14.0%
Government	11.1%	10.6%
Manufacturing	6.6%	10.4%
Finance/Insurance/Real Estate	10.2%	8.8%
Construction	4.9%	5.2%
Transportation/Utility	2.5%	1.8%
Arts/Entertainment/Rec.	2.5%	2.7%
Information	2.4%	1.8%
Agriculture	0.3%	0.2%
Other	1.8%	1.4%
	100.0%	100.0%

Source: Bureau of Economic Analysis

Wholesale/retail employment followed by government employment represented the second and third largest employment sectors in Essex County. The manufacturing industry, once the backbone of the regional economy, has generally experienced a shrinking job base reflecting a trend of manufacturers moving out of urban markets, particularly in the Northeast. The presence of a higher level of manufacturing employment (10.4%) generally is an unfavorable characteristic, as the manufacturing sector of the economy has been declining for a number of decades. Additionally, the market area served by the Company has a fairly diversified economy with healthcare, high-tech and energy companies constituting major sources of employment in the Company's regional market area. See Exhibit II-4 for additional details regarding the employment base of the Company's market area and region.

Table 2.3 below illustrates the major employers in the Company's market area of Essex County. As shown, the specific companies include various economic sectors, such as technology, health care and education.

Table 2.3
Georgetown Bancorp, Inc.
Major Employers in Essex County

Company	City	Employees
Alcatel-Lucent	North Andover	5,000-9,999
North Shore Children's Hosp	Salem	5,000-9,999
American Renal Holdings Inc	Beverly	1,000-4,999
Ancient Order Hebernians Div	Lynn	1,000-4,999
Anna Jaques Hospital	Newburyport	1,000-4,999
Beverly Hospital	Beverly	1,000-4,999
Caritas Holy Family Hospital	Methuen	1,000-4,999
CGI	Andover	1,000-4,999
Columbia Gas of Massachusetts	Lawrence	1,000-4,999
GE Aviation	Lynn	1,000-4,999
Home Health Vna	Lawrence	1,000-4,999
Lawrence General Hospital	Lawrence	1,000-4,999
Northern Essex Community Clg	Lawrence	1,000-4,999
NSMC Outpatient Mental Hlth	Salem	1,000-4,999
Pfizer Inc	Andover	1,000-4,999

Source: www.mass.gov, infogroup

Unemployment Data

As another indication of the economic environment within which the Company operates, recent unemployment data for the primary market area is shown in Table 2.4. The December 2011 unemployment rate for Essex County was 7.0%, which was slightly above the comparable unemployment rate for Massachusetts of 6.5%, while remaining well below the nationwide unemployment rate of 8.5%. Evidence of a partial recovery from the economic downturn is reflected in the lower December 2011 unemployment rate for Essex County compared to a year ago, which was consistent with national and state trends. This unemployment rate in Essex County is a favorable indication of the local and regional economy in which the Bank operates, such that demand for financial services products may improve in relation to other areas of the country.

Table 2.4
Georgetown Bancorp, Inc.
Market Area Unemployment Trends

Region	December 2010 Unemployment	December 2011 Unemployment
United States	9.4%	8.5%
Massachusetts	8.0%	6.5%
Essex County	8.5%	7.0%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

Table 2.5 displays deposit market trends and deposit market share, respectively, for commercial banks and savings institutions for the Commonwealth of Massachusetts and the Company's market area of Essex County from June 30, 2006 to June 30, 2011. Deposit growth trends are important indicators of a market area's current and future prospects for growth. Massachusetts' state deposits increased at an annualized rate of 5.7% over the five year time period shown in Table 2.5, with commercial banks increasing deposits at an annual rate of 6.9%, while savings and loan associations recorded an annual increase of 3.6%. Commercial banks hold a majority of the deposit market in Massachusetts, and as of June 30, 2011, commercial banks held a market share of 65.8% of total bank and thrift deposits.

Table 2.5
Georgetown Bancorp, Inc.
Deposit Summary

	As of June 30,						
	2006			2011			Deposit
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	Growth Rate 2006-2011
	(Dollars in Thousands)						(%)
State of Massachusetts	$ 175,700,000	100.0%	2,158	$ 231,326,000	100.0%	2,224	5.7%
Commercial Banks	109,267,000	62.2%	1,036	152,184,000	65.8%	1,013	6.9%
Savings Institutions	66,433,000	37.8%	1,122	79,142,000	34.2%	1,211	3.6%
Essex County	$ 14,831,557	100.0%	252	$ 17,049,771	100.0%	257	2.8%
Commercial Banks	5,597,411	37.7%	108	5,350,340	31.4%	96	-0.9%
Savings Institutions	9,234,146	62.3%	144	11,699,431	68.6%	161	4.8%
Georgetown SB	100,614	0.7%	3	152,457	0.9%	3	8.7%

Source: FDIC

Within Essex County, the table indicates that total deposit growth from 2006 to 2011 was 2.8% annually, indicating a slower growth market area. Comparable to the statewide trends, savings institutions recorded a 4.8% increase in deposits in Essex County over that time period. Georgetown was one of many financial institutions operating in Essex County as of June 30, 2011, and thus held a relatively modest market share position of 0.9%.

The Company's market area deposit market share figure is representative of the overall size of the deposit base in Essex County and the Company's smaller size, indicating a less competitive position for the Company. While future deposit gains and market share gains may be likely given the low current market share, the competitive environment has proven to be significant. Since June 30, 2006, Georgetown has experienced a net increase of deposits at an annualized rate of 8.7%, serving to slightly increase the Company's market share.

As implied by the Company's low market shares of deposits, competition among financial institutions in the Company's market area is significant. Among the Company's competitors are much larger and more diversified institutions, which have greater resources than maintained by Georgetown Bancorp. Financial institution competitors in the Company's primary market area include other locally based thrifts and banks, as well as regional, super regional and money center banks. From a competitive standpoint, Georgetown Bancorp has sought to emphasize its community orientation in the markets served by its branches. There are a total of 41 banking institutions operating in Essex County, with Georgetown Bancorp holding the 23rd largest market share of deposits. Table 2.6 lists the Company's largest competitors in Essex County, based on deposit market share as noted parenthetically.

Table 2.6
Georgetown Bancorp, Inc.
Market Area Deposit Competitors

Location	Name
Essex County	TD Bank NA (12.8%) Salem Five Cents SB (10.0%) Sovereign Bank (10.0%) Eastern Bank (9.7%) Danversbank (9.2%) Bank of American (7.4%) **Georgetown Bancorp (0.9%)** **-- Rank: 23 of 41**

Source: FDIC

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Georgetown's operations and financial characteristics versus a group of comparable publicly-traded thrift institutions (the "Peer Group") selected from the universe of all publicly-traded thrift institutions in a manner consistent with the regulatory valuation guidelines and other regulatory guidance. The basis of the pro forma market valuation is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences of Georgetown in relation to the Peer Group. Since no Peer Group can be exactly comparable to Georgetown, key areas are examined for differences to determine if valuation adjustments are appropriate in the following areas: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines and other regulatory guidance. The Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than "non-listed thrifts" i.e., those listed on the Over-the-Counter Bulletin Board or Pink Sheets, as well as those that are non-publicly traded and closely-held. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. We excluded those that were converted less than one year as their financial results do not reflect a full year of reinvestment benefit and since the stock trading activity is not seasoned. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group should be comprised of locally or regionally-based institutions with relatively comparable resources, strategies and financial characteristics. There are approximately 140 publicly-traded thrift institutions nationally, which includes approximately 25 publicly-traded MHCs. Given the limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the "best fit" group. To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such key differences. Since Georgetown will be fully public upon completion of the second step conversion offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group and excluding those in MHC form.

Based on the foregoing, from the 116 fully converted publicly-traded thrifts, we selected ten with characteristics relatively similar to Georgetown, The selection process applied is first described below, and then each member is briefly described.

- Screen #1: New England, New York and New Jersey institutions with assets less than $700 million, excluding MHC's, recent conversions and companies under acquisition. Eleven companies met the criteria for Screen #1 and nine I were included in the Peer Group. Of the other two companies, Carver Bancorp of New York was excluded due to unusual financial characteristics, including substantial new losses and low equity ratios. Elmira Savings Bank was excluded due to the presence of Troubled Asset Relief Program funds that distorted market pricing ratios.
- Screen #2: New York and New Jersey institutions with assets between $700 million and $1.1 billion, excluding MHC's, recent conversions and companies under acquisition. Two companies met the criteria for Screen #2 and one (Beacon Federal) was included in the Peer Group. Hingham Institution for Savings was excluded due to a low equity position and elevated return on assets and return on equity ratios (financial characteristics not comparable to Georgetown)

Table 3.1 shows the general characteristics of each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Georgetown, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Georgetown's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

- **Beacon Federal Bancorp of NY ("BFED")** BFED, the largest Peer Group member, operates 8 offices in New York state, and utilized borrowings to a greater extent that the Peer Group on average, and a higher amount of investment in loans as a percent of assets. Beacon's tangible equity/assets ratio was slightly below the Peer Group average. Above average profitability was due to the lowest operating expense ratios of all Peer Group members, offset in part by a low net interest income ratio after provisions. Beacon had a high level of loan diversification away from residential assets in the form of consumer and commercial loans. Asset quality ratios were more favorable than the Peer Group.

Table 3.1
Peer Group of Publicly-Traded Thrifts
February 24, 2012

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(1)	Total Assets(2)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
BFED	Beacon Federal Bancorp of NY	NASDAQ	East Syracuse NY	Thrift	$1,071	8	12/31	10/07	$13.50	$85
ONFC	Oneida Financial Corp. of NY	NASDAQ	Oneida, NY	Thrift	$664	13	12/31	07/10	$9.60	$66
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	$616	8	12/31	07/06	$14.43	$83
COBK	Colonial Financial Serv. of NJ	NASDAQ	Bridgeton, NJ	Thrift	$590	9	12/31	07/10	$12.50	$51
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	$568	9	6/30	01/07	$12.37	$76
PEOP	Peoples Fed Bancshrs Inc of MA	NASDAQ	Brighton, MA	Thrift	$553	6	9/30	07/10	$15.50	$106
CEBK	Central Bncrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	$521	11	3/31	10/86	$19.25	$32
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	$454	6	12/31	07/06	$12.80	$45
CMSB	CMS Bancorp Inc of W Plains NY	NASDAQ	White Plains, NY	Thrift	$260	6	9/30	04/07	$7.56	$14
MFLR	Mayflower Bancorp, Inc. of MA	NASDAQ	Middleboro, MA	Thrift	$248	8	4/30	12/87	$8.04	$17

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source: SNL Financial, LC.

- **Oneida Financial Corp. of NY ("ONFC")** ONFC, operating from 13 offices in New York, maintained a relatively high cash & investment/assets ratio and an above average equity/assets ratio compared to the Peer Group members. Oneida contained the most intangible assets of all Peer Group members, as the tangible equity ratio was lower than the Peer Group average. Net income was well above the Peer Group average, a result of low interest expense levels. The loan portfolio composition contained a lower level of residential loans and commercial loans, along with a higher investment in MBS. Asset quality ratios were more favorable than the Peer Group.

- **Chicopee Bancorp Inc. of MA ("CBNK")** CBNK, the third largest Peer Group member, operates 8 offices in Massachusetts. Chicopee reported a higher loans/assets and a similar funding structure as the Peer Group on average. The equity/assets ratio was above the Peer Group average. Profitability was second lowest of the Peer Group, caused by lower non-interest income and somewhat higher operating expenses. CBNK operated with a greater investment in non-residential real estate assets, with investment in commercial real estate and commercial business loans, along with the lowest investment in MBS of all Peer Group members. Asset quality ratios were somewhat more favorable than the Peer Group averages, including higher reserve coverage ratios.

- **Colonial Financial Services of NJ ("COBK")** COBK, operating from 9 offices in New Jersey, reported a lower loans/assets and higher deposits/assets ratios compared to the Peer Group. The equity/assets ratio was slightly below the Peer Group average. Profitability was slightly above the Peer Group average, achieved through much lower operating expenses compared to the Peer Group. COBK had modest diversification away from residential assets and a higher investment in MBS in relation to the Peer Group average, resulting in a lower risk-weighted assets-to-assets ratio. Asset quality ratios were less favorable than the Peer Group, including the highest level of non-accruing loans of all Peer Group members.

- **Hampden Bancorp, Inc. of MA ("HBNK")** HBNK, with a branch office network of 9 branches, maintains higher loans/assets and lower deposits/assets ratios as the Peer Group as a whole. Reporting a modest decrease in assets during the most recent 12 months, HBNK's tangible equity position remained above the Peer Group average. Below average profitability was mainly related to higher levels of provisions. The loan portfolio composition was similar to the Peer Group average, with the exception of a higher investment in MBS. Problem asset ratios were less favorable than the Peer Group averages.

- **Peoples Federal Bancshares Inc. of MA ("PEOP")** PEOP, operating out of 6 offices in Massachusetts, reported an equity/assets ratio well above the Peer Group. Above average profitability was supported by lower levels of provisions and lower operating expenses. Loans were concentrated in residential and commercial assets, as there was modest diversification into other loan types. Asset quality ratios were more favorable than the Peer Group.

- **Central Bancorp of Somerville MA ("CEBK")** CEBK operates out of 11 office locations in Massachusetts. CEBK reported an equity/assets ratio lower than the Peer Group average. Net income was second lowest of all Peer Group members, a result of higher interest expense, provisions and operating expenses. CEBK reported the second highest proportion of 1-4 family loans as a percent of assets and had modest levels of diversification in other areas. Asset quality ratios were less favorable than the Peer Group.

- **Newport Bancorp Inc. of RI ("NFSB")** Newport, operating out of 6 offices in Rhode Island, maintained the second highest loans/assets ratio and highest borrowings ratio of all Peer Group companies. Newport's net income was in line with the Peer Group average, with income supported by a high interest income ratio, offset in part by a higher interest expense ratio. Reporting the highest proportion of 1-4 family residential loans in portfolio, loan diversification included investment in commercial real estate. Asset quality ratios were more favorable than the Peer Group, with Newport having the highest reserve coverage ratios of all Peer Group members.
- **CMS Bancorp Inc. of NY ("CMSB")** CMSB, the second smallest Peer Group member, reported a balance sheet that closely matched the Peer Group averages in terms of investment and funding. The equity/assets ratio was well below the Peer average. Reporting the lowest profitability of all Peer Group members, net income was unfavorably affected by limited non-interest income and somewhat higher operating expenses. Loan diversification was concentrated in commercial real estate and commercial business loans, with investment in residential assets above the Peer averages. Asset quality ratios were less favorable than the Peer Group averages.
- **Mayflower Bancorp, Inc. of MA ("MFLR")** MFLR, the smallest Peer Group company, reported a relatively low level of loans and a higher level of deposits than the Peer averages. Net income was supported by the highest level of net interest income of all Peer Group members, offset in part by lower non-interest income and higher operating expenses. Mayflower recorded the highest investment in residential assets of all Peer Group companies, and thus had limited diversification into other loan types. On balance, asset quality ratios were more favorable than the Peer Group as a whole.

The companies selected for the Peer Group were relatively comparable to Georgetown on average, and are considered to be the "best fit" Peer Group. While there are many similarities between Georgetown and the Peer Group on average, there are some notable differences that lead to valuation adjustments. The following comparative analysis highlights key similarities and differences of Georgetown relative to the Peer Group.

In aggregate, the Peer Group companies maintain a slightly higher tangible equity level in comparison to the industry average (12.0% of assets versus 11.2% for all public thrifts) and generate a higher ROA (0.34% for the Peer Group versus 0.09% for all public thrifts). Accordingly, the Peer Group companies have an ROE that is well above all public companies (ROE of 2.62% for the Peer Group versus 0.09% for all public companies). Overall, the Peer Group's pricing ratios were at a modest discount to all publicly traded thrift institutions on a price/tangible book value basis and a premium on a price/core earnings basis (many public companies did not have meaningful core earnings multiples owing to their trailing twelve month loss position).

	Public Thrifts	All Peer Group
Financial Characteristics (Averages)		
Assets ($Mil)	$2,708	$555
Market Capitalization ($Mil)	$304.9	$57.4
Tangible Equity/Assets (%)	11.16%	12.03%
Core Return on Average Assets (%)	0.09%	0.34%
Core Return on Average Equity (%)	0.09%	2.62%
Pricing Ratios (Averages) (2)		
Price/Core Earnings (x)	19.46x	21.68x
Price/Tangible Book (%)	86.31%	84.71%
Price/Assets (%)	9.85%	10.07%

(1) Excludes MHCs and those subject to acquisition
(2) Based on market prices as of February 24, 2012.

Sources: Tables 3.2 and 4.3.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Georgetown and the Peer Group, reflecting balances as of December 31, 2011, or the latest date available. On a reported basis, Georgetown's equity-to-assets ratio of 10.2% was below the Peer Group's average equity/assets ratio of 12.4%. This difference is somewhat decreased when focusing on the tangible equity-to-assets ratios for Georgetown and the Peer Group, which equaled 10.2% and 12.0%, respectively. On a pro forma basis, Georgetown's equity ratios at the midpoint of the offering range will be higher than the Peer Group average and median ratios.

The increase in Georgetown's pro forma equity position will be favorable from an interest rate risk perspective and in terms of posturing for future earnings growth. The Company's operating strategy is focused on increasing earnings through ongoing business lines and the current branch network. Many of the Peer Group companies have adopted similar strategies and they have already leveraged their capital positions. Thus, the business plan implementation by the Company to increase earnings and ROE to Peer Group levels is subject to both execution risk in the current environment, which must be considered in the valuation adjustments.

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2011

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Georgetown Bancorp, Inc. of MA																				
December 31, 2011	9.6	4.8	1.4	81.2	75.8	12.9	0.0	10.2	0.0	10.2	-2.75	70.47	-9.66	-0.25	-20.14	6.05	6.05	9.60	9.60	14.20
All Public Companies																				
Averages	6.0	21.8	1.5	65.8	73.3	12.3	0.4	12.8	0.7	12.1	3.13	9.70	1.40	3.34	-11.51	2.58	2.12	11.82	11.82	20.23
Medians	4.6	19.3	1.6	68.1	74.0	10.4	0.0	11.8	0.1	11.0	1.11	5.32	-0.31	2.32	-8.60	2.15	2.24	11.18	11.18	18.80
State of MA																				
Averages	5.9	18.4	1.7	70.1	73.5	11.6	0.2	13.5	0.7	12.8	11.60	5.51	13.55	11.86	-7.30	4.54	0.60	14.83	14.83	18.73
Medians	5.2	13.4	1.9	73.5	74.0	9.0	0.0	14.0	0.0	13.5	5.83	-1.39	5.78	7.74	-10.19	1.82	-0.11	14.83	14.83	19.61
Comparable Group																				
Averages	5.9	21.7	1.8	66.5	74.9	11.3	0.2	12.4	0.4	12.0	2.27	6.17	0.55	4.33	-20.38	0.89	0.89	10.74	10.74	18.69
Medians	5.7	17.9	2.0	71.3	74.6	10.0	0.0	11.8	0.0	11.0	1.02	4.03	1.04	3.10	-12.10	2.58	2.71	10.36	10.36	18.30
Comparable Group																				
BFED Beacon Federal Bancorp of NY(1)	4.4	16.3	1.0	75.4	67.9	21.1	0.0	10.6	0.0	10.6	1.10	4.36	0.24	4.20	-9.30	4.81	4.81	9.80	9.80	13.94
CMSB CMS Bancorp Inc of W Plains NY	3.5	23.3	0.0	70.4	77.0	13.2	0.0	8.5	0.0	8.5	5.95	16.37	2.13	7.26	-0.46	2.78	2.78	7.41	7.41	15.53
CEBK Central Bncrp of Somerville MA	7.1	8.7	1.5	80.0	63.8	22.5	2.2	8.6	0.4	8.2	1.76	-7.87	3.80	2.32	-6.62	-3.93	-4.13	NA	NA	16.92
CBNK Chicopee Bancorp, Inc. of MA	9.9	12.8	2.2	72.2	73.6	11.6	0.0	14.7	0.0	14.7	7.43	26.84	2.99	15.68	-20.07	-1.20	-1.20	NA	NA	NA
COBK Colonial Financial Serv. of NJ(1)	4.6	39.4	1.8	51.3	87.1	0.3	0.0	12.2	0.0	12.2	-0.43	6.29	-7.47	0.79	-81.82	3.02	3.02	10.91	10.91	19.67
HBNK Hampden Bancorp, Inc. of MA	4.4	19.6	2.8	70.4	75.1	8.4	0.0	15.2	0.0	15.2	0.52	-6.20	1.30	3.87	-14.91	-6.84	-6.84	NA	NA	22.30
MFLR Mayflower Bancorp, Inc. of MA	5.2	36.9	0.0	51.8	89.5	1.0	0.0	8.8	0.0	8.8	0.90	3.69	0.31	1.36	-44.44	4.86	4.86	NA	NA	NA
NFSB Newport Bancorp, Inc. of RI	6.8	9.2	2.5	76.8	58.3	29.5	0.0	11.4	0.0	11.4	0.94	17.54	-2.12	1.42	-1.14	3.93	3.93	NA	NA	NA
ONFC Oneida Financial Corp. of NY	6.1	38.2	2.6	43.0	83.0	1.7	0.0	13.3	3.8	9.5	0.32	-0.33	0.77	-0.28	-8.33	2.38	2.63	NA	NA	NA
PEOP Peoples Fed Bancshrs Inc of MA	7.3	13.0	3.4	74.0	74.0	3.6	0.0	20.7	0.0	20.7	4.24	1.02	3.60	6.68	-16.67	-0.92	-0.92	14.83	14.83	23.80

(1) Financial information is for the quarter ending September 30, 2011.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The interest-earning asset ("IEA") composition for the Company and the Peer Group reflects differences in terms of proportion of cash, investment, and MBS at 14.4% and 27.6%, respectively, although the Company maintains a higher proportion of cash and equivalents while the Peer Group maintains a higher proportion of MBS and investments. The Company maintained a loan-to-assets ratio of 81.2% that is well above the Peer Group average of 66.5%. Georgetown Bancorp's investment in BOLI at 1.4% is below the Peer Group average of 1.8%. Overall, the Company's IEA (excluding BOLI) amounted to 95.6% of assets, which is modestly higher than the Peer Group's average ratio of 94.1%. On a pro forma basis following the Second Step Conversion, the proceeds from the Offering will immediately be invested in short-term investments pending the longer-term deployment into other IEA such as investment securities with laddered maturities and/or loans, so the Company's current IEA advantage will continue.

The Company's funding liabilities reflect a funding strategy based on deposits that is similar to the Peer Group. The Company's deposits equaled 75.8% of assets, which was above the Peer Group's average ratio of 74.9%. On the other hand, the Peer Group maintained a lower level of borrowings than the Company, as indicated by borrowings-to-assets ratios (including subordinated debt) of 12.9% and 11.5% for the Peer Group and the Company, respectively. Total interest-bearing liabilities ("IBL") maintained by the Company and the Peer Group, as a percent of assets, equaled 88.7% and 86.4%, respectively.

A key measure of balance sheet strength for a financial institution is IEA/IBL ratio, with higher ratios often facilitating stronger profitability levels, depending on the overall asset/liability mix. Presently, the Company's IEA/IBL ratio of 107.8% is just below the Peer Group's average ratio of 109.1%. The additional capital realized from stock offering proceeds will increase the IEA/IBL ratio, as the net proceeds realized from Georgetown's stock offering are expected to be reinvested into IEA and the increase in the Company's equity position will result in a lower level of IBL funding assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. The Company and the Peer Group's growth rates are based on annual growth for the December 31, 2011 or latest 12 months reported. The Company recorded an asset decline of 2.8% for the most recent 12 month period. In contrast, the Peer Group on average demonstrated asset growth of 2.3%, as nine of the Peer Group companies increased their size primarily as levels of cash and investments (including MBS) increased. The Company's asset decline was due to a 0.3% decrease in deposits while the Peer Group's deposits increased at a modest rate equal to 4.3% over the last 12 months. The Company's equity increased during the 12 month period at a rate well above the Peer Group's modest growth. The Company's post-conversion equity growth rate will initially be constrained by maintenance of a comparatively higher pro forma equity position.

Income and Expense Components

Table 3.3 shows comparative income statement measures for Georgetown and the Peer Group, reflecting earnings for the last 12 months. The Company reported a comparable net income to average assets ratio of 0.51% versus the Peer Group's ratio of 0.40%, with Georgetown reporting a more favorable net interest income ratio, higher provisions, lower non-interest income, higher operating expenses and slightly higher non-operating income. These differences are described more fully below. The Company's higher interest income to average assets ratio (5.40% versus 4.27% on average for the Peer Group) was mainly the result of higher asset yields, while funding costs were similar. As a result, the Company held an advantage to the Peer Group in terms of the net interest income to average assets ratio (4.18% for Georgetown and 3.12% for the Peer Group). On a pro forma basis, the reinvestment of the offering proceeds should further increase the Company's net interest income, although the net interest income ratio may decline due to the current low reinvestment rates available.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.32% and 0.73% of the Company's and the Peer Group's average assets, respectively. The Company's relatively low earnings contribution realized from non-interest operating income is indicative of its limited diversification into areas that generate revenues from non-interest sources. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, Georgetown's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 75.6% was more favorable than the Peer Group's efficiency ratio of 80.5%.

In another key area of core earnings strength, Georgetown maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 3.40% and 3.10%, respectively. In concert with the Company's higher operating expense ratio, assets per full time equivalent employee were lower, $4,431 for Georgetown versus $5,195 for the Peer Group.

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended December 31, 2011

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Georgetown Bancorp, Inc. of MA																			
December 31, 2011	0.51	5.40	1.22	4.18	0.48	3.70	0.00	0.00	0.32	0.32	3.40	0.00	0.18	0.00	5.67	1.49	4.18	4,431	36.57
All Public Companies																			
Averages	0.24	4.33	1.23	3.11	0.57	2.54	0.02	-0.09	0.80	0.72	2.91	0.03	0.12	0.00	4.64	1.42	3.22	6,035	30.81
Medians	0.45	4.29	1.21	3.10	0.34	2.63	0.00	-0.02	0.62	0.57	2.86	0.00	0.05	0.00	4.57	1.39	3.21	5,310	30.90
State of MA																			
Averages	0.46	4.19	1.01	3.18	0.19	2.99	0.02	-0.02	0.56	0.56	2.63	0.01	-0.07	0.00	4.40	1.20	3.20	6,785	29.15
Medians	0.52	4.22	1.10	3.20	0.19	2.95	0.00	-0.02	0.40	0.43	2.74	0.00	0.02	0.00	4.51	1.27	3.22	6,256	31.65
Comparable Group																			
Averages	0.40	4.27	1.16	3.12	0.24	2.88	0.01	-0.02	0.73	0.72	3.10	0.00	0.07	0.00	4.53	1.33	3.20	5,195	35.56
Medians	0.41	4.28	1.23	3.10	0.21	2.93	0.00	-0.02	0.48	0.47	3.15	0.00	0.04	0.00	4.51	1.42	3.14	5,125	33.80
Comparable Group																			
BFED Beacon Federal Bancorp of NY(1)	0.61	4.87	1.84	3.03	0.56	2.47	0.00	0.00	0.61	0.61	2.13	0.00	-0.02	0.00	5.07	2.07	3.00	7,487	33.80
CMSB CMS Bancorp Inc of W Plains NY	-0.04	4.59	1.47	3.12	0.17	2.95	0.00	0.00	0.07	0.07	3.21	0.00	0.07	0.00	4.71	1.63	3.08	5,310	70.96
CEBK Central Bncrp of Somerville MA	0.21	4.52	1.31	3.20	0.26	2.95	0.00	0.00	0.31	0.31	3.18	0.00	0.19	0.00	4.71	1.47	3.25	4,697	24.89
CBNK Chicopee Bancorp, Inc. of MA	0.19	4.22	1.17	3.05	0.14	2.91	0.00	-0.02	0.48	0.46	3.22	0.00	0.02	0.00	4.46	1.39	3.07	NM	NM
COBK Colonial Financial Serv. of NJ(1)	0.50	4.14	1.28	2.85	0.34	2.52	0.00	0.00	0.27	0.26	2.13	0.00	0.04	0.00	4.33	1.46	2.87	5,903	27.88
HBNK Hampden Bancorp, Inc. of MA	0.27	4.35	1.14	3.21	0.30	2.91	0.00	-0.01	0.48	0.47	3.05	0.00	0.05	0.00	4.57	1.38	3.19	4,941	29.47
MFLR Mayflower Bancorp, Inc. of MA	0.52	4.00	0.62	3.39	0.10	3.29	0.05	-0.05	0.51	0.51	3.27	0.00	0.25	0.00	4.28	0.68	3.60	3,643	33.83
NFSB Newport Bancorp, Inc. of RI	0.32	4.69	1.40	3.30	0.25	3.05	0.00	-0.04	0.61	0.57	3.12	0.00	0.00	0.00	5.05	1.59	3.46	NM	35.04
ONFC Oneida Financial Corp. of NY	0.89	3.56	0.60	2.95	0.16	2.80	0.06	-0.02	3.63	3.66	5.31	0.05	0.08	0.00	4.06	0.71	3.35	2,011	24.80
PEOP Peoples Fed Bancshrs Inc of MA	0.54	3.80	0.73	3.07	0.09	2.99	0.00	-0.02	0.32	0.31	2.42	0.00	0.01	0.00	4.03	0.95	3.08	7,571	39.34

(1) Financial information is for the quarter ending September 30, 2011.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Loan loss provisions had a larger impact on the Company's earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.48% and 0.24% of average assets, respectively. Both these figures reflect expenses incurred in relation to management of asset quality.

Net gains realized from the sale of assets had a slightly larger impact on the Company's earnings, as the Company and the Peer Group reported net gains equal to 0.18% and 0.07% of average assets, respectively. The Company's gains on sale consisted of gains on the sale of fixed rate loans into the secondary market. Typically, gains and losses generated are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Company's or the Peer Group's earnings.

Taxes had a more significant impact on the Company's earnings, as Georgetown and the Peer Group posted effective tax rates of 36.57% and 35.56%, respectively. As indicated in the prospectus, the Company's effective marginal tax rate is equal to 40.0%.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions (including the investment in mortgage-backed securities). The Company's loan portfolio composition reflected a slightly lower concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (43.0% of assets versus 47.5% for the Peer Group). The Company's lower ratio was attributable to maintaining lower concentrations of mortgage-backed securities. Loans serviced for others equaled 29.1% and 9.9% of the Company's and the Peer Group's assets, respectively, thereby indicating a greater influence of loan servicing income on the Company's earnings. The Company maintained loan servicing intangibles equal to $458,000, while the Peer Group maintained relatively modest balances of loan servicing intangibles.

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2011

Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Portfolio Composition as a Percent of Assets								
Georgetown Bancorp, Inc. of MA	3.01	39.99	11.65	24.70	5.08	0.23	72.79	57,950	458
All Public Companies									
Averages	13.91	34.04	3.45	23.17	4.58	1.90	62.51	790,301	6,187
Medians	11.30	33.46	2.33	23.02	3.37	0.50	61.68	31,665	110
State of MA									
Averages	11.74	33.52	3.57	25.08	5.97	3.19	65.75	77,015	347
Medians	7.36	33.24	2.38	24.76	5.38	0.80	64.93	48,390	0
Comparable Group									
Averages	11.70	35.83	1.97	21.19	4.75	2.81	63.52	54,744	231
Medians	10.74	32.34	1.42	22.15	4.63	0.59	62.50	52,515	73
Comparable Group									
BFED Beacon Federal Bancorp of NY(1)	13.5	30.94	1.25	18.77	7.46	15.22	75.95	137,980	790
CMSB CMS Bancorp Inc of W Plains NY	7.34	42.01	0.12	20.12	8.25	0.04	50.04	30	0
CEBK Central Bncrp of Somerville MA	5.39	47.17	0.08	33.15	0.22	0.17	60.49	80	0
CBNK Chicopee Bancorp, Inc. of MA	0.34	28.55	6.41	24.76	12.83	0.42	77.67	82,360	344
COBK Colonial Financial Serv. of NJ(1)	19.24	28.78	1.6	16.15	4.03	0.25	56.58	0	0
HBNK Hampden Bancorp, Inc. of MA	18.5	32.56	0.99	26.54	6.18	5.08	70.74	56,640	0
MFLR Mayflower Bancorp, Inc. of MA	24.54	32.12	4.08	10.88	1.8	0.76	54.59	85,850	508
NFSB Newport Bancorp, Inc. of RI	7.98	49.83	1.96	25.47	0.25	0.09	64.51	3,290	0
ONFC Oneida Financial Corp. of NY	13.98	20.41	0.81	11.83	5.23	5.19	59.7	132,820	523
PEOP Peoples Fed Bancshrs Inc of MA	6.22	45.92	2.37	24.18	1.27	0.85	64.93	48,390	146

(1) Financial information is for the quarter ending September 30, 2011.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Diversification into higher risk and higher yielding types of lending was more significant for the Company compared to the Peer Group's lending diversification. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Company (24.7% of assets), followed by construction loans (11.7% of assets). Likewise, the Peer Group's lending diversification also consisted primarily of commercial real estate/multi-family loans (21.2% of assets), while commercial business loans constituted the second largest area of lending diversification for the Peer Group (4.8% of assets). Other areas of lending diversification for the Peer Group included construction/land loans (2.0% of assets) and consumer loans (2.8% of assets). Lending diversification for the Company also included a modest balance of commercial business loans (5.1% of assets). Overall, the composition of the Company's assets provided for a higher risk weighted assets-to-assets ratio compared to the Peer Group's ratio (72.8% versus 63.5% for the Peer Group).

Credit Risk

The ratio of NPAs/assets equaled 1.59% for the Company versus an average of 1.92% for the Peer Group, as shown in Table 3.5. Moreover, to place the Company's ratio of NPAs into perspective, it should be noted that the average ratio for all publicly traded thrifts equaled 3.42% of assets. It should also be noted that essentially all of the Company's NPAs are concentrated in non-performing loans ("NPLs") and, as a result, there remains an increased propensity for loss in the event of the foreclosure process is prolonged.

Georgetown and the Peer Group maintained a similar level of loss reserves as a percent of loans, while the Company reported lower reserve coverage ratios in relation to NPLs and total NPAs. Specifically, the Company's and Peer Group's ratios of reserves/loans equaled 1.13% and 1.14%, respectively.. In terms of the reserve coverage ratio relative to NPAs and 90+ day delinquent loans, the Company's ratio of 57.67% is well below the 66.31% reserve coverage ratio for the Peer Group. Chargeoffs over the most recent 12 month period for Georgetown equaled 0.48% of loans, which was well above the Peer Group average of 0.21%.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, the Company's interest rate risk characteristics were considered less favorable than the Peer Group's, as

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2011 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Georgetown Bancorp, Inc. of MA	0.02	1.59	1.94	1.13	58.22	57.67	776	0.48
All Public Companies								
Averages	0.53	3.42	4.17	1.59	57.62	49.25	1,755	0.94
Medians	0.20	2.28	3.16	1.33	43.29	36.16	620	0.36
State of MA								
Averages	0.10	1.53	2.02	1.08	83.72	68.11	329	0.11
Medians	0.09	1.28	1.56	0.99	79.82	62.40	134	0.06
Comparable Group								
Averages	0.15	1.92	2.65	1.14	90.76	66.31	297	0.21
Medians	0.13	1.61	2.16	1.02	39.35	39.35	61	0.08
Comparable Group								
BFED Beacon Federal Bancorp of NY(1)	0.12	0.98	1.07	1.93	180.15	150.86	1,848	0.90
CMSB CMS Bancorp Inc of W Plains NY	0.00	2.22	3.09	0.85	21.31	21.29	0	0.00
CEBK Central Bncrp of Somerville MA	0.06	2.82	3.33	0.97	29.08	27.76	390	0.36
CBNK Chicopee Bancorp, Inc. of MA	0.15	1.15	1.28	1.02	75.39	63.67	13	0.01
COBK Colonial Financial Serv. of NJ (1)	0.14	4.32	8.02	1.44	17.99	17.40	48	0.06
HBNK Hampden Bancorp, Inc. of MA	0.19	2.98	3.92	1.37	35.08	32.85	262	0.26
MFLR Mayflower Bancorp, Inc. of MA	0.11	NA	NA	0.94	NA	NA	33	0.10
NFSB Newport Bancorp, Inc. of RI	0.19	0.42	0.48	1.05	216.66	188.30	51	0.06
ONFC Oneida Financial Corp. of NY	0.57	0.79	0.50	1.01	201.81	55.33	252	0.35
PEOP Peoples Fed Bancshrs Inc of MA	0.00	1.61	2.16	0.85	39.35	39.35	70	0.00

(1) Financial information is for the quarter ending September 30, 2011.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2011 or Most Recent Date Available

	Balance Sheet Measures			Quarterly Change in Net Interest Income					
Institution	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
				(change in net interest income is annualized in basis points)					
Georgetown Bancorp, Inc. of MA	10.2	107.8	4.4	-14	9	4	35	4	9
All Public Companies	12.0	108.4	6.3	0	0	4	1	1	1
State of MA	12.8	110.9	5.6	-2	2	4	-1	-4	3
Comparable Group									
Averages	12.0	109.1	5.8	-5	3	2	-1	1	1
Medians	11.0	108.1	5.4	-6	1	5	-2	-2	1
Comparable Group									
BFED Beacon Federal Bancorp of NY(1)	10.6	107.9	4.0	NA	-8	8	-2	6	9
CMSB CMS Bancorp Inc of W Plains NY	8.5	107.8	2.7	-12	-3	5	4	-9	-1
CEBK Central Bncrp of Somerville MA	8.2	108.3	4.2	-15	10	5	-10	-17	-7
CBNK Chicopee Bancorp, Inc. of MA	14.7	111.5	5.1	-5	0	7	6	-1	-10
COBK Colonial Financial Serv. of NJ(1)	12.2	108.9	4.7	NA	27	-5	-4	-7	-8
HBNK Hampden Bancorp, Inc. of MA	15.2	112.9	5.6	6	14	4	-7	5	-5
MFLR Mayflower Bancorp, Inc. of MA	8.8	103.7	6.1	-2	-7	1	3	-3	2
NFSB Newport Bancorp, Inc. of RI	11.4	105.8	7.1	-7	-5	-5	-8	8	3
ONFC Oneida Financial Corp. of NY	9.5	103.2	12.6	-11	3	11	-2	-4	3
PEOP Peoples Fed Bancshrs Inc of MA	20.7	121.3	5.8	5	1	-9	11	27	22

(1) Financial information is for the quarter ending September 30, 2011.
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

implied by the Company's lower tangible equity-to-assets and IEA/IBL ratios. However, this slight disadvantage was offset by the Company's lower ratio of non-interest earning assets. To analyze the associated interest rate risk, we reviewed quarterly changes in net interest income as a percent of average assets for the Company and the Peer Group. Both demonstrate quarter to quarter volatility, with Georgetown reporting a higher level of volatility. On a pro forma basis, the infusion of stock proceeds should serve to improve these ratios.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Georgetown. In those areas where notable differences exist, we will apply appropriate valuation adjustments in the next section.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

Appraisal Guidelines

The regulatory written appraisal guidelines as reissued by the OCC specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Georgetown Bancorp's operations and financial condition; (2) monitor Georgetown Bancorp's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Georgetown Bancorp's stock specifically; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Georgetown Bancorp's value, or Georgetown Bancorp's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Company's interest-earning asset composition showed a higher concentration of loans and a correspondingly lower level of cash and investments. The compositions of funding sources were similar for both. Lending diversification into higher risk and higher yielding types of loans was more significant for Georgetown Bancorp, which resulted in a higher risk weighted assets-to-assets ratio for the Company. In comparison to the Peer Group, the Company's interest-earning asset composition provided for a higher yield earned on interest-earning assets. Georgetown Bancorp's cost of funds was slightly higher than the Peer Group's cost of funds. As a percent of assets, the Company maintained a higher level of interest-earning assets and a higher level of interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a lower IEA/IBL ratio for the Company. After factoring in the impact of the net stock proceeds, the Company's IEA/IBL ratio should exceed the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

- Credit Quality. The Company's ratios for non-performing assets and non-performing loans were more favorable than the comparable Peer Group ratios. Loss reserves as a percent of non-performing loans were higher for the Company than the Peer Group median, while loss reserves as a percent of loans were equal for both. Net loan charge-offs were a larger factor for the Company. As noted above, the Company's risk weighted assets-to-assets ratio was higher than the Peer Group's ratio. Overall, RP Financial concluded that credit quality was a slightly positive factor in our adjustment for financial condition.

- Balance Sheet Liquidity. Georgetown Bancorp maintained a lower level of cash and investment securities relative to the Peer Group (14.4% of assets versus 27.6% for the Peer Group) as a result of the Company's larger investment in loans. Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Company's future borrowing capacity was considered to be comparable to the Peer Group's borrowing capacity, given the similar levels of borrowings currently funding the Company's and the Peer Group's assets. Overall, RP Financial concluded that balance sheet liquidity was a slightly negative factor in our adjustment for financial condition.

- Funding Liabilities. The Company's interest-bearing funding composition reflected slightly higher concentrations of deposits and borrowings relative to the comparable Peer Group ratios, which translated into a higher cost of funds for the Company. Total interest-bearing liabilities as a percent of assets were higher for the Company compared to the Peer Group's ratio, which was attributable to the Peer Group's higher equity position. Following the stock offering, the increase in the Company's capital position will reduce the level of interest-bearing liabilities funding the Company's assets. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

- Equity. The Company currently operates with a lower equity-to-assets ratio than the Peer Group. However, following the stock offering, Georgetown Bancorp's pro forma capital position should modestly exceed the Peer Group's equity-to-assets ratio. The Company's higher pro forma capital position implies somewhat greater leverage capacity, a lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Company's more significant capital surplus will make it difficult to achieve a competitive ROE.

On balance, RP Financial concluded that equity was a slightly positive factor in our adjustment for financial condition.

On balance, Georgetown Bancorp's balance sheet strength was considered to be more favorable than the Peer Group and, thus, a slight upward adjustment was applied for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company reported net income equal to 0.51% of average assets, versus net income equal to 0.40% of average assets for the Peer Group. The Company's higher return was largely attributable a higher net interest income ratio and higher non-operating income. Comparatively, the Peer Group maintained earnings advantages with respect to loan loss provisions, non-interest operating income, operating expenses and the effective tax rate. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Company's earnings, with the benefit of reinvesting proceeds expected to be offset by implementation of additional stock benefit plans in connection with the second-step offering. On balance, RP Financial concluded that the Company's reported earnings were a slightly positive factor in our adjustment for profitability, growth and viability of earnings.
- Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Company's and the Peer Group's core earnings. Georgetown Bancorp operated with a higher net interest income ratio, a higher operating expense ratio and a lower level of non-interest operating income. The Company's higher and lower ratios for net interest income and operating expenses, respectively, translated into a higher expense coverage ratio in comparison to the Peer Group's ratio (equal to 1.23x versus 1.01X for the Peer Group). Similarly, the Company's efficiency ratio of 75.6% was more favorable than the Peer Group's efficiency ratio of 80.5%. Loan loss provisions had a larger negative impact on the Company's earnings. These measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion equity base capital, which will be negated by expenses associated with the stock benefit plans, indicate that the Company's pro forma core earnings will continue to be more favorable than the Peer Group. Therefore, RP Financial concluded that this was a moderately positive factor in our adjustment for profitability, growth and viability of earnings.
- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated that a greater degree of volatility was associated with the Company's net interest margin. Other measures of interest

rate risk, such as equity and IEA/IBL ratios were more favorable for the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/ILB ratios that should exceed the comparable Peer Group ratios, as well as enhance the stability of the Company's net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a larger factor in Georgetown Bancorp's earnings (0.48% of average assets versus 0.24% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, the Company maintained a higher concentration of assets in loans, and lending diversification into higher risk types of loans was more significant for Georgetown Bancorp. Credit quality measures for non-performing assets and loss reserves as a percent of non-performing loans were more favorable for the Company, while loss reserves as a percent of loans were higher for the Peer Group. Overall, RP Financial concluded that credit risk was a moderately positive factor in our adjustment for profitability, growth and viability of earnings.
- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, Georgetown Bancorp maintained a higher interest rate spreads, which would tend to provide for higher net interest income ratio for the Company going forward based on the current prevailing interest rate environment. Second, the infusion of stock proceeds will provide the Company with slightly greater growth potential through leverage than currently maintained by the Peer Group. Third, the Company's lower ratio of non-interest operating income and the higher operating expense ratio were viewed as respective disadvantages to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a slightly negative factor in our adjustment for profitability, growth and viability of earnings.
- Return on Equity. Currently, the Company's core ROE is more favorable than the Peer Group's core ROE. As the result of the increase in equity that will be realized from the infusion of net stock proceeds into the Company's existing equity, the pro forma return on equity on a core earnings basis can be expected to be reduced somewhat. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Georgetown Bancorp's pro forma earnings strength was considered to be similar to the Peer Group and, thus, no valuation adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

Georgetown Bancorp's assets decreased at an annual rate of 2.75% during the most recent 12 month period while the Peer Group's assets increased by 2.3% over the same time period. The Company's asset decline reflected the lowered level of economic activity and lending opportunities in the market area during the year ended December 31, 2011, during which the Company utilized excess cash from loan repayments and prepayments and maturing investment securities to pay off maturing borrowed funds. Nine of the ten Peer Group companies reported increases in assets, with cash and investments and loans receivable reporting modest growth. For Georgetown Bancorp, loans decreased while cash and investments increased materially. On a pro forma basis, Georgetown Bancorp's tangible equity-to-assets ratio is expected to be somewhat higher than the Peer Group's tangible equity-to-assets ratio, indicating a somewhat greater amount of additional leverage capacity for the Bank. However, the Company's competitive position in the market area remains limited, and on balance, we concluded that a slight downward adjustment was warranted for asset growth due to the recent reduction in assets.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Georgetown Bancorp serves the northern Boston metropolitan area through its three office locations in Essex County. Operating in a relatively slow growing densely populated market area provides the Company with growth opportunities, but such growth must be achieved in a highly competitive market environment. The Company competes against significantly larger institutions that provide a larger array of services and have significantly larger branch networks than maintained by Georgetown Bancorp. The competitiveness of the market area is highlighted by the Company's very low market share of deposits in Essex County.

The Peer Group companies generally operate in counties with smaller sized populations than Essex County, although five of the Peer Group companies operate in eastern Massachusetts and one is located in Rhode Island. Population growth for the primary market area counties served by the Peer Group companies reflected a wide range of growth rates, but overall population growth rates in the markets served by the Peer Group companies were in general less than Essex County's historical population growth rates. Future population growth rates are expected to be similar. Essex County's per capita income was higher than the Peer Group's per capita income measure and the Peer Group's primary market area counties were relatively less affluent markets within their respective states compared to Essex County. The average and median deposit market shares maintained by the Peer Group companies were well above the Company's nominal market share of deposits in Essex County. Overall, the degree of competition faced by the Peer Group companies was viewed to be similar as faced by the Company, while the growth potential in the markets served by the Peer Group companies was for the most part viewed to be similar to the Company's primary market area. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-5. As shown in Table 4.1, the average unemployment rate for the primary market area counties served by the Peer Group companies was above the unemployment rate reflected for Essex County. On balance, we concluded that no valuation adjustment was appropriate for the Company's market area in comparison to the Peer Group.

Table 4.1
Market Area Unemployment Rates
Georgetown Bancorp and the Peer Group Companies

Company	Headquarters County	Dec. 2011 Unempl. Rte
Georgetown Bancorp - MA	Essex	7.0%
Peer Group Average		8.1%
Oneida Financial Corp. - NY	Madison	8.3%
CMS Bancorp, Inc. - NY	Westchester	6.5%
Chicopee Bancorp, Inc. - MA	Hampden	8.2%
Colonial Financial Services- NJ	Cumberland	12.8%
Hampden Bancorp, Inc. - MA	Hampden	8.2%
Mayflower Bancorp, Inc. - MA	Plymouth	6.9%
Newport Bancorp, Inc. - RI	Newport	10.8%
Elmira Savings Bank, FSB - NY	Chemung	7.9%
Peoples Federal Bancshares, Inc. - MA	Suffolk	6.2%
Central Bancorp of Somerville- MA	Middlesex	5.1%

Source: SNL Financial, LC.

5. Dividends

The Company currently does not pay a dividend. After the second-step conversion, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Five out of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.04% to 5.00%. The average dividend yield on the stocks of the Peer Group institutions was 1.24% as of February 24, 2012, representing an average payout ratio of 23.25% of core earnings. As of February 24, 2012, approximately 65% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.67%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Company currently does not pay a dividend, it will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma capitalization and earnings. On balance, due to the lack of a current dividend as a second step conversion, we concluded that a slight downward adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $14.1 million to $105.7 million as of February 24, 2012, with average and median market values of $57.4 million and $58.8 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.7 million to 6.8 million, with average and median shares outstanding of 4.5 million and 4.9 million, respectively. The Company's second-step stock offering is expected to provide for a pro forma market value that will be substantially lower than the Peer Group's median market capitalization, along with a notably lower number of shares outstanding compared to the Peer Group's average and median shares outstanding. The Company's stock is expected to be listed on the NASDAQ, similar to the Peer Group companies. Based on these factors, we concluded that a moderate downward adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Georgetown Bancorp's: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (C) the acquisition market for thrift franchises in Massachusetts; and (D) the market for the public stock of Georgetown Bancorp. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. The rally in the broader stock market continued at the start of the third quarter of 2011, as the Dow Jones Industrial Average ("DJIA") approached a new high for 2011 amid indications the U.S. economy may be regaining momentum following a surprising jump in June manufacturing activity. Stocks reversed course following the disappointing employment report for June, which raised fresh doubts about the strength of the U.S. economy. Deepening concerns about the euro-zone debt crisis and the fiscal and economic woes of the U.S. further depressed stocks heading into mid-July. Volatility was evident in the broader stock market heading into the second half of July, as investors weighed generally favorable second earnings reports against threatened debt defaults in the U.S. and Europe. Stocks closed out July posting their biggest weekly drop in over a year on continuing debt-ceiling worries. Signs of a weakening global economy accelerated the sell-off in the broader stock market at the beginning of August. The downgrade of the U.S.'s credit rating sparked a global selloff on August 8th, pushing the DJIA to its sharpest one-day decline since the financial crisis in 2008. Stocks rebounded the following day on hopes that the Federal Reserve would take some action to avert a meltdown in the financial markets. Significant volatility continued to prevail in the stock market throughout the week, with the DJIA swinging higher or lower by over 400 points for four consecutive trading days. Stocks concluded the volatile week closing higher, which was supported by a favorable report for July retail sales. Volatility continued to prevail in the broader stock market through the second half of August

2011, reflecting uncertainty related to the European debt crisis, the U.S. economy and the possibility of the Federal Reserve taking further action to help boost the economy. A dismal employment report for August pulled stocks lower in early-September, as no jobs were added in August and the unemployment rate remained at 9.1%. Stocks rallied on news of a shakeup in Bank of America's top management, which was followed by a sharp downturn attributed to rising fears about Europe's debt crisis following the resignation of the top German official at the European Central Bank. Doubts about President Obama's stimulus proposal to revive the U.S. economy factored into the negative investor sentiment as well. Stocks rebounded in mid-September, as an agreement for central banks to provide liquidity to the European banking system boosted investor confidence. Following the Federal Reserve's gloomy assessment of the economy at the conclusion of its two-day meeting, stocks tumbled heading into the end of the third quarter. Bank stocks were particularly weak, based on concerns that the Federal Reserve's plans to reduce long-term yields would result in tighter spreads for financial institutions. Market volatility was particularly evident at the close of the third quarter, reflecting investor uncertainty about the European-sovereign debt crisis, a U.S. economy showing signs of falling back into a recession and signs that China's economy was slowing down. Overall, the DJIA was down 12% in the third quarter, which was its largest percentage decline since the first quarter of 2009.

At the start of the fourth quarter of 2011, day-to-day fluctuations in the broader stock market continued to be dominated by news regarding Europe's sovereign-debt problems. The S&P 500-stock index briefly moved into bear-market territory on fears of a European debt default, which was followed by a strong rebound after the leaders of France and Germany promised to strengthen European banks. A positive report on September U.S retail sales and more signs of progress in Europe's sovereign-debt crisis helped to push the DJIA into positive territory in mid-October. Mixed third quarter earnings reports and ongoing euro-zone concerns provided for more volatility in the broader stock market through the end of October. Overall, the DJIA was up 9.5% for October, which was its best one-month performance in nine years. The broader stock market continued to perform unevenly throughout November, as investors reacted to ongoing developments concerning Europe's sovereign debt and mixed economic data. Notably, the DJIA turned in its worst Thanksgiving week performance since the market began observing the holiday, as Europe's debt problems and lackluster economic data weighed on the broader stock market. Comparatively, stocks rallied strongly to close out November and into early-December, which was supported by news that major central banks agreed to act together to make it less costly for European banks to borrow U.S. dollars and a better-than-expected U.S. employment report for November. Stocks traded unevenly heading into mid-December, as investors reacted to the latest developments concerning Europe's ability to tackle its debt crisis. Encouraging news coming out of Europe and some reports showing a pick-up in U.S. economic activity supported a positive trend in the broader stock market to close out 2011. For all of 2011, the DJIA ended 2011 with a gain of 5.5% and the NASDAQ Composite was down 1.8% for the year. Over the course of 2011, the S&P 500 had been up as much as 8.4% in late-April and down nearly 13% in early-October. For all of 2011, the S&P 500 was essentially unchanged.

More signs of an improving U.S. economy sustained a generally positive trend in the broader stock market at the start of 2012. Major stock indexes moved to six-month highs in mid-January, as investors responded to encouraging jobs data and solid fourth quarter earnings posted by some large banks. Disappointing economic data, including weaker than expected new home sales in December and fourth quarter GDP growth falling short of expectations, contributed to the DJIA posting its first weekly loss of 2012 in late-January. Notwithstanding the downward trend in late-January, gains in the major stock indexes for January were the largest in fifteen years. A strong jobs report for January helped stocks regain some traction in early-February, with the DJIA moving to its highest close since May 2008. During February the market continued to trend upward, as expectations for a resolution to the Greek financial crises and other factors led to a more positive environment. On February 24, 2012, the DJIA closed at 12982.95, an increase of 7.6% from one year ago and an increase of 4.7% year-to-date, and the NASDAQ closed at 2963.75, an increase of 8.2% from one year ago and an increase of 11.9% year-to-date. The Standard & Poor's 500 Index closed at 1365.74 on February 24, 2012, an increase of 4.6% from one year ago and an increase of 6.9% year-to-date.

The market for thrift stocks has been somewhat volatile as well in recent quarters, but in general underperformed the broader stock market. The thrift sector paralleled trends in the boarder stock market at start of the third quarter of 2011, initially rallying on upbeat economic data showing an unexpected increase in June manufacturing activity followed by a pullback on the disappointing employment for June. Second quarter earnings reports for thrifts were generally better compared to the year ago period, which along with U.S. debt worries, provided for a narrow trading range for thrift stocks through mid-July. Thrift stocks followed the broader market lower in-late July, which was largely related to the ongoing debt stalemate in Washington. Financial stocks plunged following the downgrade of the U.S.'s credit rating, as fears about the health of the U.S. banking system returned to the market. The volatility that prevailed in the broader stock market during the week that followed the downgrade of U.S. debt was particularly evident in the financial sector, with thrift stocks underperforming the broader stock market. Notably, thrift stocks diverged from the broader stock market at the end of the week, as a weak reading for consumer sentiment pressured thrift stocks lower. Consistent with the broader stock market, thrift stocks traded unevenly during the second half of August. Following a late-August rebound, the weak employment numbers for August pushed thrift stocks lower in early-September. Financial stocks led a one-day rally in the broader stock market on news of Bank of America's changes to top management, which was followed by a selloff heading into mid-September on worries about the U.S. economy and the debt crisis in Europe. Financial stocks were among the primary beneficiaries of a more optimistic outlook for the debt crisis in Europe, as bank and thrift stocks experienced a week-long rally in mid-September. Comparatively, financial stocks led the market sharply lower going into final weeks of the third quarter, as investors responded to the Federal Reserve's announcement of "Operation Twist", a program intended to put downward pressure on longer-term interest rates and, thereby, increase an institution's exposure to net interest margin compression.

Bank and thrift stocks led a sharp market downturn to start out the fourth quarter of 2011, as investors were unsettled when Greece's government indicated that it would miss its deficit target in 2011. Indications that European policymakers were moving forward with plans to stabilize Europe's banks and resolve Europe's debt crisis pushed bank and thrift stocks and the broader market higher heading into mid-October. Thrift stocks underperformed the broader stock market in mid-October, as third quarter earnings reports for some of the nation's largest banks showed decreases in revenues. Shares of financial stocks rallied in late-October, as European leaders hashed out an eleventh hour agreement to address the fallout from Greece's debt woes. Volatility prevailed in bank and thrift stocks through most of November, which was largely tied to changes in sentiment over resolution of Europe's sovereign debt problems. Thrift stocks traded lower along with the broader stock market Thanksgiving week and more than recovered those losses the following week, as financial shares were the strongest gainers on news about a coordinated plan by major central banks to cut short-term borrowings rates and U.S. employment growth picked up speed in November. Thrift stocks were largely trendless heading into mid-December, as investors reacted to generally positive economic data and the conclusion of the European summit. A strong report on housing starts in November and Spain's second successful debt auction boosted financials along with the broader stock market in late-

December. Thrift stocks closed out 2011 generally trending higher, as financials benefitted from economic reports showing a brightening picture for the U.S. economy. For 2011 overall, the SNL Index for all publicly-traded thrifts showed a decline of 18.7%.

Some more encouraging news on the economy helped to sustain the advance in thrift stocks at the beginning of 2012. Bank and thrift stocks did not keep pace with the broader stock market heading into the second half of January, as financials traded in a narrow range on mixed fourth quarter earnings reports coming out of the sector. Financial stocks led the broader market lower in late-January, as investors focused on the standoff between Greece and its creditors and Goldman Sachs cut its rating on Bank of America. The better-than-expected employment report for January boosted thrift stocks in early-February, which was followed by a slight pullback on some profit taking. On February 24, 2012, the SNL Index for all publicly-traded thrifts closed at 508.25, a decrease of 13.7% from one year ago and an increase of 3.8% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.2, two standard conversions and one second-step conversion have been completed during the past three months. The second-step conversion offering is considered to be more relevant for Georgetown Bancorp's pro forma pricing. The

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed in Last 3 Months

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.		Insider Purchases: % Off Incl. Fdn.+Merger Shares: Benefit Plans					Pro Forma Data: Pricing Ratios(3)(6)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:							
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Drs. (%)(2)	Initial Div. Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Chge (%)	After First Week(4) ($)	% Chge (%)	After First Month(5) ($)	% Chge (%)	Thru 2/24/12 ($)	% Chge (%)
Standard Conversions																																
Wellesley Bancorp, Inc. - MA*(1)	1/26/12	WEBK-NASDAQ	$ 274	8.07%	1.00%	118%	$ 22.5	100%	94%	5.5%	C/S	$225K/6.5%	8.0%	4.0%	10.0%	11.1%	0.00%	58.7%	12.8x	8.2%	0.6%	14.0%	4.6%	$10.00	$12.00	20.0%	$12.10	21.0%	$12.67	26.7%	**$12.29**	22.9%
West Indiana Bancshares, Inc. - IN*(1)	1/11/12	WEIN-OTC-BB	$ 225	7.94%	1.46%	76%	$ 13.6	100%	85%	9.2%	C/S	$125K/2.7%	8.0%	4.0%	10.0%	5.2%	0.00%	48.9%	105.3x	5.9%	0.1%	12.1%	0.5%	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	**$11.52**	15.2%
Averages - Standard Conversions:			**$ 250**	**8.01%**	**1.23%**	**97%**	**$ 18.1**	**100%**	**89%**	**7.3%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**8.2%**	**0.00%**	**53.8%**	**59.0x**	**7.1%**	**0.4%**	**13.1%**	**2.6%**	**$10.00**	**$11.63**	**16.3%**	**$11.63**	**16.3%**	**$12.34**	**23.4%**	**$11.91**	**19.1%**
Medians - Standard Conversions:			**$ 250**	**8.01%**	**1.23%**	**97%**	**$ 18.1**	**100%**	**89%**	**7.3%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**8.2%**	**0.00%**	**53.8%**	**59.0x**	**7.1%**	**0.4%**	**13.1%**	**2.6%**	**$10.00**	**$11.63**	**16.3%**	**$11.63**	**16.3%**	**$12.34**	**23.4%**	**$11.91**	**19.1%**
Second Step Conversions																																
Cheviot Financial Corp., - OH*	1/18/12	CHEV-NASDAQ	$ 601	12.02%	2.74%	0%	$ 37.4	62%	121%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%	0.00%	65.6%	23.74	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	**$8.25**	3.1%
Averages - Second Step Conversions:			**$ 601**	**12.02%**	**2.74%**	**0%**	**$ 37.4**	**62%**	**121%**	**6.7%**	**N.A.**	**N.A.**	**4.0%**	**4.0%**	**10.0%**	**1.9%**	**0.00%**	**65.6%**	**23.7x**	**9.6%**	**0.4%**	**14.9%**	**2.5%**	**$8.00**	**$8.25**	**3.1%**	**$8.21**	**2.6%**	**$8.28**	**3.5%**	**$8.25**	**3.1%**
Medians - Second Step Conversions:			**$ 601**	**12.02%**	**2.74%**	**0%**	**$ 37.4**	**62%**	**121%**	**6.7%**	**N.A.**	**N.A.**	**4.0%**	**4.0%**	**10.0%**	**1.9%**	**0.00%**	**65.6%**	**23.7x**	**9.6%**	**0.4%**	**14.9%**	**2.5%**	**$8.00**	**$8.25**	**3.1%**	**$8.21**	**2.6%**	**$8.28**	**3.5%**	**$8.25**	**3.1%**
Averages - All Conversions:			**$ 425**	**10.01%**	**1.99%**	**49%**	**$ 27.7**	**81%**	**105%**	**7.0%**	**N.A.**	**N.A.**	**6.0%**	**4.0%**	**10.0%**	**5.0%**	**0.00%**	**59.7%**	**41.4x**	**8.3%**	**0.4%**	**14.0%**	**2.6%**	**$9.00**	**$9.94**	**9.7%**	**$9.92**	**9.4%**	**$10.31**	**13.4%**	**$10.08**	**11.1%**
Medians - All Conversions:			**$ 425**	**10.01%**	**1.99%**	**49%**	**$ 27.7**	**81%**	**105%**	**7.0%**	**N.A.**	**N.A.**	**6.0%**	**4.0%**	**10.0%**	**5.0%**	**0.00%**	**59.7%**	**41.4x**	**8.3%**	**0.4%**	**14.0%**	**2.6%**	**$9.00**	**$9.94**	**9.7%**	**$9.92**	**9.4%**	**$10.31**	**13.4%**	**$10.08**	**11.1%**

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

February 24, 2012

Table 4.3
Market Pricing Comparatives
Prices As of February 24, 2012

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12 Month EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (x)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/Core (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) Tang Eq/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	$11.71	$275.46	($0.15)	$13.84	19.29x	84.65%	10.66%	91.44%	19.54x	$0.22	1.77%	26.15%	$2,584	12.04%	11.40%	3.42%	0.22%	1.49%	0.13%	0.46%
Converted Last 3 Months (no MHC)	$10.27	$46.13	$0.56	$15.37	20.01x	66.17%	10.00%	69.87%	20.01x	$0.16	1.94%	NM	$463	11.83%	11.05%	2.63%	0.53%	4.40%	0.52%	4.40%
Converted Last Three Months																				
CHEVD Cheviot Financial Corp. of OH	$8.25	$62.68	$0.34	$13.70	24.26x	60.22%	9.91%	67.62%	24.26x	$0.32	3.88%	NM	$632	9.67%	8.11%	3.86%	0.41%	4.22%	0.41%	4.22%
WEBK Wellesley Bancorp, Inc. of MA	$12.29	$29.58	$0.78	$17.04	15.76x	72.12%	10.09%	72.12%	15.76x	$0.00	0.00%	NM	$293	13.99%	13.99%	1.40%	0.64%	4.58%	0.64%	4.58%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

closing pro forma price/tangible book ratio of the single second-step conversion offering equaled 65.6%. Furthermore, the single recent second-step conversion offering reflected price appreciation of 2.6% after the first week of trading. As of February 24, 2012, the recent second-step conversion offering reflected a 3.1% increase in price.

Shown in Table 4.3 are the current pricing ratios for the two fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange. The current P/TB ratio of the fully-converted recent conversions equaled 69.87%, based on closing stock prices as of February 24, 2012.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Georgetown Bancorp's stock price of recently completed and pending acquisitions of other thrift institutions operating in Massachusetts. As shown in Exhibit IV-4, there were nine Massachusetts thrift acquisitions completed from the beginning of 2009 through February 24, 2012, and there is currently one acquisition pending of a Massachusetts savings institution. The recent acquisition activity involving Massachusetts savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence Georgetown Bancorp's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Georgetown Bancorp's stock would tend to be less compared to the stocks of the Peer Group companies.

D. Trading in Georgetown Bancorp's Stock

Since Georgetown Bancorp's minority stock currently trades under the symbol "GTWN" on the OTC Bulletin Board, RP Financial also considered the recent trading activity in the valuation analysis. Georgetown Bancorp had a total of 2,695,711 shares issued and outstanding at February 24, 2012, of which 1,168,224 or 43.3% of shares were held by public shareholders and traded as public securities. The Company's stock, which is not actively traded, showed a 52 week trading range of $5.06 to $8.00 per share through February 24, 2012. The Company's stock closed at $6.50 per share on February 24, 2012, implying a market value of $17.5 million.

There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock, the stock is currently traded based on speculation of a range of exchange ratios and dividend payments, if any, will be made on all shares outstanding. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Company's minority stock. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Georgetown Bancorp's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of Georgetown Bancorp's Board of Directors and senior management. The Board have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. Georgetown Bancorp currently does not have any executive management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OCC regulated institution, Georgetown will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Company's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.4
Valuation Adjustments
Georgetown Bancorp and the Peer Group Companies

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	Slight Downward
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	Moderate Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by OCC and utilized by the FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/B Approach. In practice, investors also focus on the price/tangible book value ratio. The P/TB ratio has been considered a benchmark of trading value due to volatility of industry earnings, particularly as earnings of a newly converted company do not reflect full reinvestment benefits of proceeds, and that earnings involve assumptions regarding the use of proceeds. The P/TB ratio is significantly impacted by the offering proceeds in the numerator and denominator, the pro forma P/TB is typically discounted from the market average. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches.

- P/E Approach. The P/E approach is historically the preferred valuation approach (consistent with valuation guidelines). New conversions often trade with higher P/E ratios reflecting market expectations that earnings will grow with reinvestment and leveraging of new capital.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of GTWN stock. Converting institutions generally do not have stock outstanding. Georgetown Bancorp, however, has public shares outstanding due to the mutual holding company form of ownership. Since Georgetown Bancorp's stock is currently quoted on the OTC Bulletin Board, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the February 24, 2012 closing stock price of $6.50 per share and the 2,695,711 shares of Georgetown Bancorp stock outstanding, the Company's implied market value of $17.5 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Georgetown Bancorp's stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

In preparing the pro forma pricing analysis, we have taken into account the pro forma impact of the MHC net assets that will be consolidated with the Company and thus will increase equity. At December 31, 2011, the MHC had unconsolidated net assets of $5,000. This entry has been added to the Company's December 31, 2011 reported financial condition information to reflect the consolidation of the MHC into the Company's operations.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of February 24, 2012, the aggregate pro forma market value of Georgetown Bancorp's conversion stock equaled $17,648,020 at the midpoint, equal to 1,764,802 shares at $10.00 per share. The $10.00 per share price was determined by the Georgetown Bancorp Board. The midpoint and resulting valuation range is based on the sale of a 56.7% ownership interest to the public, which provides for a $10,000,000 public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported and core earnings both equaled $1.0 million for the twelve months ended December 31, 2011 as the Company recorded no gains or losses outside of core business operations. See Exhibit IV-9 for the adjustments to the Peer Group's earnings in the calculation of core earnings.

Based on the Company's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $17.6 million midpoint value both equaled 19.34 times which provided for a discount of 4.9% and a discount of 10.8% relative to the Peer Group's average reported and core P/E multiples of 20.33 times and 21.68 times, respectively (see Table 4.5). In comparison to the Peer Group's median reported and core earnings multiples which equaled 15.30 times and 18.54 times, respectively, the Company's pro forma reported and core P/E multiples at the midpoint value indicated a premium of 26.4% and a premium of 4.3%, respectively. At the top of the super range, the Company's reported and core P/E multiples equaled 26.45 times. In comparison to the Peer Group's average reported and core P/E multiples, the Company's P/E multiples at the top of the super range reflected a premium of 30.1% and a premium of 22.0%, respectively. In comparison to the Peer Group's median reported and core P/E multiples, the Company's P/E multiples at the top of the super range reflected premiums of 72.9% and 42.7%, respectively.

Table 4.5
Public Market Pricing
Georgetown Bancorp, Inc. and the Comparables
As of February 24, 2012

	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12 Month EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Exchange Ratio	2nd Step Offering Amount ($Mil)
Georgetown Bancorp, Inc.																						
Superrange	$10.00	$23.34	$0.38	$13.22	26.45x	75.64%	11.12%	75.64%	26.45x	$0.00	0.00%	0.00%	$210	14.70%	14.70%	1.51%	0.42%	2.86%	0.42%	2.86%	0.86580	$ 13.23
Maximum	$10.00	$20.30	$0.44	$14.47	22.59x	69.11%	9.74%	69.11%	22.59x	$0.00	0.00%	0.00%	$208	14.09%	14.09%	1.52%	0.43%	3.06%	0.43%	3.06%	0.75287	$ 11.50
Midpoint	$10.00	$17.65	$0.52	$15.91	19.34x	62.85%	8.52%	62.85%	19.34x	$0.00	0.00%	0.00%	$207	13.56%	13.56%	1.53%	0.44%	3.25%	0.44%	3.25%	0.65467	$ 10.00
Minimum	$10.00	$15.00	$0.62	$17.85	16.19x	56.02%	7.29%	56.02%	16.19x	$0.00	0.00%	0.00%	$206	13.02%	13.02%	1.54%	0.45%	3.46%	0.45%	3.46%	0.55647	$ 8.50
All Non-MHC Public Companies (7)																						
Averages	$12.22	$304.88	$0.13	$14.92	18.79x	79.79%	9.85%	86.31%	19.46x	$0.22	1.74%	26.73%	$2,708	11.77%	11.16%	3.40%	0.19%	1.16%	0.09%	0.09%		
Medians	$11.83	$66.96	$0.33	$14.18	16.63x	77.91%	9.29%	81.02%	17.17x	$0.16	1.33%	0.00%	$920	11.59%	10.80%	2.37%	0.44%	3.41%	0.34%	2.73%		
All Non-MHC State of MA(7)																						
Averages	$16.97	$172.13	$0.86	$17.12	22.82x	94.71%	13.12%	101.54%	22.14x	$0.27	1.58%	26.72%	$1,227	11.41%	10.80%	1.40%	0.52%	4.42%	0.50%	4.36%		
Medians	$13.40	$105.07	$0.43	$15.15	20.77x	91.71%	13.36%	94.37%	18.59x	$0.22	1.57%	17.64%	$623	14.37%	13.96%	1.15%	0.52%	3.15%	0.49%	3.32%		
Comparable Group Averages																						
Averages	$12.56	$57.42	$0.38	$15.32	20.33x	81.09%	10.07%	84.71%	21.68x	$0.14	1.24%	23.25%	$555	12.41%	12.03%	1.92%	0.38%	3.08%	0.34%	2.62%		
Medians	$12.65	$58.83	$0.42	$15.28	15.30x	81.31%	9.29%	87.16%	18.54x	$0.08	0.52%	13.73%	$561	11.81%	11.01%	1.61%	0.41%	2.68%	0.34%	2.65%		
Comparable Group																						
BFED Beacon Federal Bancorp of NY	$13.50	$84.66	$1.05	$18.14	13.24x	74.42%	7.91%	74.42%	12.86x	$0.28	2.07%	27.45%	$1,071	10.63%	10.63%	0.98%	0.61%	5.74%	0.63%	5.91%		
CMSB CMS Bancorp Inc of W Plains NY	$7.56	$14.08	($0.11)	$11.89	NM	63.58%	5.41%	63.58%	NM	$0.00	0.00%	NM	$260	8.51%	8.51%	2.22%	-0.04%	-0.42%	-0.08%	-0.93%		
CEBK Central Bncrp of Somerville MA	$19.25	$32.36	($0.29)	$20.72	NM	92.91%	6.21%	99.23%	NM	$0.20	1.04%	NM	$521	8.59%	8.20%	2.82%	0.03%	0.33%	-0.10%	-1.05%		
CBNK Chicopee Bancorp, Inc. of MA	$14.43	$82.77	$0.18	$15.83	NM	91.16%	13.43%	91.16%	NM	$0.00	0.00%	0.00%	$616	14.73%	14.73%	1.15%	0.19%	1.20%	0.18%	1.13%		
COBK Colonial Financial Serv. of NJ	$12.50	$51.29	$0.68	$17.60	17.36x	71.02%	8.69%	71.02%	18.38x	$0.00	0.00%	0.00%	$590	12.23%	12.23%	4.32%	0.50%	4.17%	0.47%	3.94%		
HBNK Hampden Bancorp, Inc. of MA	$12.37	$75.51	$0.22	$14.15	NM	87.42%	13.29%	87.42%	NM	$0.16	1.29%	64.00%	$568	15.20%	15.20%	2.98%	0.27%	1.67%	0.24%	1.47%		
MFLR Mayflower Bancorp, Inc. of MA	$8.04	$16.59	$0.43	$10.62	12.97x	75.71%	6.70%	75.71%	18.70x	$0.24	2.99%	38.71%	$248	8.84%	8.84%	NA	0.52%	5.97%	0.36%	4.14%		
NFSB Newport Bancorp, Inc. of RI	$12.80	$44.88	$0.41	$14.73	31.22x	86.90%	9.89%	86.90%	31.22x	$0.00	0.00%	0.00%	$454	11.38%	11.38%	0.42%	0.32%	2.83%	0.32%	2.83%		
ONFC Oneida Financial Corp. of NY	$9.60	$66.36	$0.80	$12.72	11.16x	75.47%	10.00%	105.38%	12.00x	$0.48	5.00%	55.81%	$664	13.25%	9.87%	0.79%	0.89%	6.75%	0.83%	6.27%		
PEOP Peoples Fed Bancshrs Inc of MA	$15.50	$105.66	$0.42	$16.80	36.05x	92.26%	19.12%	92.26%	36.90x	$0.00	0.00%	0.00%	$553	20.72%	20.72%	1.61%	0.54%	2.53%	0.53%	2.47%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Company's pro forma book value. Based on the $17.6 million midpoint valuation, the Company's pro forma P/B and P/TB ratios both equaled 62.85%. In comparison to the average P/B and P/TB ratios for the Peer Group of 81.09% and 84.71%, the Company's ratio reflected a discount of 22.5% on a P/B basis and a discount of 25.8% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 81.31% and 87.16%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 22.7% and 27.9%, respectively. At the top of the super range, the Company's P/B and P/TB ratios both equaled 75.64%. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 6.7% and 10.7%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 7.0% and 13.2%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, particularly in light of the ratios reflected in the Company's pro forma core P/E multiples.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $17.6 million midpoint of the valuation range, the Company's value equaled 8.52% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 10.07%, which implies a discount of 15.4% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 9.29%, the Company's pro forma P/A ratio at the midpoint value reflects a discount of 8.3%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, one second-step conversion has been completed within the past three months and closed at a pro forma price/tangible book ratio of 65.6% (see Table 4.2) and 2.6% above its offering price after the first week of trading. In comparison, the Company's pro forma price/tangible book ratio at the appraised midpoint value reflects a discount of 4.1%. The current P/TB ratio of the recent second-step conversion based on closing stock prices as of February 24, 2012, equaled 67.62%. In comparison to the current P/TB ratio of the recent second-step conversion, the Company's P/TB ratio at the midpoint value reflects an implied discount of 7.1% and at the top of the super range the Company's P/TB ratio reflects an implied premium of 11.9%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of February 24, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company - was $17,648,020 at the midpoint, equal to 1,764,802 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows: $15,000,820 or 1,500,082 shares at the minimum; $20,295,220 or 2,029,522 shares at the maximum; and $23,339,500 or 2,333,950 shares, at the super maximum (also known as "maximum, as adjusted").

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $10,000,000, equal to 1,000,000 shares at $10.00 per share. The resulting offering range and offering shares, all based on $10.00 per share, are as follows: $8,500,000, or 850,000 shares, at the minimum; $11,500,000 or 1,150,000 shares at the maximum; and $13,225,000 or 1,322,500 shares, at the super maximum. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Establishment of the Exchange Ratio

The conversion regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully-converted company. The exchange ratio has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 0.65467 shares of the Company for every share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.55647 at the minimum, 0.75287 at the maximum and 0.86580 at the super maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
I-1	Map of Branch Office Network
I-2	Audited Financial Statements
I-3	Key Operating Ratios
I-4	Investment Portfolio Composition
I-5	Yields and Costs
I-6	Loan Loss Allowance Activity
I-7	Interest Rate Risk Analysis
I-8	Fixed Rate and Adjustable Rate Loans
I-9	Loan Portfolio Composition
I-10	Contractual Maturity By Loan Type
I-11	Loan Origination Activity
I-12	Non-Performing Assets
I-13	Deposit Composition
I-14	CDs by Rate and Maturity
I-15	Borrowings Activity
II-1	Description of Office Facilities
II-2	Historical Interest Rates
II-3	Market Area Demographic/Economic Information
II-4	Market Area Employment by Sector

LIST OF EXHIBITS (continued)

Exhibit Number	Description
III-1	General Characteristics of Publicly-Traded Institutions
III-2	Public Market Pricing of Publicly-Traded Institutions
III-3	Peer Group Summary Demographic and Deposit Market Share Data
IV-1	Stock Prices: As of February 24, 2012
IV-2	Historical Stock Price Indices
IV-3	Historical Thrift Stock Indices
IV-4	Market Area Acquisition Activity
IV-5	Director and Senior Management Summary Resumes
IV-6	Pro Forma Regulatory Capital Ratios
IV-7	Pro Forma Analysis Sheet
IV-8	Pro Forma Effect of Conversion Proceeds
IV-9	Peer Group Core Earnings Analysis
V-1	Firm Qualifications Statement

Exhibit I-1
Georgetown Savings Bank
Map of Office Locations


North Salem
Atkinson Heights
Westville
Merrimacport
Newburyport
Newbury
Salem
West Parish
Rosemont
Haverhill
Town of West Newbury
Newbury Old Town
Plum Island
Cluffs Crossing
Tozier Corner
Ward Hill
Byfield
South Groveland
Methuen
Lawrence
Leightons Corner
Rowley
West Boxford
Rooty Plain
Mount Vernon Park
Kings Forest
Pinefield
Marble Ridge Station
Ipswich
Kenwood
West Andover
Town of Boxford
North Tewksbury
Kinsman Corner
Nancys Corner
Essex
Ballardvale
Tewksbury Junction
Asbury Grove
Wilmington Junction
Town of Wenham
Hathorne
North Beverly
Manchester
Pattenville
North Wilmington
4.5 mi
9.7 km

● Branches (3)

Source: SNL Financial, Inc.

EXHIBIT I-2
Georgetown Bancorp, Inc.
Audited Financial Statements

[Incorporated by Reference]

Exhibit I-3
Georgetown Savings Bank
Key Operating Ratios

	At or For the Years Ended December 31,		At or For the Six Months Ended December 31, (2)		At or For the Year Ended
	2011	2010	2010	2009	June 30, 2010
				(Unaudited)	
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	0.51%	0.70%	0.80%	0.32%	0.47%
Return on equity (ratio of net income to average equity)	5.14%	7.92%	8.87%	3.63%	5.30%
Interest rate spread (3)	4.18%	3.73%	3.89%	3.22%	3.41%
Net interest margin (4)	4.39%	3.99%	4.13%	3.55%	3.70%
Efficiency ratio (5)	72.59%	72.83%	71.92%	81.93%	77.64%
Non-interest expense to average total assets	3.37%	3.23%	3.36%	3.18%	3.14%
Average interest-earning assets to average interest-bearing liabilities	116.73%	115.21%	115.37%	115.40%	115.22%
Dividend payout ratio	—	—	—	—	—
Asset Quality Ratios:					
Non-performing assets to total assets	1.59%	0.15%	0.15%	0.37%	0.21%
Non-performing loans to total loans	1.92%	0.14%	0.14%	0.40%	0.21%
Allowance for loan losses to non-performing loans	58.22%	652.57%	652.57%	236.85%	452.97%
Allowance for loan losses to total loans	1.12%	0.92%	0.92%	0.95%	0.94%
Capital Ratios:					
Stockholders' equity to total assets at end of period	10.20%	9.35%	9.35%	8.85%	8.68%
Total capital to risk-weighted assets (6)	14.20%	12.30%	12.30%	11.30%	11.40%
Tier 1 capital to risk-weighted assets (6)	13.20%	11.30%	11.30%	10.30%	10.40%
Tier 1 capital to average assets (6)	9.60%	8.60%	8.60%	8.10%	8.50%

(1) Includes securities sold under agreements to repurchase.
(2) Percentage calculations for the six month periods have been annualized.
(3) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(4) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(5) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(6) Calculation is for Georgetown Savings Bank.

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit I-4
Georgetown Savings Bank
Investment Portfolio Composition

	At December 31,			
	2011		2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Securities available for sale				
Government-sponsored enterprise obligations	$ 502	$ 503	$ 3,006	$ 2,974
Residential mortgage-backed securities	3,464	3,671	4,028	4,245
Total securities available for sale	$ 3,966	$ 4,174	$ 7,034	$ 7,219
Securities held to maturity				
Residential mortgage-backed securities	$ 2,322	$ 2,506	$ 3,202	$ 3,398

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit I-5
Georgetown Savings Bank
Yields and Cost

	At December 31, 2011		Years Ended December 31,					
			2011			2010		
	Outstanding Balance	Weighted Average Rate	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
			(Dollars in thousands)					
Interest-earning assets:								
Loans (1)	$ 163,713	5.65%	$ 175,320	$ 10,355	5.91%	$ 177,250	$ 10,637	6.00%
Investment securities (2)	9,607	2.69%	11,906	349	2.93%	16,796	540	3.22%
Short-term investments	9,485	0.03%	1,693	1	0.06%	2,632	2	0.08%
Total interest-earning assets	182,805	5.21%	188,919	10,705	5.67%	196,678	11,179	5.68%
Non-interest-earning assets	16,570		10,840	—		10,363	—	
Total assets	$ 199,375		$ 199,759	10,705		$ 207,041	11,179	
Interest-bearing liabilities:								
Savings deposits	$ 11,390	0.23%	$ 11,682	25	0.21%	$ 12,030	25	0.21%
NOW accounts	17,122	0.45%	14,834	66	0.44%	13,441	75	0.56%
Money market accounts	59,846	0.72%	56,992	477	0.84%	49,322	552	1.12%
Certificates of deposit	45,438	1.43%	48,961	918	1.87%	56,412	1,396	2.47%
Total interest-bearing deposits	133,796	0.89%	132,469	1,486	1.12%	131,205	2,048	1.56%
FHLB advances	25,121	3.44%	28,921	928	3.21%	39,049	1,280	3.28%
Repurchase agreements	573	0.50%	455	2	0.44%	463	2	0.43%
Total interest-bearing liabilities	159,490	1.29%	161,845	2,416	1.49%	170,717	3,330	1.95%
Non-interest-bearing liabilities:								
Demand deposits	17,289		16,535			16,012		
Other non-interest-bearing liabilities	2,267		1,703			1,964		
Total liabilities	179,046		180,083			188,693		
Stockholders' equity	20,329		19,676			18,348		
Total liabilities and equity	$ 199,375		$ 199,759			$ 207,041		
Net interest income				$ 8,289			$ 7,849	
Net interest rate spread (3)					4.18%			3.73%
Net interest-earning assets (4)	$ 23,315		$ 27,074			$ 25,961		
Net interest margin (5)					4.39%			3.99%
Average of interest-earning assets to interest-bearing liabilities					116.73%			115.21%

(1) Includes loans held for sale.
(2) Consists entirely of taxable investment securities.
(3) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(5) Net interest margin represents net interest income divided by average total interest-earning assets.

Source: Georgetown Savings Bancorp's Preliminary Prospectus.

Exhibit I-6
Georgetown Savings Bank
Loan Loss Allowance Activity

	Year Ended December 31,	
	2011	2010
	(Dollars in thousands)	
Balance at beginning of period	$ 1,651	$ 1,594
Charge-offs:		
Residential mortgage loans	741	103
Commercial loans	13	7
Construction loans	—	—
Consumer	34	33
Total charge-offs	788	143
Recoveries:		
Residential mortgage loans	9	9
Commercial loans	1	2
Construction loans	—	—
Consumer	2	1
Total recoveries	12	12
Net (charge-offs) recoveries	(776)	(131)
Provision for loan losses	949	188
Balance at end of period	$ 1,824	$ 1,651
Ratios:		
Net (charge-offs) recoveries to average loans outstanding	(0.44)%	(0.07)%
Allowance for loan losses to non-performing loans at end of period	58.22%	652.57%
Allowance for loan losses to total loans at end of period	1.12%	0.92%

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit I-7
Georgetown Savings Bank
Interest Rate Risk Analysis

Changes in Interest Rates (Basis Points)	At December 31, 2011 Net Interest Income		2011 % Change	2010 Net Interest Income		2010 % Change
	(Dollars in thousands)					
200	$	7,113	0.6%	$	8,056	(1.1%)
0	$	7,074	—	$	8,144	—
-100	$	7,132	0.8%	$	8,136	(0.1%)

Source: Georgetown Bancorp's Preliminary Prospectus

Exhibit I-8
Georgetown Savings Bank
Fixed Rate and Adjustable Rate Loans

	Due After December 31, 2012		
	Fixed	Adjustable	Total
	(Dollars in thousands)		
Residential:			
One- to four-family	$ 41,228	$ 20,537	$ 61,765
Home equity loans and lines of credit	2,585	14,528	17,113
Total residential mortgage loans	43,813	35,065	78,878
Commercial:			
One- to four-family investment property	2,127	7,309	9,436
Multi-family real estate	1,543	11,494	13,037
Commercial real estate	8,987	14,240	23,227
Commercial business	1,317	8,515	9,832
Total commercial loans	13,974	41,558	55,532
Construction:			
One- to four-family	969	807	1,776
Multi-family	3,365	—	3,365
Non-residential	96	—	96
Total construction	4,430	807	5,237
Consumer	315	—	315
Total loans	$ 62,532	$ 77,430	$ 139,962

Source: Georgetown Bancorp's Preliminary Prospectus

Exhibit I-9
Georgetown Savings Bank
Loan Portfolio Composition

	At December 31,			
	2011		2010	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Residential loans:				
One- to four-family	$ 62,613	38.46%	$ 70,685	39.25%
Home equity loans and lines of credit	17,118	10.51	17,305	9.61
Total residential mortgage loans	79,731	48.97	87,990	48.86
Commercial loans:				
One- to four-family investment property	10,816	6.64	11,892	6.60
Multi-family real estate	13,037	8.01	14,121	7.84
Commercial real estate	25,399	15.60	27,688	15.38
Commercial business	10,137	6.23	12,475	6.93
Total commercial loans	59,389	36.48	66,176	36.75
Construction loans:				
One- to four-family	11,941	7.33	16,725	9.29
Multi-family	10,656	6.55	7,730	4.29
Non-residential	629	0.39	733	0.41
Total construction loans	23,226	14.27	25,188	13.99
Consumer	451	0.28	726	0.40
Total loans	162,797	100.00%	180,080	100.00%
Other items:				
Net deferred loan costs	147		95	
Allowance for loan losses	(1,824)		(1,651)	
Total loans, net	$ 161,120		$ 178,524	

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit I-10
Georgetown Savings Bank
Contractual Maturity by Loan Type

	Residential				Commercial							
	One- to four-family		Home equity loans and lines of credit		One- to four-family investment property		Multi-family real estate		Commercial real estate		Commercial business	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)											
Due During the Years Ending December 31,												
2012	$ 848	6.51%	$ 5	6.75%	$ 1,380	6.71%	$ —	—%	$ 2,172	6.73%	$ 305	5.69%
2013	515	4.92%	—	—%	222	7.00%	981	6.53%	3,361	6.92%	263	6.47%
2014	306	4.81%	15	6.71%	370	6.75%	—	—%	390	6.94%	869	5.00%
2015 to 2016	570	5.19%	101	6.68%	1,019	6.84%	—	—%	1,749	6.45%	2,588	5.33%
2017 to 2021	6,229	5.14%	1,407	6.03%	6,610	6.11%	10,888	6.03%	12,103	6.42%	5,845	5.15%
2022 to 2026	3,492	5.28%	3,464	4.13%	482	7.00%	1,168	6.88%	862	6.51%	—	—%
2027 and beyond	50,653	4.92%	12,126	4.50%	733	5.78%	—	—%	4,762	6.05%	267	3.25%
Total	$ 62,613	4.99%	$ 17,118	4.57%	$ 10,816	6.31%	$ 13,037	6.14%	$ 25,399	6.46%	$ 10,137	5.18%

	Construction									
	One- to four-family		Multi-family		Non-residential		Consumer		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)									
Due During the Years Ending December 31,										
2012	$ 10,165	7.05%	$ 7,291	6.97%	$ 533	6.06%	$ 136	15.67%	$ 22,835	6.96%
2013	860	6.75%	2,942	7.00%	96	7.00%	32	7.87%	9,272	6.77%
2014	—	—%	—	—%	—	—%	93	6.35%	2,043	5.73%
2015 to 2016	57	6.50%	—	—%	—	—%	183	6.18%	6,267	5.93%
2017 to 2021	264	7.00%	423	6.58%	—	—%	—	—%	43,769	5.92%
2022 to 2026	—	—%	—	—%	—	—%	—	—%	9,468	5.26%
2027 and beyond	595	5.08%	—	—%	—	—%	7	3.36%	69,143	4.93%
Total	$ 11,941	6.93%	$ 10,656	6.96%	$ 629	6.20%	$ 451	9.15%	$ 162,797	5.65%

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit I-11
Georgetown Savings Bank
Loan Origination Activity

	Year Ended December 31,	
	2011	2010
	(In thousands)	
Total loans at beginning of year	$ 180,080	$ 168,317
Loans originated:		
Residential mortgage loans	37,383	62,383
Commercial loans	15,294	19,977
Construction loans	22,966	33,184
Consumer	165	534
Total loans originated	75,808	116,078
Deduct:		
Principal repayments	(72,912)	(63,037)
Loan sales	(19,410)	(40,593)
Loans held for sale	(769)	(685)
Net loan activity	(17,283)	11,763
Total loans at end of year	$ 162,797	$ 180,080

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit I-12
Georgetown Savings Bank
Non-Performing Assets

	At December 31,	
	2011	2010
	(Dollars in thousands)	
Non-accrual loans:		
Residential mortgage loans	$ 696	$ 45
Commercial loans	—	—
Construction loans	2,437	—
Consumer	—	—
Total non-accrual loans	3,133	45
Loans 90 days or greater delinquent and still accruing	—	—
Non-performing restructured loans	—	208
Total non-performing loans	3,133	253
Other real estate owned	30	53
Total non-performing assets	$ 3,163	$ 306
Ratios:		
Non-performing loans to total loans	1.92%	0.14%
Non-performing assets to total assets	1.59%	0.15%

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit I-13
Georgetown Savings Bank
Deposit Composition

	At December 31,					
	2011			2010		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type						
Demand deposits	$ 15,971	10.57%	—%	$ 15,892	10.49%	—%
On us accounts	1,318	0.87	—%	758	0.50	—%
NOW deposits	17,122	11.33	0.45%	15,148	10.00	0.46%
Money market deposits	59,846	39.61	0.72%	57,438	37.92	0.92%
Regular and other savings	11,390	7.54	0.23%	12,205	8.06	0.20%
Total non-certificate accounts	105,647	69.92	0.51%	101,441	66.97	0.61%
Certificates of deposit	45,438	30.08	1.43%	50,022	33.03	2.18%
Total deposits	$ 151,085	100.00%	0.78%	$ 151,463	100.00%	1.13%

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit I-14
Georgetown Savings Bank
CDs by Rate and Maturity

	December 31,				After December 31,	
	2012	2013	2014	2015	2015	Total
			(In thousands)			
Interest Rate						
Less than 2%	$ 25,107	$ 8,706	$ 2,130	$ 374	$ 363	$ 36,680
2.00% - 2.99%	1,640	571	2,167	413	2,667	7,458
3.00% - 3.99%	557	181	11	—	—	749
4.00% - 4.99%	267	284	—	—	—	551
Total	$ 27,571	$ 9,742	$ 4,308	$ 787	$ 3,030	$ 45,438

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit I-15
Georgetown Savings Bank
Borrowings Activity

	At or For the Year Ended December 31,	
	2011	2010
	(Dollars in thousands)	
Long-Term Borrowings		
Balance at end of year	$ 25,121	$ 28,182
Average balance during year	25,973	32,884
Maximum outstanding at any month end	28,177	35,735
Weighted average rate at end of year	3.44%	3.62%
Average interest rate during year	3.55%	3.84%
Short-Term Borrowings (1)		
Balance at end of year	$ —	$ 3,500
Average balance during year	2,948	6,165
Maximum outstanding at any month end	6,800	12,700
Weighted average rate at end of year	0.00%	0.23%
Average interest rate during year	0.24%	0.28%

(1) Represents borrowings with original maturities of less than one year.

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit II-1
Georgetown Savings Bank
Description of Office Facilities

Location	Owned or Leased	Year Acquired or Leased	Square Footage	Net Book Value of Real Property (In thousands)
Main Office: 2 East Main Street Georgetown, MA 01833	Own	2003 (1)	14,400	$ 2,824
Branch Office: 303 Haverhill Street Rowley, MA 01969	Leased (2)	1999	3,500	$ 463
Branch Office: 75 Turnpike Street/Route 114 North Andover, MA 01845	Leased (3)	2005	2,437	$ 232
Other Property (4): 8 Prospect Street Georgetown, MA 01833	Own	1997	1,000	$ 91

(1) In 2003, we constructed a new main office upon this property, which it has owned since 1985.
(2) We own the building but lease the land. The lease has a term of 40 years with an option to renew for an additional 10 years.
(3) We are leasing the office space. The lease has a term of 10 years with an option to renew for an additional 10 years.
(4) This property, which was acquired in foreclosure, is currently being used as a mortgage banking office.

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit II-2
Historical Interest Rates (1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	Quarter 1	3.25%	0.16%	0.41%	3.84%
	Quarter 2	3.25%	0.18%	0.32%	2.97%
	Quarter 3	3.25%	0.16%	0.27%	2.53%
	Quarter 4	3.25%	0.12%	0.29%	3.30%
2011:	Quarter 1	3.25%	0.09%	0.30%	3.47%
	Quarter 2	3.25%	0.03%	0.19%	3.18%
	Quarter 3	3.25%	0.02%	0.13%	1.92%
	Quarter 4	3.25%	0.02%	0.12%	1.89%
2012:	As of Feb. 24, 2012	3.25%	0.10%	0.18%	1.98%

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT II-3
Georgetown Bancorp, Inc.
Market Area Demographic/Economic Information

Demographic Detail: US

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	281,421,906	311,212,863	323,209,391	10.59	3.85
0-14 Age Group (%)	21.41	20.08	20.13	3.73	4.12
15-34 Age Group (%)	28.10	27.22	26.97	7.13	2.89
35-54 Age Group (%)	29.43	28.03	26.02	5.33	(3.60)
55-69 Age Group (%)	12.01	15.54	17.31	43.07	15.64
70+ Age Group (%)	9.05	9.12	9.57	11.52	8.98
Median Age (actual)	35.30	37.00	37.30	4.82	0.81
Female Population (actual)	143,368,343	158,066,879	164,008,125	10.25	3.76
Male Population (actual)	138,053,563	153,145,984	159,201,266	10.93	3.95
Population Density (#/ sq miles)	79.52	88.00	91.40	10.59	3.85
Diversity Index (actual)	54.60	61.00	63.40	11.72	3.93
Black (%)	12.32	12.47	12.47	11.95	3.92
Asian (%)	3.64	4.52	4.93	37.44	13.25
White (%)	75.14	71.93	70.71	5.86	2.10
Hispanic (%)	12.55	16.23	17.80	43.08	13.90
Pacific Islander (%)	0.14	0.16	0.16	26.20	2.93
American Indian/Alaska Native (%)	0.88	0.94	0.95	18.14	4.63
Multiple races (%)	2.43	2.99	3.22	36.35	11.72
Other (%)	5.46	6.99	7.55	41.57	12.29
Total Households (actual)	105,480,101	116,761,140	121,359,604	10.69	3.94
< $25K Households (%)	28.67	20.78	17.21	(19.76)	(13.94)
$25-49K Households (%)	29.34	24.73	19.96	(6.70)	(16.10)
$50-99K Households (%)	29.70	35.65	38.10	32.90	11.08
$100-$199K Households (%)	9.92	15.35	20.29	71.27	37.39
$200K+ Households (%)	2.37	3.48	4.43	62.64	32.30
Average Household Income ($)	56,644	70,173	79,340	23.88	13.06
Median Household Income ($)	42,164	54,442	61,189	29.12	12.39
Per Capita Income ($)	21,587	26,739	30,241	23.87	13.10
Total Owner Occupied Housing Units (actual)	69,815,753	76,868,769	80,072,859	10.10	4.17
Renter Occupied Housing Units (actual)	35,664,348	39,892,371	41,286,745	11.86	3.50
Vacant Occupied Housing Units (actual)	10,424,540	15,846,596	18,246,660	52.01	15.15

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Massachusetts

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	6,349,097	6,555,736	6,617,085	3.25	0.94
0-14 Age Group (%)	19.84	18.41	18.21	(4.16)	(0.18)
15-34 Age Group (%)	27.51	26.78	27.34	0.49	3.07
35-54 Age Group (%)	30.50	29.11	26.36	(1.46)	(8.58)
55-69 Age Group (%)	12.02	15.74	17.70	35.22	13.52
70+ Age Group (%)	10.14	9.97	10.39	1.55	5.16
Median Age (actual)	36.60	38.70	38.80	5.74	0.26
Female Population (actual)	3,290,281	3,381,522	3,406,676	2.77	0.74
Male Population (actual)	3,058,816	3,174,214	3,210,409	3.77	1.14
Population Density (#/ sq miles)	809.83	836.20	844.00	3.25	0.94
Diversity Index (actual)	37.20	46.00	50.30	23.66	9.35
Black (%)	5.41	6.25	6.67	19.26	7.68
Asian (%)	3.75	5.25	6.14	44.61	17.93
White (%)	84.54	80.25	77.97	(1.98)	(1.93)
Hispanic (%)	6.75	9.40	10.80	43.72	15.97
Pacific Islander (%)	0.04	0.05	0.05	30.45	3.76
American Indian/Alaska Native (%)	0.24	0.28	0.29	20.39	6.33
Multiple races (%)	2.30	2.99	3.34	34.19	12.89
Other (%)	3.73	4.93	5.54	36.64	13.35
Total Households (actual)	2,443,580	2,520,494	2,546,375	3.15	1.03
< $25K Households (%)	24.55	16.89	13.43	(29.03)	(19.67)
$25-49K Households (%)	24.88	18.87	13.90	(21.78)	(25.55)
$50-99K Households (%)	32.88	34.06	33.47	6.86	(0.73)
$100-$199K Households (%)	14.23	24.02	30.77	74.05	29.45
$200K+ Households (%)	3.46	6.17	8.42	83.98	38.05
Average Household Income ($)	66,365	88,257	103,031	32.99	16.74
Median Household Income ($)	50,539	67,515	78,847	33.59	16.78
Per Capita Income ($)	25,952	34,458	40,240	32.78	16.78
Total Owner Occupied Housing Units (actual)	1,508,052	1,549,344	1,565,426	2.74	1.04
Renter Occupied Housing Units (actual)	935,528	971,150	980,949	3.81	1.01
Vacant Occupied Housing Units (actual)	178,409	252,624	275,429	41.60	9.03

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Boston-Cambridge-Quincy, MA-NH

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	4,391,344	4,568,927	4,637,752	4.04	1.51
0-14 Age Group (%)	19.77	18.54	18.25	(2.46)	(0.07)
15-34 Age Group (%)	28.24	27.21	27.92	0.26	4.16
35-54 Age Group (%)	30.86	29.58	26.72	(0.28)	(8.31)
55-69 Age Group (%)	11.81	15.31	17.27	34.92	14.46
70+ Age Group (%)	9.32	9.36	9.84	4.50	6.74
Median Age (actual)	36.10	38.20	38.30	5.82	0.26
Female Population (actual)	2,270,918	2,352,701	2,384,888	3.60	1.37
Male Population (actual)	2,120,426	2,216,226	2,252,864	4.52	1.65
Population Density (#/ sq miles)	1,252.24	1,302.90	1,322.50	4.04	1.51
Diversity Index (actual)	38.50	47.00	50.90	22.08	8.30
Black (%)	6.06	6.82	7.15	17.07	6.45
Asian (%)	4.59	6.37	7.40	44.31	17.97
White (%)	83.28	78.99	76.78	(1.31)	(1.33)
Hispanic (%)	6.41	8.86	10.12	43.75	15.88
Pacific Islander (%)	0.04	0.05	0.05	34.85	4.48
American Indian/Alaska Native (%)	0.21	0.24	0.26	21.72	7.17
Multiple races (%)	2.35	2.99	3.30	32.18	12.16
Other (%)	3.47	4.54	5.06	36.11	12.97
Total Households (actual)	1,679,659	1,745,031	1,773,323	3.89	1.62
< $25K Households (%)	22.00	14.92	11.49	(29.53)	(21.73)
$25-49K Households (%)	23.63	16.99	12.17	(25.34)	(27.21)
$50-99K Households (%)	33.65	32.89	32.23	1.53	(0.43)
$100-$199K Households (%)	16.44	27.37	33.58	72.89	24.70
$200K+ Households (%)	4.27	7.84	10.53	90.79	36.59
Average Household Income ($)	72,196	97,315	113,414	34.79	16.54
Median Household Income ($)	54,590	74,931	87,099	37.26	16.24
Per Capita Income ($)	28,016	37,661	43,918	34.43	16.61
Total Owner Occupied Housing Units (actual)	1,023,109	1,058,889	1,076,403	3.50	1.65
Renter Occupied Housing Units (actual)	656,550	686,142	696,920	4.51	1.57
Vacant Occupied Housing Units (actual)	71,926	112,498	124,990	56.41	11.10

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Essex, MA

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	723,419	745,699	748,695	3.08	0.40
0-14 Age Group (%)	21.23	19.58	19.33	(4.95)	(0.85)
15-34 Age Group (%)	24.52	24.92	26.00	4.76	4.75
35-54 Age Group (%)	31.67	29.07	25.77	(5.36)	(11.01)
55-69 Age Group (%)	12.17	16.19	18.20	37.12	12.86
70+ Age Group (%)	10.41	10.24	10.70	1.36	4.91
Median Age (actual)	37.40	39.70	39.30	6.15	(1.01)
Female Population (actual)	376,998	386,473	386,974	2.51	0.13
Male Population (actual)	346,421	359,226	361,721	3.70	0.69
Population Density (#/ sq miles)	1,444.82	1,489.40	1,495.40	3.08	0.40
Diversity Index (actual)	39.90	52.30	57.80	31.08	10.52
Black (%)	2.60	3.63	4.10	44.21	13.40
Asian (%)	2.34	3.11	3.55	37.30	14.42
White (%)	86.44	80.80	77.89	(3.65)	(3.21)
Hispanic (%)	11.04	16.27	19.00	51.93	17.23
Pacific Islander (%)	0.04	0.06	0.06	50.35	8.08
American Indian/Alaska Native (%)	0.23	0.28	0.31	23.79	9.06
Multiple races (%)	2.15	2.96	3.38	41.75	14.86
Other (%)	6.20	9.16	10.71	52.21	17.34
Total Households (actual)	275,419	282,439	283,365	2.55	0.33
< $25K Households (%)	24.11	16.26	12.66	(30.82)	(21.89)
$25-49K Households (%)	24.15	18.62	13.31	(20.96)	(28.25)
$50-99K Households (%)	32.72	32.69	32.20	2.45	(1.18)
$100-$199K Households (%)	15.20	26.67	33.76	79.87	27.02
$200K+ Households (%)	3.82	5.77	8.07	54.85	40.35
Average Household Income ($)	68,548	88,110	103,469	28.54	17.43
Median Household Income ($)	51,763	69,145	80,929	33.58	17.04
Per Capita Income ($)	26,358	33,719	39,554	27.93	17.30
Total Owner Occupied Housing Units (actual)	174,964	178,512	179,229	2.03	0.40
Renter Occupied Housing Units (actual)	100,455	103,927	104,136	3.46	0.20
Vacant Occupied Housing Units (actual)	11,725	19,121	21,844	63.08	14.24

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

EXHIBIT II-4
Georgetown Bancorp, Inc.
Market Area Employment Data by Sector

CA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis

Fips	Area	LineCode	Description	2007	2008	2009
25000	Massachusetts		Employment by place of work (number of jobs)			
25000	Massachusetts	10	Total employment	4194623	4205526	4102663
25000	Massachusetts		By type			
25000	Massachusetts	20	Wage and salary employment	3404202	3411445	3298196
25000	Massachusetts	40	Proprietors employment	790421	794081	804467
25000	Massachusetts	50	Farm proprietors employment	6557	6526	6494
25000	Massachusetts	60	Nonfarm proprietors employment 2/	783864	787555	797973
25000	Massachusetts		By industry			
25000	Massachusetts	70	Farm employment	10092	10378	10292
25000	Massachusetts	80	Nonfarm employment	4184531	4195148	4092371
25000	Massachusetts	90	Private employment	3736009	3741780	3638664
25000	Massachusetts	100	Forestry, fishing, and related activities	10719	10791	10936
25000	Massachusetts	200	Mining	2856	3081	3743
25000	Massachusetts	300	Utilities	10660	11051	11369
25000	Massachusetts	400	Construction	236308	227192	201869
25000	Massachusetts	500	Manufacturing	307096	297589	269636
25000	Massachusetts	600	Wholesale trade	149625	147954	139155
25000	Massachusetts	700	Retail trade	409627	405731	389615
25000	Massachusetts	800	Transportation and warehousing	97709	96779	92031
25000	Massachusetts	900	Information	100896	102517	98186
25000	Massachusetts	1000	Finance and insurance	245758	252877	259769
25000	Massachusetts	1100	Real estate and rental and leasing	162742	161157	158578
25000	Massachusetts	1200	Professional, scientific, and technical services	390170	401027	395282
25000	Massachusetts	1300	Management of companies and enterprises	62345	62336	60118
25000	Massachusetts	1400	Administrative and waste management services	229839	224650	206950
25000	Massachusetts	1500	Educational services	208397	208522	209042
25000	Massachusetts	1600	Health care and social assistance	537937	550211	561166
25000	Massachusetts	1700	Arts, entertainment, and recreation	99327	102104	102433
25000	Massachusetts	1800	Accommodation and food services	270376	273142	269319
25000	Massachusetts	1900	Other services, except public administration	203622	203069	199467
25000	Massachusetts	2000	Government and government enterprises	448522	453368	453707
25000	Massachusetts	2001	Federal, civilian	49423	49495	49494
25000	Massachusetts	2002	Military	19901	19643	19899
25000	Massachusetts	2010	State and local	379198	384230	384314
25000	Massachusetts	2011	State government	120305	123008	124715
25000	Massachusetts	2012	Local government	258893	261222	259599

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System (NAICS). The estimates for
2/ Excludes limited partners.
Last updated: April 21, 2011 - new estimates for 2009; revised estimates for 2001-2008.

CA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis

Fips	Area	LineCode	Description	2007	2008	2009
25009	Essex		Employment by place of work (number of jobs)			
25009	Essex	10	Total employment	402915	404322	396758
25009	Essex		By type			
25009	Essex	20	Wage and salary employment	314787	315790	307087
25009	Essex	40	Proprietors employment	88128	88532	89671
25009	Essex	50	Farm proprietors employment	434	432	429
25009	Essex	60	Nonfarm proprietors employment 2/	87694	88100	89242
25009	Essex		By industry			
25009	Essex	70	Farm employment	754	752	745
25009	Essex	80	Nonfarm employment	402161	403570	396013
25009	Essex	90	Private employment	360224	361229	354097
25009	Essex	100	Forestry, fishing, and related activities	1339	1369	1371
25009	Essex	200	Mining	247	290	380
25009	Essex	300	Utilities	882	934	961
25009	Essex	400	Construction	24409	23281	20765
25009	Essex	500	Manufacturing	45526	44955	41398
25009	Essex	600	Wholesale trade	13109	13022	12627
25009	Essex	700	Retail trade	44452	43956	42990
25009	Essex	800	Transportation and warehousing	6326	6301	6148
25009	Essex	900	Information	7359	7773	7133
25009	Essex	1000	Finance and insurance	16675	17420	18627
25009	Essex	1100	Real estate and rental and leasing	17017	16928	16435
25009	Essex	1200	Professional, scientific, and technical services	34258	34058	33376
25009	Essex	1300	Management of companies and enterprises	3446	3771	3954
25009	Essex	1400	Administrative and waste management services	22076	21896	20417
25009	Essex	1500	Educational services	10577	10756	11021
25009	Essex	1600	Health care and social assistance	53964	55351	57213
25009	Essex	1700	Arts, entertainment, and recreation	10430	10737	10684
25009	Essex	1800	Accommodation and food services	25654	26060	26081
25009	Essex	1900	Other services, except public administration	22478	22371	22516
25009	Essex	2000	Government and government enterprises	41937	42341	41916
25009	Essex	2001	Federal, civilian	3950	3903	3660
25009	Essex	2002	Military	1905	1892	1919
25009	Essex	2010	State and local	36082	36546	36337
25009	Essex	2011	State government	8212	8417	8338
25009	Essex	2012	Local government	27870	28129	27999

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System (NAICS). The

2/ Excludes limited partners.

Last updated: April 21, 2011 - new estimates for 2009; revised estimates for 2001-2008.

EXHIBIT III-1
Georgetown Bancorp, Inc.
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
February 24, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	2,224	1	06-30	03/05	16.54	189
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,320 S	14	06-30	06/96	10.18	114
KFFG	Kaiser Federal Fin Group of CA (3)	NASDAQ	Covina, CA	Thrift	933	9	06-30	11/10	13.57	130
BANC	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	929 S	9	12-31	08/02	11.93	138
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	422 S	5	12-31	01/96	1.43	2
Florida Companies										
BKU	BankUnited, Inc. (3)	NYSE		Thrift	11,322	0		/	23.08	2,255
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	3,741 S	101	12-31	11/83	3.31	52
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	45,355	135	12-31	06/05	6.89	3,635
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	41,968 S	281	12-31	11/93	12.88	5,633
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	17,022	85	12-31	11/93	9.09	896
ISBC	Investors Bcrp MHC of NJ(42.5)	NASDAQ	Short Hills, NJ	Thrift	10,511 S	83	06-30	10/05	14.76	1,637
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	7,956	172	06-30	12/09	12.64	1,232
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,997 S	83	12-31	01/03	14.07	844
BNCL	Beneficial Mut MHC of PA(43.3)	NASDAQ	Philadelphia, PA	Thrift	4,596	65	12-31	07/07	8.95	719
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,303 S	19	12-31	11/95	13.22	409
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	4,244	133	12-31	/	5.60	523
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	4,189 S	38	12-31	11/86	39.56	343
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	4,021	25	12-31	06/96	14.28	501
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	3,084	37	09-30	01/04	9.03	342
KRNY	Kearny Fin Cp MHC of NJ (25.0)	NASDAQ	Fairfield, NJ	Thrift	2,863	40	06-30	02/05	9.81	658
ORIT	Oritani Financial Corp of NJ (3)	NASDAQ	Twnship of WA NJ	Thrift	2,603	23	06-30	06/10	12.92	588
NFBK	Northfield Bcp MHC of NY(41.8)	NASDAQ	Avenel, NY	Thrift	2,377	19	12-31	11/07	14.29	579
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,302	23	12-31	07/96	14.00	262
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	2,007 S	24	12-31	06/90	13.30	198
ROMA	Roma Fin Corp MHC of NJ (25.5)	NASDAQ	Robbinsville, NJ	Thrift	1,927 S	27	12-31	07/06	10.37	314
CSBK	Clifton Svg Bp MHC of NJ(35.8)	NASDAQ	Clifton, NJ	Thrift	1,117	12	03-31	03/04	10.40	272
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,097	18	09-30	04/07	9.90	118
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,079 S	17	12-31	02/08	8.42	112
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,071 S	8	12-31	10/07	13.50	85
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	1,021 S	10	12-31	12/09	10.99	80
FXCB	Fox Chase Bancorp, Inc. of PA (3)	NASDAQ	Hatboro, PA	Thrift	1,016	11	12-31	06/10	12.60	164
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	926 S	4	12-31	/	3.41	34
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	833	8	09-30	08/87	17.50	66
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	682	14	12-31	07/94	25.25	72
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	671	9	03-31	10/94	6.10	23
MLVF	Malvern Fed Bncp MHC PA(44.5)	NASDAQ	Paoli, PA	Thrift	666	9	09-30	05/08	7.80	48
ONFC	Oneida Financial Corp. of NY (3)	NASDAQ	Oneida, NY	Thrift	664	13	12-31	07/10	9.60	66
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	661	13	09-30	06/88	11.46	35
COBK	Colonial Financial Serv. of NJ (3)	NASDAQ	Bridgeton, NJ	Thrift	590 S	9	12-31	07/10	12.50	51
GCBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	560	14	06-30	12/98	17.25	72
MGYR	Magyar Bancorp MHC of NJ(44.7)	NASDAQ	NW Brunswick, NJ	Thrift	526	6	09-30	01/06	5.01	29
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	518 S	11	12-31	03/85	18.00	39
PBIP	Prudential Bncp MHC PA (25.4)	NASDAQ	Philadelphia, PA	Thrift	501	7	09-30	03/05	5.60	56
LSBK	Lake Shore Bnp MHC of NY(38.8)	NASDAQ	Dunkirk, NY	Thrift	494 S	10	12-31	04/06	10.25	61
NECB	NE Comm Bncrp MHC of NY (43.2)	NASDAQ	White Plains, NY	Thrift	464 S	7	12-31	07/06	6.74	85
ALLB	Alliance Bancorp, Inc. of PA (3)	NASDAQ	Broomall, PA	Thrift	460 S	9	12-31	01/11	11.33	62
STND	Standard Financial Corp. of PA (3)	NASDAQ	Monroeville, PA	Thrift	437	12	09-30	10/10	15.80	54
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	420 S	14	12-31	11/95	9.15	24
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	382	5	06-30	01/10	14.20	60
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	380 S	5	12-31	08/88	3.93	31
MSBF	MSB Fin Corp MHC of NJ (40.3)	NASDAQ	Millington, NJ	Thrift	354 S	5	06-30	01/07	5.99	31
FFCO	FedFirst Financial Corp of PA (3)	NASDAQ	Monessen, PA	Thrift	342 S	9	12-31	09/10	13.75	41
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	260	6	09-30	04/07	7.56	14

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
February 24, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	254	6	06-30	11/93	8.50	17
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	13,733 S	176	12-31	04/97	0.75	417
TFSL	TFS Fin Corp MHC of OH (26.4)	NASDAQ	Cleveland, OH	Thrift	11,059	39	09-30	04/07	9.26	2,861
CFFN	Capitol Federal Fin Inc. of KS (3)	NASDAQ	Topeka, KS	Thrift	9,450 S	47	09-30	12/10	11.63	1,948
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	2,500 S	80	12-31	10/03	4.21	195
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,071 S	38	12-31	07/98	1.30	40
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,068	33	12-31	10/95	16.77	163
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,742 S	10	12-31	10/05	2.34	73
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,634 S	21	12-31	06/05	5.86	123
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,433 S	33	12-31	12/99	9.00	63
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	1,359	12	09-30	09/93	21.94	70
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,332	12	09-30	12/98	7.60	82
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,227	33	06-30	04/92	11.83	82
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,206	9	09-30	09/85	13.90	109
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,149	22	12-31	07/98	5.92	64
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,041	18	12-31	02/98	8.45	63
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	795	18	06-30	12/92	2.05	53
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	790	15	12-31	06/94	1.89	8
CHEV	Cheviot Financial Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	632 P	6	12-31	01/12	8.25	63
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	574 S	4	12-31	07/06	6.00	47
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	542	12	09-30	12/08	17.00	40
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	531	27	09-30	11/06	5.95	31
LPSB	LaPorte Bancrp MHC of IN(45.0)	NASDAQ	La Porte, IN	Thrift	485 S	8	12-31	10/07	9.03	41
UCBA	United Comm Bncp MHC IN (40.7)	NASDAQ	Lawrenceburg, IN	Thrift	467	9	06-30	03/06	6.27	49
IROQ	IF Bancorp, Inc. of IL (3)	NASDAQ	Watseka, IL	Thrift	448 P	5	06-30	07/11	11.36	55
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	437 S	13	12-31	01/99	20.60	57
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Div.	430 S	11	12-31	03/96	21.00	28
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	410	11	03-31	01/03	8.10	24
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	402 S	10	12-31	12/96	15.10	23
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	364 S	5	12-31	02/95	17.40	27
JXSB	Jacksonville Bancorp Inc of IL (3)	NASDAQ	Jacksonville, IL	Thrift	307 S	7	12-31	07/10	14.75	28
WBKC	Wolverine Bancorp, Inc. of MI (3)	NASDAQ	Midland, MI	Thrift	294	5	12-31	01/11	15.30	38
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	265 S	4	12-31	12/98	0.82	3
KFFB	KY Fst Fed Bp MHC of KY (38.9)	NASDAQ	Hazard, KY	Thrift	236	4	06-30	03/05	9.23	71
FFDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	235	5	06-30	04/96	14.77	15
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	222 S	8	12-31	04/05	3.58	10
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	198	11	06-30	12/93	5.53	9
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	27,569	340	12-31	04/07	12.46	4,453
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	3,982	44	12-31	06/00	22.79	482
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	3,299	20	12-31	07/02	9.24	547
EBSB	Meridian Fn Serv MHC MA (40.8)	NASDAQ	East Boston, MA	Thrift	1,974	25	12-31	01/08	13.31	295
RCKB	Rockville Fin New, Inc. of CT (3)	NASDAQ	Vrn Rockville CT	Thrift	1,750	22	12-31	03/11	11.76	347
FBNK	First Connecticut Bncorp of CT (3)	NASDAQ	Farmington, CT	Thrift	1,697 S	19	12-31	06/11	13.30	238
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,624	24	12-31	12/07	16.10	253
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,263 S	11	12-31	01/07	8.24	222
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	1,127	10	12-31	12/88	54.00	115
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	1,042	27	12-31	05/86	11.95	70
SIFI	SI Financial Group, Inc. of CT (3)	NASDAQ	Willimantic, CT	Thrift	945 S	21	12-31	01/11	10.25	108
BLMT	BSB Bancorp, Inc. of MA (3)	NASDAQ	Belmont, MA	Thrift	630 P	4	12-31	10/11	11.39	104
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	616	8	12-31	07/06	14.43	83
NVSL	Naugatuck Valley Fin Crp of CT (3)	NASDAQ	Naugatuck, CT	Thrift	580 S	10	12-31	06/11	7.07	50
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	568	9	06-30	01/07	12.37	76
PEOP	Peoples Fed Bancshrs Inc of MA (3)	NASDAQ	Brighton, MA	Thrift	553	6	09-30	07/10	15.50	106
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	521	11	03-31	10/86	19.25	32
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	470	8	06-30	10/04	4.75	31

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
February 24, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	454	6	12-31	07/06	12.80	45
WEBK	Wellesley Bancorp, Inc. of MA (3)	NASDAQ	Wellesley, MA	Thrift	293 P	2	12-31	01/12	12.29	30
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	248	8	04-30	12/87	8.04	17
North-West Companies										
WAFD	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	13,441 S	163	09-30	11/82	15.83	1,701
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,059	1	12-31	10/07	7.41	139
HMST	HomeStreet, Inc. of WA (3)	NASDAQ	Seattle, WA	Undefined	920 P	21	12-31	/	51.90	70
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	862	17	03-31	10/97	2.26	51
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	736	22	09-30	01/98	4.15	29
ANCB	Anchor Bancorp of Aberdeen, WA (3)	NASDAQ	Aberdeen, WA	Thrift	486	15	06-30	01/11	8.85	23
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	3,147	67	09-30	11/83	9.98	165
CHFN	Charter Fin Corp MHC GA (38.4)	NASDAQ	West Point, GA	Thrift	1,117	17	09-30	09/10	9.94	183
HBOS	Heritage Fin Group, Inc of GA (3)	NASDAQ	Albany, GA	Thrift	1,103 S	16	12-31	11/10	12.00	105
FRNK	Franklin Financial Corp. of VA (3)	NASDAQ	Glen Allen, VA	Thrift	1,081	9	09-30	04/11	13.59	194
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	1,080	21	12-31	10/02	4.19	48
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	972 S	18	12-31	10/08	16.42	127
ASBB	ASB Bancorp, Inc. of NC (3)	NASDAQ	Asheville, NA	Thrift	803 P	13	12-31	10/11	11.99	67
ACFC	Atlantic Coast Fin. Corp of GA (3)	NASDAQ	Waycross, GA	Thrift	792 S	12	12-31	02/11	2.19	6
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	601 S	18	12-31	05/96	7.00	135
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	530	12	06-30	07/03	2.17	14
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	510	11	03-31	03/88	3.05	13
OFED	Oconee Fed Fn Cp MHC SC (35.0)	NASDAQ	Seneca, SC	Thrift	376	5	06-30	01/11	11.51	73
FABK	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	358 S	5	12-31	11/07	12.75	51
PBSK	Poage Bankshares, Inc. of KY (3)	NASDAQ	Ashland, KY	Thrift	322 P	6	09-30	09/11	11.22	38
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	316 S	3	12-31	07/07	16.00	52
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	284 S	7	12-31	01/10	13.90	38
HFBL	Home Federal Bancorp Inc of LA (3)	NASDAQ	Shreveport, LA	Thrift	252	5	06-30	12/10	15.00	46
SIBC	State Investors Bancorp of LA (3)	NASDAQ	Metairie, LA	Thrift	239 P	4	12-31	07/11	11.50	33
South-West Companies										
VPFG	ViewPoint Financal Group of TX (3)	NASDAQ	Plano, TX	Thrift	3,235 S	24	12-31	07/10	14.77	506
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,337	16	12-31	01/10	17.76	199
SPBC	SP Bancorp, Inc. of Plano, TX (3)	NASDAQ	Plano, TX	Thrift	259 S	8	12-31	11/10	10.96	19
Western Companies (Excl CA)										
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,516 S	25	12-31	07/09	20.95	231
EBMT	Eagle Bancorp Montanta of MT (3)	NASDAQ	Helena, MT	Thrift	332	6	06-30	04/10	10.01	39
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 02/24/12

EXHIBIT III-2
Georgetown Bancorp, Inc.
Public Market Pricing of Publicly-Traded Institutions – < $1Billion in Assets

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2A
Market Pricing Comparatives
Prices As of February 24, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	11.71	275.46	0.15	13.84	19.29	84.65	10.66	91.44	19.54	0.22	1.77	26.15	2,584	12.04	11.40	3.42	0.22	1.49	0.13	0.46
Special Selection Grouping(8)	11.24	54.47	-0.26	14.15	18.12	75.72	8.39	80.00	19.08	0.14	1.08	23.20	689	10.71	10.27	4.75	-0.03	0.06	-0.14	-1.07
Comparable Group																				
Special Comparative Group(8)																				
ASBB ASB Bancorp, Inc. of NC	11.99	66.96	-1.63	20.20	NM	59.36	8.34	59.36	NM	0.00	0.00	NM	803	0.00	0.00	3.78	-1.13	NM	-1.13	NM
ACFC Atlantic Coast Fin. Corp of GA	2.19	5.76	-5.72	19.28	NM	11.36	0.73	11.37	NM	0.00	0.00	NM	792	6.40	6.39	8.52	-1.40	-22.51	-1.82	-29.39
BLMT BSB Bancorp, Inc. of MA	11.39	104.48	-0.01	13.91	NM	81.88	16.57	81.88	NM	0.00	0.00	0.00	630	0.00	0.00	0.59	0.38	NM	-0.01	NM
CARV Carver Bancorp, Inc. of NY	6.10	22.55	-5.65	4.20	NM	145.24	3.36	145.24	NM	0.00	0.00	NM	671	9.38	9.38	14.07	-3.09	NM	-3.00	NM
CEBK Central Bncrp of Somerville MA	19.25	32.36	-0.29	20.72	NM	92.91	6.21	99.23	NM	0.20	1.04	NM	521	8.59	8.20	2.82	0.03	0.33	-0.10	-1.05
CHEV Cheviot Financial Corp. of OH(7)	8.25	62.68	0.34	13.70	24.26	60.22	9.91	67.62	24.26	0.32	3.88	NM	632	9.67	8.11	3.86	0.41	4.22	0.41	4.22
CBNK Chicopee Bancorp, Inc. of MA	14.43	82.77	0.18	15.83	NM	91.16	13.43	91.16	NM	0.00	0.00	0.00	616	14.73	14.73	1.15	0.19	1.20	0.18	1.13
CZWI Citizens Comm Bncorp Inc of WI	5.95	30.54	-0.01	10.27	NM	57.94	5.75	58.39	NM	0.00	0.00	NM	531	9.93	9.86	1.83	0.00	0.00	-0.01	-0.10
COBK Colonial Financial Serv. of NJ	12.50	51.29	0.68	17.60	17.36	71.02	8.69	71.02	18.38	0.00	0.00	0.00	590	12.23	12.23	4.32	0.50	4.17	0.47	3.94
CFFC Community Fin. Corp. of VA	3.05	13.30	0.23	8.62	13.26	35.38	2.61	35.38	13.26	0.00	0.00	0.00	510	9.82	9.82	7.87	0.19	2.01	0.19	2.01
ESBK Elmira Svgs Bank, FSB of NY	18.00	39.04	1.05	18.82	7.86	95.64	7.54	139.32	17.14	0.88	4.89	38.43	518	12.47	10.25	0.98	0.99	8.47	0.45	3.88
FSBI Fidelity Bancorp, Inc. of PA	11.46	35.15	0.44	14.53	19.42	78.87	5.32	83.89	26.05	0.08	0.70	13.56	661	7.78	7.41	4.27	0.27	3.60	0.20	2.69
FCLF First Clover Leaf Fin Cp of IL	6.00	47.02	0.33	10.09	14.29	59.46	8.20	70.42	18.18	0.24	4.00	57.14	574	13.79	11.90	4.23	0.57	4.20	0.45	3.30
FFBH First Fed. Bancshares of AR(7)	7.00	135.12	-0.34	4.25	NM	164.71	22.47	164.71	NM	0.20	2.86	NM	601	13.64	13.64	14.47	-0.99	-10.84	-1.08	-11.89
BANC First PacTrust Bancorp of CA	11.93	138.34	0.04	13.76	32.24	86.70	14.89	86.70	NM	0.48	4.02	NM	929	20.61	20.61	4.25	0.49	2.97	0.05	0.32
FSFG First Savings Fin. Grp. of IN	17.00	40.19	1.55	25.42	10.90	66.88	7.41	77.17	10.97	0.00	0.00	0.00	542	14.24	12.95	2.28	0.70	5.73	0.70	5.69
GCBC Green Co Bcrp MHC of NY (44.4)	17.25	31.29	1.35	12.20	12.78	141.39	12.79	141.39	12.78	0.70	4.06	51.85	560	9.05	9.05	1.36	1.02	11.63	1.02	11.63
HMNF HMN Financial, Inc. of MN	1.89	8.29	-3.30	7.36	NM	25.68	1.05	25.68	NM	0.00	0.00	NM	790	7.22	7.22	9.05	-1.60	-20.35	-1.73	-22.01
HBNK Hampden Bancorp, Inc. of MA	12.37	75.51	0.22	14.15	NM	87.42	13.29	87.42	NM	0.16	1.29	64.00	568	15.20	15.20	2.98	0.27	1.67	0.24	1.47
HARL Harleysville Svgs Fin Cp of PA	17.50	65.99	1.65	15.39	11.90	113.71	7.93	113.71	10.61	0.76	4.34	51.70	833	6.97	6.97	0.66	0.65	9.87	0.73	11.07
HBCP Home Bancorp Inc. Lafayette LA	16.42	127.42	0.74	17.15	28.81	95.74	13.11	97.62	22.19	0.00	0.00	0.00	972	13.69	13.46	1.50	0.58	3.34	0.76	4.33
HMST HomeStreet, Inc. of WA	51.90	70.12	-1.24	47.87	NM	108.42	7.62	108.42	NM	0.00	0.00	NM	920	0.00	0.00	11.25	-0.18	NM	-0.18	NM
JFBI Jefferson Bancshares Inc of TN	2.17	14.39	-0.84	7.78	NM	27.89	2.71	28.86	NM	0.00	0.00	NM	530	9.73	9.43	5.98	-0.92	-9.52	-0.98	-10.12
KFFG Kaiser Federal Fin Group of CA	13.57	129.53	0.92	16.77	14.75	80.92	13.89	83.00	14.75	0.28	2.06	30.43	933	17.16	16.81	2.85	0.98	5.59	0.98	5.59
MGYR Magyar Bancorp MHC of NJ(44.7)	5.01	12.94	-0.13	7.70	NM	65.06	5.52	65.06	NM	0.00	0.00	NM	526	8.48	8.48	9.45	-0.07	-0.78	-0.14	-1.70
MLVF Malvern Fed Bncp MHC PA(44.5)	7.80	21.21	-0.72	10.10	NM	77.23	7.14	77.23	NM	0.12	1.54	NM	666	9.25	9.25	4.04	-0.62	-6.75	-0.65	-7.15
NVSL Naugatuck Valley Fin Crp of CT	7.07	49.50	0.23	11.74	22.81	60.22	8.53	60.22	30.74	0.12	1.70	38.71	580	14.17	14.17	4.61	0.38	3.38	0.28	2.51
ONFC Oneida Financial Corp. of NY	9.60	66.36	0.80	12.72	11.16	75.47	10.00	105.38	12.00	0.48	5.00	55.81	664	13.25	9.87	0.79	0.89	6.75	0.83	6.27
PVFC PVF Capital Corp. of Solon OH	2.05	52.62	-0.57	2.69	NM	76.21	6.62	76.21	NM	0.00	0.00	NM	795	8.69	8.69	6.90	-1.00	-10.95	-1.84	-20.14
PEOP Peoples Fed Bancshrs Inc of MA	15.50	105.66	0.42	16.80	36.05	92.26	19.12	92.26	36.90	0.00	0.00	0.00	553	20.72	20.72	1.61	0.54	2.53	0.53	2.47
PBIP Prudential Bncp MHC PA (25.4)	5.60	16.97	0.09	5.79	NM	96.72	11.21	96.72	NM	0.00	0.00	0.00	501	11.59	11.59	2.98	0.12	1.07	0.18	1.61
RVSB Riverview Bancorp, Inc. of WA	2.26	50.79	-0.66	4.07	NM	55.53	5.89	77.13	NM	0.00	0.00	NM	862	10.69	7.92	7.26	-1.72	-14.19	-1.72	-14.19
SIFI SI Financial Group, Inc. of CT	10.25	108.40	0.21	12.30	NM	83.33	11.47	86.06	NM	0.12	1.17	48.00	945	13.76	13.38	1.89	0.28	2.39	0.24	2.01
SVBI Severn Bancorp, Inc. of MD	3.41	34.33	-0.15	7.75	NM	44.00	3.71	44.23	NM	0.00	0.00	0.00	926	11.36	11.33	12.71	0.08	0.76	-0.16	-1.43
THRD TF Fin. Corp. of Newtown PA	25.25	71.51	1.09	27.33	18.17	92.39	10.49	98.13	23.17	0.20	0.79	14.39	682	11.35	10.76	NA	0.57	5.21	0.45	4.08
TSBK Timberland Bancorp, Inc. of WA	4.15	29.24	-0.11	10.12	NM	41.01	3.97	44.77	NM	0.00	0.00	NM	736	11.87	11.14	8.04	-0.01	-0.08	-0.11	-0.89

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Assets $500 Million-$1 Billion;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2B
Market Pricing Comparatives
Prices As of February 24, 2012

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) Tng Eq/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	11.71	275.46	0.15	13.84	19.29	84.65	10.66	91.44	19.54	0.22	1.77	26.15	2,584	12.04	11.40	3.42	0.22	1.49	0.13	0.46
	Special Selection Grouping(8)	11.10	31.75	0.12	15.14	19.29	73.71	10.20	76.21	20.03	0.16	1.58	22.13	377	12.64	12.37	3.24	0.30	0.76	0.20	-0.23
	Comparable Group																				
	Special Comparative Group(8)																				
ALLB	Alliance Bancorp, Inc. of PA	11.33	62.02	0.21	15.34	NM	73.86	13.48	73.86	NM	0.20	1.77	NM	460	18.25	18.25	3.71	0.25	1.63	0.25	1.63
ANCB	Anchor Bancorp of Aberdeen, WA	8.85	22.57	-3.77	21.65	NM	40.88	4.64	40.88	NM	0.00	0.00	NM	486	11.36	11.36	NA	-1.96	-17.64	-1.95	-17.55
AFCB	Athens Bancshares, Inc. of TN	13.90	37.92	0.65	18.42	21.06	75.46	13.37	76.04	21.38	0.20	1.44	30.30	284	17.72	17.61	1.66	0.64	3.59	0.63	3.54
BYFC	Broadway Financial Corp. of CA	1.43	2.50	-5.89	3.80	NM	37.63	0.59	37.63	NM	0.04	2.80	NM	422	5.46	5.46	17.56	-1.95	-30.08	-2.20	-33.81
CMSB	CMS Bancorp Inc of W Plains NY	7.56	14.08	-0.11	11.89	NM	63.58	5.41	63.58	NM	0.00	0.00	NM	260	8.51	8.51	2.22	-0.04	-0.42	-0.08	-0.93
CFBK	Central Federal Corp. of OH	0.82	3.38	-1.45	1.05	NM	78.10	1.28	80.39	NM	0.00	0.00	NM	265	4.31	4.28	5.16	-1.80	-35.78	-2.14	-42.52
EBMT	Eagle Bancorp Montana of MT	10.01	38.83	0.23	13.71	21.30	73.01	11.70	73.01	NM	0.29	2.90	61.70	332	16.02	16.02	1.69	0.55	3.44	0.27	1.68
FFCO	FedFirst Financial Corp of PA	13.75	41.11	0.30	19.96	NM	68.89	12.01	70.37	NM	0.12	0.87	NM	342	17.44	17.14	1.03	0.14	0.80	0.26	1.51
FABK	First Advantage Bancorp of TN	12.75	51.48	0.31	16.70	26.56	76.35	14.36	76.35	NM	0.20	1.57	41.67	358	18.81	18.81	1.14	0.56	2.88	0.36	1.86
FCAP	First Capital, Inc. of IN	20.60	57.39	1.25	18.13	14.71	113.62	13.12	127.32	16.48	0.76	3.69	54.29	437	11.58	10.46	2.02	0.87	7.95	0.78	7.10
HFBL	Home Federal Bancorp Inc of LA	15.00	45.78	0.27	17.14	20.27	87.51	18.14	87.51	NM	0.24	1.60	32.43	252	20.72	20.72	0.09	0.98	4.40	0.36	1.60
IROQ	IF Bancorp, Inc. of IL	11.36	54.65	0.45	15.78	19.93	71.99	12.20	71.99	25.24	0.00	0.00	0.00	448	0.00	0.00	1.59	0.61	NM	0.48	NM
JXSB	Jacksonville Bancorp Inc of IL	14.75	28.48	1.51	21.12	8.78	69.84	9.29	74.84	9.77	0.30	2.03	17.86	307	13.30	12.52	1.40	1.06	8.60	0.96	7.73
LSBI	LSB Fin. Corp. of Lafayette IN	17.40	27.06	0.61	23.69	15.54	73.45	7.44	73.45	28.52	0.00	0.00	0.00	364	10.12	10.12	4.50	0.47	4.85	0.26	2.64
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.03	18.67	0.45	11.92	13.89	75.76	8.50	90.66	20.07	0.16	1.77	24.62	485	11.23	9.56	1.63	0.65	5.72	0.45	3.96
LSBK	Lake Shore Bnp MHC of NY(38.8)	10.25	25.09	0.65	10.61	15.30	96.61	12.33	96.61	15.77	0.28	2.73	41.79	494	12.76	12.76	0.56	0.82	6.82	0.80	6.61
LABC	Louisiana Bancorp, Inc. of LA	16.00	52.11	0.59	17.40	22.86	91.95	16.50	91.95	27.12	0.00	0.00	0.00	316	17.94	17.94	0.40	0.71	3.82	0.60	3.22
MSBF	MSB Fin Corp MHC of NJ (40.3)	5.99	12.79	0.12	8.02	NM	74.69	8.62	74.69	NM	0.12	2.00	NM	354	11.54	11.54	7.34	0.17	1.51	0.17	1.51
NECB	NE Comm Bncrp MHC of NY (43.2)	6.74	40.11	0.32	8.45	32.10	79.76	18.39	81.11	21.06	0.12	1.78	57.14	464	23.05	22.75	7.88	0.57	2.46	0.87	3.76
NFSB	Newport Bancorp, Inc. of RI	12.80	44.88	0.41	14.73	31.22	86.90	9.89	86.90	31.22	0.00	0.00	0.00	454	11.38	11.38	0.42	0.32	2.83	0.32	2.83
FFFD	North Central Bancshares of IA	21.00	28.46	1.13	30.99	12.35	67.76	6.62	68.88	18.58	0.04	0.19	2.35	430	12.13	11.99	4.21	0.51	4.57	0.34	3.04
OBAF	OBA Financial Serv. Inc of MD	14.20	59.80	0.13	18.03	NM	78.76	15.65	78.76	NM	0.00	0.00	0.00	382	19.87	19.87	2.58	0.13	0.64	0.15	0.69
OFED	Oconee Fed Fn Cp MHC SC (35.0)	11.51	25.56	0.58	12.86	28.07	89.50	19.44	89.50	19.84	0.40	3.48	NM	376	21.72	21.72	0.72	0.69	3.39	0.98	4.80
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.75	13.30	0.51	6.98	25.00	68.05	6.60	80.78	9.31	0.16	3.37	NM	470	9.70	8.30	2.34	0.26	2.69	0.70	7.22
PBHC	Pathfinder BC MHC of NY (36.3)	9.15	8.25	0.64	10.08	9.34	90.77	5.70	106.27	14.30	0.12	1.31	12.24	420	9.36	8.53	1.40	0.62	7.77	0.41	5.07
PBSK	Poage Bankshares, Inc. of KY	11.22	37.83	0.33	16.66	17.81	67.35	11.73	67.35	34.00	0.16	1.43	25.40	322	0.00	0.00	1.08	0.66	NM	0.35	NM
RIVR	River Valley Bancorp of IN	15.10	22.86	0.51	18.56	12.58	81.36	5.69	81.58	29.61	0.84	5.56	70.00	402	8.23	8.22	5.13	0.46	5.60	0.20	2.38
SPBC	SP Bancorp, Inc. of Plano, TX	10.96	18.91	-0.07	19.07	17.40	57.47	7.30	57.47	NM	0.00	0.00	0.00	259	12.71	12.71	3.55	0.43	3.69	-0.05	-0.41
STND	Standard Financial Corp. of PA	15.80	54.08	0.92	22.90	16.63	69.00	12.37	78.41	17.17	0.18	1.14	18.95	437	17.93	16.12	1.17	0.75	4.23	0.72	4.09
UCBA	United Comm Bncp MHC IN (40.7)	6.27	20.00	-0.11	6.99	NM	89.70	10.53	95.87	NM	0.44	7.02	NM	467	11.74	11.07	6.62	0.02	0.14	-0.18	-1.58
WSB	WSB Holdings, Inc. of Bowie MD	3.93	31.42	-0.02	6.75	23.12	58.22	8.28	58.22	NM	0.00	0.00	0.00	380	14.22	14.22	9.11	0.35	2.59	-0.04	-0.30
WVFC	WVS Financial Corp. of PA	8.50	17.49	0.80	14.28	11.18	59.52	6.90	59.52	10.63	0.16	1.88	21.05	254	11.59	11.59	0.67	0.64	5.44	0.67	5.73
WAYN	Wayne Savings Bancshares of OH	8.10	24.33	0.55	13.22	13.97	61.27	5.93	64.39	14.73	0.24	2.96	41.38	410	9.68	9.26	3.17	0.43	4.45	0.40	4.22
WEBK	Wellesley Bancorp, Inc. of MA	12.29	29.58	0.78	17.04	15.76	72.12	10.09	72.12	15.76	0.00	0.00	0.00	293	0.00	0.00	1.40	0.64	NM	0.64	NM
WBKC	Wolverine Bancorp, Inc. of MI	15.30	38.37	0.33	25.91	34.77	59.05	13.07	59.05	NM	0.00	0.00	0.00	294	22.13	22.13	5.10	0.36	1.84	0.27	1.38

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Assets $250-$500 Million;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2C
Market Pricing Comparatives
Prices As of February 24, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	11.71	275.46	0.15	13.84	19.29	84.65	10.66	91.44	19.54	0.22	1.77	26.15	2,584	12.04	11.40	3.42	0.22	1.49	0.13	0.46
Special Selection Grouping(8)	8.78	18.80	-0.07	12.14	18.64	73.10	11.05	79.82	16.38	0.22	1.99	21.65	230	10.30	9.45	2.54	0.10	-0.18	0.02	-1.38
Comparable Group																				
Special Comparative Group(8)																				
FFDF FFD Financial Corp of Dover OH	14.77	15.01	1.05	19.22	10.40	76.85	6.39	76.85	14.07	0.68	4.60	47.89	235	8.32	8.32	NA	0.66	7.59	0.49	5.61
FBSI First Bancshares, Inc. of MO	5.53	8.58	-2.45	11.03	NM	50.14	4.33	50.32	NM	0.00	0.00	NM	198	8.63	8.60	2.27	-1.72	-18.85	-1.86	-20.43
FFNM First Fed of N. Michigan of MI	3.58	10.32	0.06	8.52	32.55	42.02	4.65	42.72	NM	0.00	0.00	0.00	222	11.08	10.92	4.18	0.14	1.33	0.08	0.73
KFFB KY Fst Fed Bp MHC of KY (38.9)	9.23	28.83	0.23	7.62	NM	121.13	30.20	160.52	NM	0.40	4.33	NM	236	24.93	20.04	2.28	0.77	3.04	0.77	3.04
MFLR Mayflower Bancorp, Inc. of MA	8.04	16.59	0.43	10.62	12.97	75.71	6.70	75.71	18.70	0.24	2.99	38.71	248	8.84	8.84	NA	0.52	5.97	0.36	4.14
SIBC State Investors Bancorp of LA	11.50	33.47	0.24	15.80	NM	72.78	14.01	72.78	NM	0.00	0.00	0.00	239	0.00	0.00	1.42	0.24	NM	0.29	NM

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Assets less than $250 Million;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Georgetown Bancorp, Inc.
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2010 (000)	Proj. Pop. 2015 (000)	2000-2010 % Change	2010-2015 % Change	Per Capita Income 2010 Amount	Per Capita Income % State Average	Deposit Market Share(1)
Oneida Financial Corp. of NY	Madison	69	70	69	0.8%	-1.6%	$24,288	82.5%	52.6%
CMS Bancorp, Inc. - NY	Westchester	923	957	966	3.6%	1.0%	44,320	150.5%	0.5%
Chicopee Bancorp, Inc. - MA	Hampden	456	464	463	1.6%	-0.1%	23,864	69.3%	4.9%
Colonial Financial Services- NJ	Cumberland	146	158	164	8.2%	3.8%	21,572	62.1%	16.0%
Hampden Bancorp, Inc. - MA	Hampden	456	464	463	1.6%	-0.1%	23,864	69.3%	5.2%
Mayflower Bancorp, Inc. - MA	Plymouth	473	500	507	5.8%	1.4%	32,609	94.6%	3.0%
Newport Bancorp, Inc. - RI	Newport	85	81	78	-5.7%	-3.1%	35,040	129.9%	11.9%
Elmira Savings Bank, FSB - NY	Chemung	91	88	86	-3.3%	-1.8%	23,052	78.3%	22.9%
Peoples Federal Bancshares, Inc. - MA	Suffolk	690	727	745	5.4%	2.4%	29,668	86.1%	0.4%
Central Bancorp of Somerville- MA	Middlesex	1,465	1,502	1,528	2.5%	1.7%	43,401	126.0%	0.8%
	Averages:	**486**	**501**	**507**	**2.1%**	**0.4%**	**$30,168**	**94.8%**	**11.8%**
	Medians:	**456**	**464**	**463**	**2.1%**	**0.5%**	**26,978**	**84.3%**	**5.0%**
Georgetown Bancorp, Inc.	**Essex**	**723**	**746**	**749**	**3.1%**	**0.4%**	**$33,719**	**97.9%**	**0.9%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2011.

Sources: SNL Financial LC, FDIC.

EXHIBIT IV-1
Georgetown Bancorp, Inc.
Stock Prices: As of February 24, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of February 24, 2012

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(117)	12.22	31,888	304.9	13.96	9.69	12.26	-0.19	-1.96	9.31	0.26	0.13	14.92	14.05	138.96
NYSE Traded Companies(6)	11.97	249,866	2,008.8	16.10	9.44	12.04	1.67	-28.59	13.66	0.66	0.77	11.72	8.86	105.20
NASDAQ Listed OTC Companies(111)	12.23	21,889	226.7	13.86	9.70	12.27	-0.27	-0.73	9.12	0.24	0.10	15.07	14.29	140.51
California Companies(5)	10.73	9,096	114.6	12.24	8.11	10.81	0.59	-5.10	4.98	-0.18	-0.82	12.40	12.31	146.52
Florida Companies(2)	23.08	97,701	2,254.9	29.54	18.92	23.54	-1.95	-19.02	4.96	0.65	1.86	15.71	15.01	115.88
Mid-Atlantic Companies(33)	12.48	49,159	503.9	14.90	9.79	12.63	-1.18	-4.96	7.11	0.53	0.48	14.34	12.93	134.86
Mid-West Companies(31)	10.01	31,995	130.6	11.38	7.65	9.98	0.98	-1.42	15.95	0.16	-0.11	14.37	13.69	147.24
New England Companies(19)	14.91	31,094	388.2	16.13	12.30	14.91	-0.27	3.78	6.76	0.70	0.68	15.78	14.46	133.61
North-West Companies(6)	15.07	26,614	335.5	16.51	11.79	15.03	-2.13	-6.74	16.64	-0.74	-0.78	18.52	17.79	199.35
South-East Companies(16)	10.40	6,492	66.6	12.13	8.42	10.35	0.29	-2.50	3.32	-0.27	-0.39	15.08	14.98	120.25
South-West Companies(3)	14.50	15,728	241.3	15.31	11.21	14.47	0.42	12.89	11.05	0.55	0.21	16.24	16.23	121.29
Western Companies (Excl CA)(2)	15.48	7,451	134.9	16.88	14.05	15.59	-0.20	-2.27	3.85	0.78	0.73	16.58	16.57	111.55
Thrift Strategy(110)	11.63	29,904	275.0	13.36	9.22	11.68	-0.48	-2.66	8.99	0.24	0.13	14.38	13.56	130.87
Mortgage Banker Strategy(2)	10.18	11,176	113.8	10.30	6.90	9.96	2.21	25.52	9.23	0.99	-0.66	12.85	12.84	118.10
Real Estate Strategy(1)	2.05	25,670	52.6	2.23	1.25	1.62	26.54	7.33	39.46	-0.31	-0.57	2.69	2.69	30.96
Diversified Strategy(3)	24.34	122,474	1,608.3	27.95	18.38	24.42	-0.07	4.61	7.97	1.47	1.16	28.07	24.55	292.32
Companies Issuing Dividends(76)	13.39	37,792	433.9	15.19	10.55	13.41	-0.19	-0.59	8.49	0.58	0.46	15.37	14.14	143.93
Companies Without Dividends(41)	10.06	20,966	66.3	11.67	8.09	10.11	-0.18	-4.48	10.85	-0.33	-0.48	14.10	13.89	129.76
Equity/Assets <6%(5)	2.56	3,490	9.2	7.17	1.08	3.07	-4.50	-44.04	-1.27	-3.83	-4.07	4.10	4.10	166.94
Equity/Assets 6-12%(55)	12.44	31,390	179.5	14.28	9.45	12.41	0.56	-3.87	11.56	0.37	0.19	15.28	14.46	178.71
Equity/Assets >12%(57)	12.69	34,451	451.8	14.13	10.55	12.77	-0.62	3.02	7.84	0.45	0.38	15.34	14.37	97.18
Converted Last 3 Mths (no MHC)(2)	12.29	2,407	29.6	13.25	11.45	12.67	-3.00	22.90	22.90	0.78	0.78	17.04	17.04	121.82
Actively Traded Companies(4)	24.77	31,949	503.3	27.14	18.81	24.35	1.53	-1.38	12.70	1.24	0.97	22.50	21.54	288.97
Market Value Below $20 Million(13)	5.42	2,850	11.4	7.59	4.67	5.38	1.02	-21.53	1.66	-1.02	-1.33	10.96	10.93	150.25
Holding Company Structure(106)	11.37	34,722	329.4	13.15	8.94	11.43	-0.20	-3.68	8.77	0.18	0.07	14.19	13.29	129.22
Assets Over $1 Billion(53)	13.04	64,093	614.5	14.84	9.99	13.12	-0.55	-2.37	10.97	0.54	0.46	14.17	12.83	132.64
Assets $500 Million-$1 Billion(32)	11.55	6,936	59.0	13.42	9.21	11.59	-0.24	-5.28	6.01	-0.15	-0.31	14.84	14.12	154.93
Assets $250-$500 Million(27)	12.03	3,106	35.1	13.54	10.04	12.01	0.30	2.67	9.74	0.23	0.04	16.81	16.52	135.49
Assets less than $250 Million(5)	8.68	2,085	16.8	10.28	7.50	8.61	1.35	-2.66	9.69	0.02	-0.13	13.04	13.00	127.58
Goodwill Companies(73)	11.56	47,395	443.0	13.39	8.88	11.58	-0.09	-5.28	10.16	0.36	0.22	14.27	12.85	136.65
Non-Goodwill Companies(43)	12.36	7,353	85.4	14.00	10.18	12.46	-0.40	3.00	7.73	0.14	0.01	15.21	15.21	130.10
Acquirors of FSLIC Cases(1)	15.83	107,460	1,701.1	18.53	12.15	16.01	-1.12	-14.52	13.15	1.03	0.98	17.74	15.37	125.08

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 24, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(23)	9.22	35,712	129.6	10.59	7.48	9.19	1.16	-1.28	13.91	0.29	0.23	8.49	7.97	72.31
NASDAQ Listed OTC Companies(23)	9.22	35,712	129.6	10.59	7.48	9.19	1.16	-1.28	13.91	0.29	0.23	8.49	7.97	72.31
Mid-Atlantic Companies(14)	9.74	29,118	133.2	11.15	7.90	9.80	-0.14	2.46	17.87	0.33	0.30	8.59	8.20	78.16
Mid-West Companies(5)	7.23	72,063	167.7	8.48	5.63	6.94	5.06	-9.58	10.79	0.18	-0.07	7.56	6.70	57.57
New England Companies(2)	9.03	14,339	69.5	10.14	7.40	8.95	1.63	-4.34	6.23	0.37	0.41	8.46	7.60	80.54
South-East Companies(2)	10.73	12,360	69.7	12.36	9.25	10.73	0.00	-3.61	1.63	0.28	0.38	10.14	9.97	60.00
Thrift Strategy(23)	9.22	35,712	129.6	10.59	7.48	9.19	1.16	-1.28	13.91	0.29	0.23	8.49	7.97	72.31
Companies Issuing Dividends(16)	9.55	15,750	62.1	10.92	7.87	9.48	1.37	-2.13	9.84	0.34	0.33	9.01	8.42	74.36
Companies Without Dividends(7)	8.46	81,338	284.0	9.83	6.60	8.51	0.67	0.67	23.20	0.19	0.02	7.30	6.95	67.64
Equity/Assets 6-12%(13)	8.59	19,029	86.6	9.89	6.97	8.53	1.98	-2.35	20.15	0.30	0.18	8.53	8.08	88.90
Equity/Assets >12%(10)	10.04	57,399	185.6	11.50	8.14	10.03	0.08	0.11	5.79	0.28	0.31	8.44	7.84	50.75
Holding Company Structure(21)	9.33	37,391	136.4	10.65	7.54	9.29	1.32	-0.43	14.27	0.30	0.24	8.69	8.12	74.79
Assets Over $1 Billion(10)	10.34	73,598	270.7	11.52	8.30	10.42	0.01	-0.71	7.96	0.26	0.14	7.60	7.11	60.11
Assets $500 Million-$1 Billion(4)	8.91	6,518	20.6	10.87	7.31	9.05	-0.41	1.40	36.35	0.17	0.15	8.95	8.95	96.20
Assets $250-$500 Million(8)	7.96	6,448	20.5	9.39	6.71	7.71	3.53	-3.50	11.79	0.41	0.40	9.49	8.85	80.85
Assets less than $250 Million(1)	9.23	7,736	28.8	9.75	6.08	9.24	-0.11	0.11	0.54	0.23	0.23	7.62	5.75	30.56
Goodwill Companies(15)	9.21	50,118	182.4	10.30	7.36	9.12	1.92	-1.40	8.18	0.30	0.21	8.06	7.27	68.26
Non-Goodwill Companies(8)	9.23	8,699	30.7	11.13	7.71	9.30	-0.28	-1.05	24.64	0.27	0.28	9.30	9.30	79.92
MHC Institutions(23)	9.22	35,712	129.6	10.59	7.48	9.19	1.16	-1.28	13.91	0.29	0.23	8.49	7.97	72.31

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 24, 2012

	Financial Institution	Market Capitalization: Price/Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.09	98,538	895.7	15.25	6.58	8.80	3.30	-34.98	7.07	0.68	0.66	12.70	10.82	172.75
BBX	BankAtlantic Bancorp Inc of FL(8)*	3.31	15,630	51.7	7.00	1.97	3.55	-6.76	-37.55	-2.07	-3.68	-2.28	0.45	-0.42	239.33
BKU	BankUnited, Inc.*	23.08	97,701	2,254.9	29.54	18.92	23.54	-1.95	-19.02	4.96	0.65	1.86	15.71	15.01	115.88
FBC	Flagstar Bancorp, Inc. of MI*	0.75	555,776	416.8	1.85	0.45	0.69	8.70	-56.40	47.06	-0.10	-0.59	1.63	1.61	24.71
NYB	New York Community Bcrp of NY*	12.88	437,345	5,633.0	18.74	11.13	12.95	-0.54	-29.58	4.12	1.17	0.99	12.74	7.04	95.96
PFS	Provident Fin. Serv. Inc of NJ*	14.07	59,968	843.7	15.13	10.12	14.23	-1.12	-2.97	5.08	0.91	0.92	15.83	9.83	116.68
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	11.99	5,585	67.0	11.99	11.30	11.91	0.67	19.90	2.48	-1.63	-1.63	20.20	20.20	143.69
ALLB	Alliance Bancorp, Inc. of PA*	11.33	5,474	62.0	11.49	9.31	11.35	-0.18	1.16	5.20	0.21	0.21	15.34	15.34	84.04
ANCB	Anchor Bancorp of Aberdeen, WA*	8.85	2,550	22.6	11.28	3.95	9.17	-3.49	-15.47	42.74	-3.79	-3.77	21.65	21.65	190.63
AFCB	Athens Bancshares, Inc. of TN*	13.90	2,728	37.9	14.05	9.56	13.00	6.92	2.89	15.83	0.66	0.65	18.42	18.28	103.95
ACFC	Atlantic Coast Fin. Corp of GA*	2.19	2,629	5.8	10.44	0.87	2.25	-2.67	-78.63	-23.16	-4.38	-5.72	19.28	19.26	301.41
BLMT	BSB Bancorp, Inc. of MA*	11.39	9,173	104.5	11.75	9.76	11.65	-2.23	13.90	8.06	0.26	-0.01	13.91	13.91	68.72
BKMU	Bank Mutual Corp of WI*	4.21	46,229	194.6	4.76	2.42	4.41	-4.54	-4.97	32.39	-2.71	-2.81	5.88	5.86	54.08
BFIN	BankFinancial Corp. of IL*	5.86	21,073	123.5	9.55	5.26	6.04	-2.98	-31.86	6.16	-0.34	-0.29	11.73	10.46	77.53
BFED	Beacon Federal Bancorp of NY*	13.50	6,271	84.7	14.99	12.90	13.90	-2.88	-6.57	-2.67	1.02	1.05	18.14	18.14	170.72
BNCL	Beneficial Mut MHC of PA(43.3)	8.95	80,293	322.7	9.29	7.12	8.91	0.45	1.70	7.06	0.14	0.17	7.84	6.30	57.24
BHLB	Berkshire Hills Bancorp of MA*	22.79	21,147	481.9	24.49	17.11	23.40	-2.61	1.74	2.70	0.83	1.47	26.20	15.61	188.31
BOFI	Bofi Holding, Inc. Of CA*	16.54	11,420	188.9	17.48	11.46	16.65	-0.66	11.98	1.78	2.04	1.49	14.80	14.80	194.73
BYFC	Broadway Financial Corp. of CA*	1.43	1,745	2.5	2.80	1.20	1.35	5.93	-40.42	-8.33	-5.24	-5.89	3.80	3.80	241.97
BRKL	Brookline Bancorp, Inc. of MA*	9.24	59,223	547.2	10.61	7.12	9.50	-2.74	-10.64	9.48	0.49	0.50	8.50	7.64	55.70
CITZ	CFS Bancorp, Inc of Munster IN*	5.92	10,875	64.4	6.29	4.11	6.29	-5.88	6.47	37.35	-0.96	-1.04	9.49	9.49	105.65
CMSB	CMS Bancorp Inc of W Plains NY*	7.56	1,863	14.1	10.00	6.86	7.42	1.89	-17.38	-7.13	-0.05	-0.11	11.89	11.89	139.66
CBNJ	Cape Bancorp, Inc. of NJ*	8.42	13,314	112.1	10.40	6.44	8.68	-3.00	-12.56	7.26	0.82	0.88	11.00	9.28	81.02
CFFN	Capitol Federal Fin Inc. of KS*	11.63	167,498	1,948.0	12.70	10.28	11.73	-0.85	-4.83	0.78	0.23	0.39	11.58	11.58	56.42
CARV	Carver Bancorp, Inc. of NY*	6.10	3,697	22.6	21.00	1.10	8.23	-25.88	-66.39	-26.42	-5.81	-5.65	4.20	4.20	181.43
CEBK	Central Bncrp of Somerville MA*	19.25	1,681	32.4	20.88	15.24	18.00	6.94	7.24	12.90	0.09	-0.29	20.72	19.40	310.14
CFBK	Central Federal Corp. of OH*	0.82	4,128	3.4	1.67	0.53	0.80	2.50	-44.97	32.26	-1.22	-1.45	1.05	1.02	64.29
CHFN	Charter Fin Corp MHC GA (38.4)	9.94	18,371	113.9	11.24	7.60	9.94	0.00	-1.09	7.34	0.14	0.18	7.41	7.08	60.79
CHEV	Cheviot Financial Corp. of OH(8)*	8.25	7,597	62.7	11.09	8.01	8.28	-0.36	-15.64	-4.95	0.34	0.34	13.70	12.20	83.25
CBNK	Chicopee Bancorp, Inc. of MA*	14.43	5,736	82.8	14.70	11.71	14.39	0.28	5.25	2.34	0.19	0.18	15.83	15.83	107.45
CZWI	Citizens Comm Bncorp Inc of WI*	5.95	5,133	30.5	6.77	4.51	5.99	-0.67	16.67	15.98	0.00	-0.01	10.27	10.19	103.41
CSBC	Citizens South Bnkg Corp of NC*	4.19	11,506	48.2	5.19	2.90	4.06	3.20	-7.91	19.71	-0.05	0.23	6.27	6.15	93.90
CSBK	Clifton Svg Bp MHC of NJ(35.8)	10.40	26,138	99.9	11.99	8.88	10.59	-1.79	-8.69	12.07	0.32	0.31	7.09	7.09	42.74
COBK	Colonial Financial Serv. of NJ*	12.50	4,103	51.3	13.00	10.54	12.50	0.00	-1.19	0.32	0.72	0.68	17.60	17.60	143.86
CFFC	Community Fin. Corp. of VA*	3.05	4,362	13.3	4.10	2.26	2.99	2.01	-6.15	-7.01	0.23	0.23	8.62	8.62	116.81
DCOM	Dime Community Bancshars of NY*	14.28	35,109	501.4	15.78	9.61	14.16	0.85	-5.87	13.33	1.35	1.36	10.28	8.70	114.53
ESBF	ESB Financial Corp. of PA*	13.30	14,873	197.8	14.71	9.85	13.42	-0.89	14.85	-5.47	1.09	1.06	12.36	9.52	134.91
ESSA	ESSA Bancorp, Inc. of PA*	9.90	11,875	117.6	13.49	9.60	9.91	-0.10	-23.20	-5.44	0.43	0.40	13.60	13.45	92.38
EBMT	Eagle Bancorp Montanta of MT*	10.01	3,879	38.8	11.75	9.48	9.90	1.11	-12.04	1.62	0.47	0.23	13.71	13.71	85.56
ESBK	Elmira Svgs Bank, FSB of NY*	18.00	2,169	39.0	21.26	11.95	17.50	2.86	15.46	9.89	2.29	1.05	18.82	12.92	238.86
FFDF	FFD Financial Corp of Dover OH*	14.77	1,016	15.0	16.49	13.57	14.81	-0.27	0.14	5.50	1.42	1.05	19.22	19.22	230.99
FFCO	FedFirst Financial Corp of PA*	13.75	2,990	41.1	16.50	12.66	14.00	-1.79	1.03	0.36	0.16	0.30	19.96	19.54	114.49
FSBI	Fidelity Bancorp, Inc. of PA*	11.46	3,067	35.1	12.11	7.60	11.45	0.09	22.96	14.03	0.59	0.44	14.53	13.66	215.48
FABK	First Advantage Bancorp of TN*	12.75	4,038	51.5	13.89	11.96	12.79	-0.31	-5.56	-0.93	0.48	0.31	16.70	16.70	88.78
FBSI	First Bancshares, Inc. of MO*	5.53	1,551	8.6	9.49	4.80	5.52	0.18	-17.71	9.50	-2.26	-2.45	11.03	10.99	127.86
FCAP	First Capital, Inc. of IN*	20.60	2,786	57.4	21.95	15.50	20.73	-0.63	27.16	11.17	1.40	1.25	18.13	16.18	156.96
FCLF	First Clover Leaf Fin Cp of IL*	6.00	7,836	47.0	7.47	5.74	6.05	-0.83	-17.24	-1.64	0.42	0.33	10.09	8.52	73.19
FBNK	First Connecticut Bncorp of CT*	13.30	17,880	237.8	14.21	10.24	13.50	-1.48	33.00	2.23	-0.19	0.11	14.42	14.42	94.89
FDEF	First Defiance Fin. Corp of OH*	16.77	9,726	163.1	17.76	12.60	17.40	-3.62	17.19	14.94	1.39	0.98	24.83	17.87	212.65
FFNM	First Fed of N. Michigan of MI*	3.58	2,884	10.3	3.90	2.52	3.43	4.37	-7.25	25.17	0.11	0.06	8.52	8.38	76.91
FFBH	First Fed. Bancshares of AR(8)*	7.00	19,303	135.1	17.15	4.30	6.73	4.01	-52.38	62.04	-0.31	-0.34	4.25	4.25	31.15
FFNW	First Fin NW, Inc of Renton WA*	7.41	18,805	139.3	7.49	4.06	7.48	-0.94	26.67	25.59	0.23	0.15	9.64	9.64	56.34
FFCH	First Fin. Holdings Inc. of SC*	9.98	16,527	164.9	11.65	3.06	10.08	-0.99	-6.11	11.76	-1.85	-2.48	12.84	12.69	190.41
BANC	First PacTrust Bancorp of CA*	11.93	11,596	138.3	16.73	10.00	12.44	-4.10	-22.23	16.39	0.37	0.04	13.76	13.76	80.11
FSFG	First Savings Fin. Grp. of IN*	17.00	2,364	40.2	19.04	14.76	17.00	0.00	2.10	0.47	1.56	1.55	25.42	22.03	229.37
FFIC	Flushing Fin. Corp. of NY*	13.22	30,904	408.6	15.15	10.00	13.45	-1.71	-8.19	4.67	1.16	1.19	13.56	13.00	139.25
FXCB	Fox Chase Bancorp, Inc. of PA*	12.60	13,037	164.3	14.03	11.85	12.61	-0.08	-1.25	-0.24	0.37	0.33	14.44	14.44	77.92
FRNK	Franklin Financial Corp. of VA*	13.59	14,303	194.4	13.63	10.69	13.41	1.34	35.90	14.78	0.08	0.23	17.80	17.80	75.61
GCBC	Green Co Bcrp MHC of NY (44.4)	17.25	4,150	31.3	19.50	16.65	17.89	-3.58	-5.48	1.41	1.35	1.35	12.20	12.20	134.84

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 24, 2012

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
HFFC	HF Financial Corp. of SD*	11.83	6,973	82.5	12.16	7.76	11.59	2.07	7.94	9.84	0.09	0.34	13.65	13.02	175.96
HMNF	HMN Financial, Inc. of MN*	1.89	4,388	8.3	3.22	1.50	1.90	-0.53	-24.40	-2.58	-3.05	-3.30	7.36	7.36	180.07
HBNK	Hampden Bancorp, Inc. of MA*	12.37	6,104	75.5	13.80	10.77	12.38	-0.08	0.57	4.83	0.25	0.22	14.15	14.15	93.09
HARL	Harleysville Svgs Fin Cp of PA*	17.50	3,771	66.0	18.08	11.57	18.07	-3.15	14.83	22.04	1.47	1.65	15.39	15.39	220.80
HBOS	Heritage Fin Group, Inc of GA*	12.00	8,712	104.5	13.52	10.01	11.95	0.42	-8.54	1.69	0.39	0.97	14.19	13.61	126.55
HIFS	Hingham Inst. for Sav. of MA*	54.00	2,126	114.8	57.50	44.77	53.31	1.29	7.89	12.97	5.67	5.67	38.69	38.69	530.23
HBCP	Home Bancorp Inc. Lafayette LA*	16.42	7,760	127.4	16.49	13.25	16.49	-0.42	14.03	5.94	0.57	0.74	17.15	16.82	125.28
HFBL	Home Federal Bancorp Inc of LA*	15.00	3,052	45.8	22.00	12.75	15.00	0.00	13.64	5.71	0.74	0.27	17.14	17.14	82.71
HMST	HomeStreet, Inc. of WA*	51.90	1,351	70.1	52.03	45.32	50.74	2.29	17.95	17.95	-1.24	-1.24	47.87	47.87	681.25
HFBC	HopFed Bancorp, Inc. of KY*	8.45	7,492	63.3	9.26	4.98	8.54	-1.05	-8.15	31.01	0.25	-0.04	13.39	13.32	138.92
HCBK	Hudson City Bancorp, Inc of NJ*	6.89	527,571	3,635.0	11.50	5.09	7.01	-1.71	-38.37	10.24	-1.40	-0.36	8.64	8.35	85.97
IROQ	IF Bancorp, Inc. of IL*	11.36	4,811	54.7	11.79	10.70	11.50	-1.22	13.60	1.25	0.57	0.45	15.78	15.78	93.10
ISBC	Investors Bcrp MHC of NJ(42.5)	14.76	110,938	738.7	15.63	12.02	15.26	-3.28	12.24	9.50	0.67	0.63	8.58	8.32	94.75
JXSB	Jacksonville Bancorp Inc of IL*	14.75	1,931	28.5	14.99	12.00	14.26	3.44	18.00	7.27	1.68	1.51	21.12	19.71	158.79
JFBI	Jefferson Bancshares Inc of TN*	2.17	6,632	14.4	4.35	2.16	2.25	-3.56	-45.75	-6.06	-0.79	-0.84	7.78	7.52	79.98
KFFB	KY Fst Fed Bp MHC of KY (38.9)	9.23	7,736	28.8	9.75	6.08	9.24	-0.11	0.11	0.54	0.23	0.23	7.62	5.75	30.56
KFFG	Kaiser Federal Fin Group of CA*	13.57	9,545	129.5	13.91	11.00	13.63	-0.44	-0.37	5.85	0.92	0.92	16.77	16.35	97.71
KRNY	Kearny Fin Cp MHC of NJ (25.0)	9.81	67,080	175.8	10.43	7.99	9.62	1.98	1.76	3.26	0.13	0.12	7.25	5.62	42.68
LSBI	LSB Fin. Corp. of Lafayette IN*	17.40	1,555	27.1	20.90	11.31	17.26	0.81	13.13	28.89	1.12	0.61	23.69	23.69	233.98
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.03	4,572	18.7	10.00	7.50	8.15	10.80	-7.38	12.87	0.65	0.45	11.92	9.96	106.18
LSBK	Lake Shore Bnp MHC of NY(38.8)	10.25	5,940	25.1	14.00	8.44	10.13	1.18	2.50	7.33	0.67	0.65	10.61	10.61	83.14
LABC	Louisiana Bancorp, Inc. of LA*	16.00	3,257	52.1	16.66	14.68	16.20	-1.23	7.60	0.95	0.70	0.59	17.40	17.40	96.99
MSBF	MSB Fin Corp MHC of NJ (40.3)	5.99	5,095	12.8	6.11	4.23	5.99	0.00	-1.64	36.45	0.12	0.12	8.02	8.02	69.49
MGYR	Magyar Bancorp MHC of NJ(44.7)	5.01	5,794	12.9	7.00	2.29	4.95	1.21	25.25	103.66	-0.06	-0.13	7.70	7.70	90.84
MLVF	Malvern Fed Bncp MHC PA(44.5)	7.80	6,103	21.2	8.99	5.51	7.80	0.00	-2.38	32.20	-0.68	-0.72	10.10	10.10	109.17
MFLR	Mayflower Bancorp, Inc. of MA*	8.04	2,063	16.6	9.25	6.50	7.95	1.13	-3.48	2.94	0.62	0.43	10.62	10.62	120.07
EBSB	Meridian Fn Serv MHC MA (40.8)	13.31	22,149	125.8	14.30	10.68	13.28	0.23	1.53	6.91	0.54	0.31	9.93	9.31	89.14
CASH	Meta Financial Group of IA*	21.94	3,191	70.0	25.99	12.90	21.00	4.48	29.06	31.77	2.20	2.93	26.81	26.32	425.95
MFSF	MutualFirst Fin. Inc. of IN*	9.00	6,988	62.9	9.70	6.50	9.25	-2.70	-4.86	27.30	0.60	-0.11	14.94	14.42	205.01
NASB	NASB Fin, Inc. of Grandview MO*	13.90	7,868	109.4	17.65	9.25	13.85	0.36	-9.92	29.79	-1.05	-3.82	19.74	19.43	153.22
NECB	NE Comm Bncrp MHC of NY (43.2)	6.74	12,645	40.1	7.23	5.19	6.70	0.60	9.59	20.14	0.21	0.32	8.45	8.31	36.66
NHTB	NH Thrift Bancshares of NH*	11.95	5,832	69.7	13.79	9.78	11.80	1.27	-9.81	5.75	1.19	0.73	15.20	10.00	178.64
NVSL	Naugatuck Valley Fin Crp of CT*	7.07	7,002	49.5	8.97	6.73	7.15	-1.12	-16.23	4.12	0.31	0.23	11.74	11.74	82.86
NFSB	Newport Bancorp, Inc. of RI*	12.80	3,506	44.9	14.60	12.00	12.88	-0.62	-8.57	1.83	0.41	0.41	14.73	14.73	129.47
FFFD	North Central Bancshares of IA*	21.00	1,355	28.5	21.81	14.75	20.15	4.22	29.23	16.93	1.70	1.13	30.99	30.49	317.14
NFBK	Northfield Bcp MHC of NY(41.8)	14.29	40,519	272.7	16.49	11.68	14.29	0.00	9.75	0.92	0.42	0.47	9.44	9.04	58.66
NWBI	Northwest Bancshares Inc of PA*	12.64	97,493	1,232.3	13.36	10.74	12.66	-0.16	5.51	1.61	0.66	0.66	11.83	10.05	81.61
OBAF	OBA Financial Serv. Inc of MD*	14.20	4,211	59.8	15.10	13.50	14.20	0.00	1.72	-0.98	0.12	0.13	18.03	18.03	90.72
OSHC	Ocean Shore Holding Co. of NJ*	10.99	7,292	80.1	13.25	9.80	10.99	0.00	-10.58	7.12	0.69	0.75	14.18	13.66	140.01
OCFC	OceanFirst Fin. Corp of NJ*	14.00	18,683	261.6	14.69	10.78	14.12	-0.85	3.70	7.12	1.11	1.01	11.61	11.61	123.22
OFED	Oconee Fed Fn Cp MHC SC (35.0)	11.51	6,348	25.6	13.48	10.90	11.51	0.00	-6.12	-4.08	0.41	0.58	12.86	12.86	59.21
OABC	OmniAmerican Bancorp Inc of TX*	17.76	11,196	198.8	18.28	13.01	17.91	-0.84	16.46	13.12	0.35	0.25	17.78	17.78	119.39
ONFC	Oneida Financial Corp. of NY*	9.60	6,913	66.4	10.30	8.30	9.60	0.00	9.71	1.05	0.86	0.80	12.72	9.11	96.01
ORIT	Oritani Financial Corp of NJ*	12.92	45,478	587.6	14.00	11.57	12.99	-0.54	3.11	1.17	0.64	0.65	11.14	11.14	57.24
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.75	6,529	13.3	5.98	4.12	4.61	3.04	-10.21	5.56	0.19	0.51	6.98	5.88	71.94
PVFC	PVF Capital Corp. of Solon OH*	2.05	25,670	52.6	2.23	1.25	1.62	26.54	7.33	39.46	-0.31	-0.57	2.69	2.69	30.96
PBHC	Pathfinder BC MHC of NY (36.3)	9.15	2,618	8.3	10.25	8.01	8.85	3.39	1.67	2.69	0.98	0.64	10.08	8.61	160.60
PEOP	Peoples Fed Bancshrs Inc of MA*	15.50	6,817	105.7	16.01	12.50	15.75	-1.59	10.32	8.77	0.43	0.42	16.80	16.80	81.07
PBCT	Peoples United Financial of CT*	12.46	357,390	4,453.1	13.96	10.50	12.78	-2.50	-3.49	-3.04	0.56	0.59	14.62	8.54	77.14
PBSK	Poage Bankshares, Inc. of KY*	11.22	3,372	37.8	11.69	10.76	11.49	-2.35	12.20	2.75	0.63	0.33	16.66	16.66	95.63
PROV	Provident Fin. Holdings of CA*	10.18	11,176	113.8	10.30	6.90	9.96	2.21	25.52	9.23	0.99	-0.66	12.85	12.84	118.10
PBNY	Provident NY Bncrp, Inc. of NY*	9.03	37,883	342.1	10.34	5.47	9.10	-0.77	-1.74	35.99	0.28	0.20	11.55	7.19	81.41
PBIP	Prudential Bncp MHC PA (25.4)	5.60	10,023	17.0	8.00	4.80	5.56	0.72	-11.81	8.11	0.06	0.09	5.79	5.79	49.96
PULB	Pulaski Fin Cp of St. Louis MO*	7.60	10,741	81.6	7.71	6.15	7.50	1.33	4.40	7.65	0.55	0.31	8.43	8.06	124.02
RIVR	River Valley Bancorp of IN*	15.10	1,514	22.9	17.13	13.34	15.50	-2.58	0.60	-2.58	1.20	0.51	18.56	18.51	265.49
RVSB	Riverview Bancorp, Inc. of WA*	2.26	22,472	50.8	3.20	2.00	2.30	-1.74	-25.41	-4.64	-0.66	-0.66	4.07	2.93	38.37
RCKB	Rockville Fin New, Inc. of CT*	11.76	29,514	347.1	11.80	8.89	11.54	1.91	13.29	13.51	0.24	0.37	11.30	11.26	59.29
ROMA	Roma Fin Corp MHC of NJ (25.5)	10.37	30,321	86.3	11.22	7.80	10.67	-2.81	-0.10	5.39	0.22	0.16	7.15	7.09	63.54
SIFI	SI Financial Group, Inc. of CT*	10.25	10,576	108.4	10.70	8.76	10.12	1.28	10.22	4.06	0.25	0.21	12.30	11.91	89.38
SPBC	SP Bancorp, Inc. of Plano, TX*	10.96	1,725	18.9	12.50	9.91	10.75	1.95	8.51	6.51	0.63	-0.07	19.07	19.07	150.04
SVBI	Severn Bancorp, Inc. of MD*	3.41	10,067	34.3	5.10	2.09	3.15	8.25	-31.80	38.62	0.08	-0.15	7.75	7.71	91.99
STND	Standard Financial Corp. of PA*	15.80	3,423	54.1	17.03	13.49	16.00	-1.25	7.48	3.27	0.95	0.92	22.90	20.15	127.75
SIBC	State Investors Bancorp of LA*	11.50	2,910	33.5	12.25	10.10	11.35	1.32	15.00	5.31	0.20	0.24	15.80	15.80	82.08
THRD	TF Fin. Corp. of Newtown PA*	25.25	2,832	71.5	26.50	18.54	25.70	-1.75	18.54	11.14	1.39	1.09	27.33	25.73	240.79
TFSL	TFS Fin Corp MHC of OH (26.4)	9.26	308,916	751.9	11.07	7.56	9.40	-1.49	-8.41	3.35	0.08	0.08	5.81	5.78	35.80

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 24, 2012

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
Financial Institution		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
TBNK	Territorial Bancorp, Inc of HI*	20.95	11,022	230.9	22.01	18.62	21.27	-1.50	7.49	6.08	1.08	1.22	19.44	19.42	137.54
TSBK	Timberland Bancorp, Inc. of WA*	4.15	7,045	29.2	6.50	3.25	4.50	-7.78	-29.66	5.06	-0.01	-0.11	10.12	9.27	104.45
TRST	TrustCo Bank Corp NY of NY*	5.60	93,315	522.6	6.24	3.93	5.72	-2.10	-5.41	-0.18	0.35	0.34	3.63	3.62	45.48
UCBA	United Comm Bncp MHC IN (40.7)	6.27	7,840	20.0	8.07	5.29	5.74	9.23	-16.40	13.38	0.01	-0.11	6.99	6.54	59.54
UCFC	United Community Fin. of OH*	1.30	30,984	40.3	1.52	0.87	1.34	-2.99	-12.75	2.36	-0.81	-1.05	5.90	5.88	66.84
UBNK	United Financial Bncrp of MA*	16.10	15,713	253.0	17.02	13.49	16.34	-1.47	6.20	0.06	0.71	0.70	14.47	13.92	103.34
VPFG	ViewPoint Financal Group of TX*	14.77	34,262	506.0	15.15	10.72	14.75	0.14	13.70	13.53	0.67	0.44	11.87	11.85	94.43
WSB	WSB Holdings, Inc. of Bowie MD*	3.93	7,995	31.4	4.60	2.08	4.10	-4.15	28.43	68.67	0.17	-0.02	6.75	6.75	47.47
WSFS	WSFS Financial Corp. of DE*	39.56	8,678	343.3	48.07	29.90	40.34	-1.93	-11.91	10.01	2.14	1.77	38.59	34.61	482.68
WVFC	WVS Financial Corp. of PA*	8.50	2,058	17.5	10.51	8.03	8.47	0.35	-2.41	-6.08	0.76	0.80	14.28	14.28	123.18
WAFD	Washington Federal, Inc. of WA*	15.83	107,460	1,701.1	18.53	12.15	16.01	-1.12	-14.52	13.15	1.03	0.98	17.74	15.37	125.08
WSBF	Waterstone Fin MHC of WI(26.2)	2.34	31,250	19.2	3.53	1.72	2.19	6.85	-15.83	23.81	-0.09	-1.02	5.48	5.46	55.75
WAYN	Wayne Savings Bancshares of OH*	8.10	3,004	24.3	9.45	7.11	7.87	2.92	-4.03	4.38	0.58	0.55	13.22	12.58	136.52
WEBK	Wellesley Bancorp, Inc. of MA*	12.29	2,407	29.6	13.25	11.45	12.67	-3.00	22.90	22.90	0.78	0.78	17.04	17.04	121.82
WFD	Westfield Fin. Inc. of MA*	8.24	26,903	221.7	9.25	6.29	8.23	0.12	-8.44	11.96	0.21	0.21	8.54	8.54	46.94
WBKC	Wolverine Bancorp, Inc. of MI*	15.30	2,508	38.4	16.29	12.11	15.48	-1.16	13.75	8.51	0.44	0.33	25.91	25.91	117.09

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of February 24, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(117)	12.20	11.58	0.19	1.16	3.31	0.09	0.09	3.40	51.73	1.64	18.79	79.79	9.85	86.31	19.46	0.22	1.74	26.73
NYSE Traded Companies(6)	10.87	8.51	0.52	4.00	2.50	0.30	0.65	2.88	35.20	1.49	18.84	90.90	10.74	122.09	13.62	0.51	3.86	52.75
NASDAQ Listed OTC Companies(111)	12.26	11.73	0.17	1.02	3.35	0.08	0.06	3.42	52.36	1.65	18.79	79.28	9.81	84.67	19.84	0.21	1.64	26.38
California Companies(5)	10.88	10.81	0.31	0.25	7.98	-0.17	-4.48	6.03	31.90	2.14	16.35	79.25	9.30	79.67	12.93	0.19	2.09	15.53
Florida Companies(2)	13.56	13.03	0.58	4.41	2.82	1.66	12.61	0.02	0.00	1.17	35.51	146.91	19.92	153.76	12.41	0.56	2.43	0.00
Mid-Atlantic Companies(33)	11.83	10.80	0.44	4.80	5.13	0.42	4.71	2.99	47.56	1.42	16.39	89.10	10.17	101.37	16.80	0.31	2.45	31.43
Mid-West Companies(31)	10.37	9.98	-0.16	-2.70	2.58	-0.41	-5.41	4.29	38.20	2.10	16.79	66.80	7.03	69.96	19.99	0.21	1.68	27.65
New England Companies(19)	14.22	13.30	0.47	3.80	3.92	0.46	3.75	1.62	72.21	1.12	22.40	90.90	12.84	100.72	23.72	0.27	1.84	28.53
North-West Companies(6)	11.66	10.81	-0.44	-4.71	-4.44	-0.49	-5.08	9.38	20.09	2.33	23.79	68.66	7.99	75.18	16.15	0.05	0.34	15.53
South-East Companies(16)	14.09	14.00	0.04	-1.63	0.52	-0.01	-2.09	2.93	83.31	1.76	22.67	67.11	10.18	67.72	21.22	0.08	0.69	17.08
South-West Companies(3)	13.39	13.39	0.50	3.79	4.09	0.22	1.58	2.51	37.06	0.94	19.72	93.93	12.61	94.00	33.57	0.08	0.54	11.94
Western Companies (Excl CA)(2)	15.08	15.07	0.67	4.50	4.93	0.58	3.98	1.02	28.34	0.50	20.35	90.39	13.47	90.45	17.17	0.35	2.40	49.37
Thrift Strategy(110)	12.29	11.71	0.19	1.12	3.41	0.10	0.24	3.29	52.70	1.61	18.96	79.41	9.90	85.62	19.40	0.22	1.76	27.29
Mortgage Banker Strategy(2)	10.88	10.87	0.82	7.97	9.72	-0.55	-5.31	4.36	47.56	2.45	10.28	79.22	8.62	79.28	NM	0.16	1.57	16.16
Real Estate Strategy(1)	8.69	8.69	-1.00	-10.95	-15.12	-1.84	-20.14	6.90	31.93	3.06	NM	76.21	6.62	76.21	NM	0.00	0.00	0.00
Diversified Strategy(3)	12.24	9.63	0.58	4.46	6.00	0.51	3.73	2.95	37.16	1.47	17.70	85.17	10.32	109.69	20.68	0.38	2.15	12.39
Companies Issuing Dividends(76)	12.27	11.42	0.39	3.05	4.34	0.32	2.48	2.49	57.68	1.45	17.90	86.51	10.64	95.79	19.15	0.34	2.67	39.56
Companies Without Dividends(41)	12.07	11.88	-0.19	-3.03	1.00	-0.35	-5.20	5.02	41.21	2.01	21.77	67.35	8.38	68.78	20.85	0.00	0.00	0.00
Equity/Assets <6%(5)	2.40	2.39	-2.11	-28.73	0.00	-2.27	-32.78	11.46	33.46	4.45	NM	71.66	1.57	72.24	NM	0.01	0.70	0.00
Equity/Assets 6-12%(55)	8.94	8.49	0.06	0.84	3.10	-0.08	-0.66	3.68	45.07	1.67	15.03	76.47	6.78	81.84	17.07	0.24	1.78	29.05
Equity/Assets >12%(57)	16.18	15.34	0.49	3.34	3.50	0.43	2.93	2.54	59.51	1.39	22.16	83.70	13.52	91.81	21.93	0.22	1.76	24.66
Converted Last 3 Mths (no MHC)(2)	13.99	13.99	0.64	0.00	6.35	0.64	0.00	1.40	84.24	1.51	15.76	72.12	10.09	72.12	15.76	0.00	0.00	0.00
Actively Traded Companies(4)	8.73	8.19	0.26	2.80	-0.27	0.14	1.48	1.77	71.00	1.48	12.45	99.86	8.57	105.11	12.84	0.43	1.73	24.35
Market Value Below $20 Million(13)	7.73	7.69	-0.53	-8.57	6.00	-0.70	-10.88	6.09	29.08	2.22	16.29	49.33	3.90	49.65	14.16	0.09	0.94	17.94
Holding Company Structure(106)	12.20	11.54	0.16	0.74	3.16	0.07	-0.26	3.40	52.16	1.66	19.28	79.23	9.87	86.01	19.55	0.23	1.82	28.43
Assets Over $1 Billion(53)	12.12	11.15	0.31	2.63	3.19	0.25	1.83	2.78	51.90	1.55	18.85	89.79	10.98	100.57	18.82	0.32	2.45	34.26
Assets $500 Million-$1 Billion(32)	11.17	10.67	-0.05	-0.13	1.58	-0.17	-1.41	4.79	35.99	1.82	18.50	73.13	8.28	77.99	19.56	0.13	1.03	22.90
Assets $250-$500 Million(27)	13.69	13.51	0.25	-0.25	5.07	0.10	-1.61	3.14	71.06	1.66	18.89	70.92	9.89	72.29	21.44	0.15	1.18	19.88
Assets less than $250 Million(5)	11.22	11.19	-0.03	-0.99	5.53	-0.13	-2.49	2.62	33.55	1.23	18.64	63.50	7.22	63.68	16.38	0.18	1.52	21.65
Goodwill Companies(73)	11.38	10.37	0.20	0.99	3.20	0.11	-0.06	3.13	47.19	1.62	18.05	79.59	9.26	90.22	19.03	0.28	2.19	34.81
Non-Goodwill Companies(43)	13.66	13.66	0.18	1.48	3.65	0.05	0.39	3.65	60.12	1.63	20.07	79.44	10.86	79.44	20.52	0.14	1.04	16.13
Acquirors of FSLIC Cases(1)	14.18	12.53	0.83	5.96	6.51	0.79	5.67	0.00	0.00	1.86	15.37	89.23	12.66	102.99	16.15	0.32	2.02	31.07

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 24, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(23)	13.23	12.47	0.40	3.02	2.47	0.33	2.18	3.55	36.48	1.35	22.70	108.75	14.68	116.86	20.05	0.18	1.94	22.25
NASDAQ Listed OTC Companies(23)	13.23	12.47	0.40	3.02	2.47	0.33	2.18	3.55	36.48	1.35	22.70	108.75	14.68	116.86	20.05	0.18	1.94	22.25
Mid-Atlantic Companies(14)	12.55	11.99	0.41	3.39	2.64	0.41	3.17	3.54	39.96	1.38	22.58	113.35	14.35	120.29	21.61	0.18	1.61	27.52
Mid-West Companies(5)	14.79	13.32	0.30	1.73	1.37	-0.10	-2.35	4.81	28.24	1.41	13.89	97.73	15.86	110.02	20.07	0.20	2.62	12.31
New England Companies(2)	10.42	9.41	0.44	4.09	4.03	0.53	5.19	2.64	23.85	1.08	24.82	101.04	10.77	111.87	9.31	0.08	1.68	0.00
South-East Companies(2)	16.95	16.71	0.47	2.63	2.49	0.65	3.60	1.35	48.84	1.25	28.07	111.82	17.90	114.95	19.84	0.30	2.74	0.00
Thrift Strategy(23)	13.23	12.47	0.40	3.02	2.47	0.33	2.18	3.55	36.48	1.35	22.70	108.75	14.68	116.86	20.05	0.18	1.94	22.25
Companies Issuing Dividends(16)	14.02	13.13	0.46	3.38	3.11	0.48	3.41	2.95	38.73	1.29	22.56	107.32	15.29	116.29	19.68	0.26	2.78	40.80
Companies Without Dividends(7)	11.43	10.95	0.25	2.20	1.01	-0.02	-0.62	4.75	31.97	1.48	23.34	112.01	13.28	118.18	23.43	0.00	0.00	0.00
Equity/Assets 6-12%(13)	10.01	9.58	0.29	2.92	2.30	0.12	1.15	4.32	34.58	1.43	17.95	97.94	9.82	102.94	15.98	0.16	1.86	14.79
Equity/Assets >12%(10)	17.42	16.23	0.53	3.15	2.69	0.61	3.52	2.52	39.01	1.23	28.40	122.81	20.99	134.97	24.13	0.21	2.04	31.22
Holding Company Structure(21)	13.15	12.31	0.39	3.04	2.51	0.32	2.10	3.75	36.71	1.39	21.72	107.52	14.38	116.40	18.55	0.19	2.01	24.48
Assets Over $1 Billion(10)	13.31	12.53	0.41	3.08	1.80	0.22	1.14	3.24	43.88	1.49	28.30	133.49	18.06	143.15	29.13	0.12	1.11	11.43
Assets $500 Million-$1 Billion(4)	9.59	9.59	0.11	1.29	-0.25	0.10	1.10	4.46	34.44	1.51	12.78	95.10	9.17	95.10	12.78	0.21	1.40	25.93
Assets $250-$500 Million(8)	13.50	12.89	0.48	3.81	4.66	0.53	3.92	3.56	32.71	1.19	20.62	83.11	11.26	89.44	16.73	0.23	2.93	33.95
Assets less than $250 Million(1)	24.93	20.04	0.77	3.04	2.49	0.77	3.04	2.28	15.62	0.46	NM	121.13	30.20	160.52	NM	0.40	4.33	0.00
Goodwill Companies(15)	13.56	12.39	0.41	3.20	2.84	0.30	1.89	3.67	38.51	1.51	23.00	114.22	15.74	126.67	19.76	0.16	1.89	18.89
Non-Goodwill Companies(8)	12.62	12.62	0.36	2.69	1.77	0.38	2.72	3.35	33.17	1.04	22.16	98.49	12.67	98.49	20.49	0.23	2.01	31.21
MHC Institutions(23)	13.23	12.47	0.40	3.02	2.47	0.33	2.18	3.55	36.48	1.35	22.70	108.75	14.68	116.86	20.05	0.18	1.94	22.25

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 24, 2012

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	7.35	6.33	0.39	5.30	7.48	0.37	5.14	2.96	35.54	1.18	13.37	71.57	5.26	84.01	13.77	0.52	5.72	NM
BBX	BankAtlantic Bancorp Inc of FL(8)*	0.19	-0.18	-1.36	NM	NM	-0.84	NM	14.64	23.87	4.80	NM	NM	1.38	NM	NM	0.00	0.00	NM
BKU	BankUnited, Inc.*	13.56	13.03	0.58	4.41	2.82	1.66	12.61	0.02	NA	1.17	35.51	146.91	19.92	153.76	12.41	0.56	2.43	NM
FBC	Flagstar Bancorp, Inc. of MI*	6.60	6.52	-0.40	-4.78	-13.33	-2.39	-28.23	7.83	26.22	2.96	NM	46.01	3.04	46.58	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	13.28	7.80	1.24	9.23	9.08	1.05	7.81	1.13	35.98	0.56	11.01	101.10	13.42	182.95	13.01	1.00	7.76	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.57	8.88	0.80	5.86	6.47	0.80	5.92	2.45	43.04	1.60	15.46	88.88	12.06	143.13	15.29	0.48	3.41	52.75
NASDAQ Listed OTC Companies																			
ASBB	ASB Bancorp, Inc. of NC*	14.06	14.06	-1.13	NM	-13.59	-1.13	NM	3.78	35.55	2.45	NM	59.36	8.34	59.36	NM	0.00	0.00	NM
ALLB	Alliance Bancorp, Inc. of PA*	18.25	18.25	0.25	1.63	1.85	0.25	1.63	3.71	23.76	1.38	NM	73.86	13.48	73.86	NM	0.20	1.77	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	11.36	11.36	-1.96	-17.64	NM	-1.95	-17.55	NA	NA	2.05	NM	40.88	4.64	40.88	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.72	17.61	0.64	3.59	4.75	0.63	3.54	1.66	106.16	1.99	21.06	75.46	13.37	76.04	21.38	0.20	1.44	30.30
ACFC	Atlantic Coast Fin. Corp of GA*	6.40	6.39	-1.40	-22.51	NM	-1.82	-29.39	8.52	22.51	2.66	NM	11.36	0.73	11.37	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	20.24	20.24	0.38	NM	2.28	-0.01	NM	0.59	99.26	0.90	NM	81.88	16.57	81.88	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI*	10.87	10.84	-4.61	-39.79	NM	-4.78	-41.26	5.13	27.73	2.04	NM	71.60	7.78	71.84	NM	0.04	0.95	NM
BFIN	BankFinancial Corp. of IL*	15.13	13.71	-0.44	-2.84	-5.80	-0.38	-2.42	5.88	29.97	2.21	NM	49.96	7.56	56.02	NM	0.04	0.68	NM
BFED	Beacon Federal Bancorp of NY*	10.63	10.63	0.61	5.74	7.56	0.63	5.91	0.98	150.86	1.93	13.24	74.42	7.91	74.42	12.86	0.28	2.07	27.45
BNCL	Beneficial Mut MHC of PA(43.3)	13.70	11.31	0.24	1.81	1.56	0.29	2.20	2.73	43.14	2.10	NM	114.16	15.64	142.06	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	13.91	8.78	0.51	3.78	3.64	0.91	6.69	0.75	105.48	1.10	27.46	86.98	12.10	146.00	15.50	0.68	2.98	NM
BOFI	Bofi Holding, Inc. Of CA*	7.60	7.60	1.21	14.79	12.33	0.88	10.80	1.15	31.58	0.49	8.11	111.76	8.49	111.76	11.10	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	1.57	1.57	-1.95	-30.08	NM	-2.20	-33.81	17.56	26.71	5.29	NM	37.63	0.59	37.63	NM	0.04	2.80	NM
BRKL	Brookline Bancorp, Inc. of MA*	15.26	13.93	0.95	5.77	5.30	0.96	5.89	0.60	164.34	1.17	18.86	108.71	16.59	120.94	18.48	0.34	3.68	69.39
CITZ	CFS Bancorp, Inc of Munster IN*	8.98	8.98	-0.91	-9.31	-16.22	-0.99	-10.09	6.40	16.89	1.74	NM	62.38	5.60	62.38	NM	0.04	0.68	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.51	8.51	-0.04	-0.42	-0.66	-0.08	-0.93	2.22	21.29	0.85	NM	63.58	5.41	63.58	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	13.58	11.70	1.03	7.82	9.74	1.10	8.40	5.47	23.97	1.64	10.27	76.55	10.39	90.73	9.57	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	20.52	20.52	0.41	2.19	1.98	0.69	3.72	0.87	19.15	0.30	NM	100.43	20.61	100.43	29.82	0.30	2.58	NM
CARV	Carver Bancorp, Inc. of NY*	2.31	2.31	-3.09	NM	NM	-3.00	NM	14.07	21.63	4.25	NM	145.24	3.36	145.24	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	6.68	6.28	0.03	0.33	0.47	-0.10	-1.05	2.82	27.76	0.97	NM	92.91	6.21	99.23	NM	0.20	1.04	NM
CFBK	Central Federal Corp. of OH*	1.63	1.59	-1.80	-35.78	NM	-2.14	-42.52	5.16	50.78	4.15	NM	78.10	1.28	80.39	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (38.4)	12.19	11.71	0.24	1.87	1.41	0.31	2.41	1.97	70.53	2.21	NM	134.14	16.35	140.40	NM	0.20	2.01	NM
CHEV	Cheviot Financial Corp. of OH(8)*	16.46	14.65	0.41	4.22	4.12	0.41	4.22	3.86	6.11	NA	24.26	60.22	9.91	67.62	24.26	0.32	3.88	NM
CBNK	Chicopee Bancorp, Inc. of MA*	14.73	14.73	0.19	1.20	1.32	0.18	1.13	1.15	63.67	1.02	NM	91.16	13.43	91.16	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	9.93	9.86	0.00	0.00	0.00	-0.01	-0.10	1.83	56.86	1.29	NM	57.94	5.75	58.39	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.68	6.56	-0.05	-0.62	-1.19	0.24	2.83	3.05	38.61	1.59	NM	66.83	4.46	68.13	18.22	0.04	0.95	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)	16.59	16.59	0.74	4.60	3.08	0.72	4.46	0.37	46.07	0.46	32.50	146.69	24.33	146.69	33.55	0.24	2.31	NM
COBK	Colonial Financial Serv. of NJ*	12.23	12.23	0.50	4.17	5.76	0.47	3.94	4.32	17.40	1.44	17.36	71.02	8.69	71.02	18.38	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	7.38	7.38	0.19	2.01	7.54	0.19	2.01	7.87	24.15	2.11	13.26	35.38	2.61	35.38	13.26	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	8.98	7.70	1.17	13.71	9.45	1.17	13.81	1.39	38.23	0.58	10.58	138.91	12.47	164.14	10.50	0.56	3.92	41.48
ESBF	ESB Financial Corp. of PA*	9.16	7.21	0.83	9.29	8.20	0.81	9.04	0.76	40.84	NA	12.20	107.61	9.86	139.71	12.55	0.40	3.01	36.70
ESSA	ESSA Bancorp, Inc. of PA*	14.72	14.58	0.47	3.13	4.34	0.43	2.91	2.07	36.99	1.12	23.02	72.79	10.72	73.61	24.75	0.20	2.02	46.51
EBMT	Eagle Bancorp Montanta of MT*	16.02	16.02	0.55	3.44	4.70	0.27	1.68	1.69	26.79	0.78	21.30	73.01	11.70	73.01	NM	0.29	2.90	61.70
ESBK	Elmira Svgs Bank, FSB of NY*	7.88	5.55	0.99	8.47	12.72	0.45	3.88	0.98	63.43	0.95	7.86	95.64	7.54	139.32	17.14	0.88	4.89	38.43
FFDF	FFD Financial Corp of Dover OH*	8.32	8.32	0.66	7.59	9.61	0.49	5.61	NA	NA	1.10	10.40	76.85	6.39	76.85	14.07	0.68	4.60	47.89
FFCO	FedFirst Financial Corp of PA*	17.43	17.13	0.14	0.80	1.16	0.26	1.51	1.03	88.23	1.25	NM	68.89	12.01	70.37	NM	0.12	0.87	NM
FSBI	Fidelity Bancorp, Inc. of PA*	6.74	6.36	0.27	3.60	5.15	0.20	2.69	4.27	16.84	1.33	19.42	78.87	5.32	83.89	26.05	0.08	0.70	13.56
FABK	First Advantage Bancorp of TN*	18.81	18.81	0.56	2.88	3.76	0.36	1.86	1.14	100.15	1.64	26.56	76.35	14.36	76.35	NM	0.20	1.57	41.67
FBSI	First Bancshares, Inc. of MO*	8.63	8.60	-1.72	-18.85	NM	-1.86	-20.43	2.27	36.95	1.74	NM	50.14	4.33	50.32	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	11.55	10.44	0.87	7.95	6.80	0.78	7.10	2.02	47.06	1.49	14.71	113.62	13.12	127.32	16.48	0.76	3.69	54.29
FCLF	First Clover Leaf Fin Cp of IL*	13.79	11.90	0.57	4.20	7.00	0.45	3.30	4.23	20.19	1.26	14.29	59.46	8.20	70.42	18.18	0.24	4.00	57.14
FBNK	First Connecticut Bncorp of CT*	15.20	15.20	-0.20	-1.30	-1.43	0.12	0.75	2.25	42.07	1.31	NM	92.23	14.02	92.23	NM	0.12	0.90	NM
FDEF	First Defiance Fin. Corp of OH*	11.68	8.69	0.66	5.10	8.29	0.46	3.60	2.24	71.77	2.22	12.06	67.54	7.89	93.84	17.11	0.20	1.19	14.39
FFNM	First Fed of N. Michigan of MI*	11.08	10.92	0.14	1.33	3.07	0.08	0.73	4.18	17.83	1.15	32.55	42.02	4.65	42.72	NM	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR(8)*	13.64	13.64	-0.99	-10.84	-4.43	-1.08	-11.89	14.47	32.16	7.43	NM	164.71	22.47	164.71	NM	0.20	2.86	NM
FFNW	First Fin NW, Inc of Renton WA*	17.11	17.11	0.38	2.43	3.10	0.25	1.58	10.95	14.28	2.30	32.22	76.87	13.15	76.87	NM	0.00	0.00	0.00
FFCH	First Fin. Holdings Inc. of SC*	6.74	6.67	-0.94	-10.62	-18.54	-1.27	-14.24	1.37	124.12	2.20	NM	77.73	5.24	78.64	NM	0.20	2.00	NM
BANC	First PacTrust Bancorp of CA*	17.18	17.18	0.49	2.97	3.10	0.05	0.32	4.25	22.78	1.28	32.24	86.70	14.89	86.70	NM	0.48	4.02	NM
FSFG	First Savings Fin. Grp. of IN*	11.08	9.75	0.70	5.73	9.18	0.70	5.69	2.28	38.03	1.31	10.90	66.88	7.41	77.17	10.97	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.74	9.37	0.83	8.96	8.77	0.85	9.19	3.34	21.16	0.94	11.40	97.49	9.49	101.69	11.11	0.52	3.93	44.83
FXCB	Fox Chase Bancorp, Inc. of PA*	18.53	18.53	0.45	2.39	2.94	0.41	2.13	2.63	45.21	1.77	34.05	87.26	16.17	87.26	38.18	0.16	1.27	43.24
FRNK	Franklin Financial Corp. of VA*	23.54	23.54	0.10	0.56	0.59	0.30	1.61	4.63	28.77	2.48	NM	76.35	17.97	76.35	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.4)	9.05	9.05	1.02	11.63	7.83	1.02	11.63	1.36	74.02	1.77	12.78	141.39	12.79	141.39	12.78	0.70	4.06	51.85
HFFC	HF Financial Corp. of SD*	7.76	7.43	0.05	0.66	0.76	0.20	2.50	2.47	36.33	1.43	NM	86.67	6.72	90.86	34.79	0.45	3.80	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 24, 2012

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
HMNF	HMN Financial, Inc. of MN*	4.09	4.09	-1.60	-20.35	NM	-1.73	-22.01	9.05	34.70	4.09	NM	25.68	1.05	25.68	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	15.20	15.20	0.27	1.67	2.02	0.24	1.47	2.98	32.85	1.37	NM	87.42	13.29	87.42	NM	0.16	1.29	64.00
HARL	Harleysville Svgs Fin Cp of PA*	6.97	6.97	0.65	9.87	8.40	0.73	11.07	0.66	65.14	0.69	11.90	113.71	7.93	113.71	10.61	0.76	4.34	51.70
HBOS	Heritage Fin Group, Inc of GA*	11.21	10.80	0.38	3.09	3.25	0.95	7.69	1.46	42.99	1.32	30.77	84.57	9.48	88.17	12.37	0.16	1.33	41.03
HIFS	Hingham Inst. for Sav. of MA*	7.30	7.30	1.13	15.54	10.50	1.13	15.54	1.12	61.12	0.88	9.52	139.57	10.18	139.57	9.52	1.00	1.85	17.64
HBCP	Home Bancorp Inc. Lafayette LA*	13.69	13.46	0.58	3.34	3.47	0.76	4.33	1.50	35.35	0.76	28.81	95.74	13.11	97.62	22.19	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	20.72	20.72	0.98	4.40	4.93	0.36	1.60	0.09	423.74	0.72	20.27	87.51	18.14	87.51	NM	0.24	1.60	32.43
HMST	HomeStreet, Inc. of WA*	7.03	7.03	-0.18	NM	-2.39	-0.18	NM	11.25	20.40	3.24	NM	108.42	7.62	108.42	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	9.64	9.59	0.18	1.66	2.96	-0.03	-0.27	1.49	86.23	1.98	33.80	63.11	6.08	63.44	NM	0.08	0.95	32.00
HCBK	Hudson City Bancorp, Inc of NJ*	10.05	9.75	-1.41	-14.97	-20.32	-0.36	-3.85	2.10	25.20	0.93	NM	79.75	8.01	82.51	NM	0.32	4.64	NM
IROQ	IF Bancorp, Inc. of IL*	16.95	16.95	0.61	NM	5.02	0.48	NM	1.59	40.53	1.24	19.93	71.99	12.20	71.99	25.24	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(42.5)	9.06	8.81	0.76	8.06	4.54	0.71	7.58	1.64	67.44	1.31	22.03	172.03	15.58	177.40	23.43	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	13.30	12.52	1.06	8.60	11.39	0.96	7.73	1.40	76.00	NA	8.78	69.84	9.29	74.84	9.77	0.30	2.03	17.86
JFBI	Jefferson Bancshares Inc of TN*	9.73	9.43	-0.92	-9.52	NM	-0.98	-10.12	5.98	34.31	2.99	NM	27.89	2.71	28.86	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	24.93	20.04	0.77	3.04	2.49	0.77	3.04	2.28	15.62	0.46	NM	121.13	30.20	160.52	NM	0.40	4.33	NM
KFFG	Kaiser Federal Fin Group of CA*	17.16	16.81	0.98	5.59	6.78	0.98	5.59	2.85	30.86	1.17	14.75	80.92	13.89	83.00	14.75	0.28	2.06	30.43
KRNY	Kearny Fin Cp MHC of NJ (25.0)	16.99	13.69	0.30	1.80	1.33	0.28	1.66	NA	NA	0.70	NM	135.31	22.99	174.56	NM	0.20	2.04	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	10.12	10.12	0.47	4.85	6.44	0.26	2.64	4.50	32.79	1.69	15.54	73.45	7.44	73.45	28.52	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(45.0)	11.23	9.56	0.65	5.72	7.20	0.45	3.96	1.63	46.79	1.19	13.89	75.76	8.50	90.66	20.07	0.16	1.77	24.62
LSBK	Lake Shore Bnp MHC of NY(38.8)	12.76	12.76	0.82	6.82	6.54	0.80	6.61	0.56	44.06	0.49	15.30	96.61	12.33	96.61	15.77	0.28	2.73	41.79
LABC	Louisiana Bancorp, Inc. of LA*	17.94	17.94	0.71	3.82	4.38	0.60	3.22	0.40	142.94	0.91	22.86	91.95	16.50	91.95	27.12	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (40.3)	11.54	11.54	0.17	1.51	2.00	0.17	1.51	7.34	10.35	1.08	NM	74.69	8.62	74.69	NM	0.12	2.00	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	8.48	8.48	-0.07	-0.78	-1.20	-0.14	-1.70	9.45	7.70	0.99	NM	65.06	5.52	65.06	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(44.5)	9.25	9.25	-0.62	-6.75	-8.72	-0.65	-7.15	4.04	33.45	1.85	NM	77.23	7.14	77.23	NM	0.12	1.54	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.84	8.84	0.52	5.97	7.71	0.36	4.14	NA	NA	0.94	12.97	75.71	6.70	75.71	18.70	0.24	2.99	38.71
EBSB	Meridian Fn Serv MHC MA (40.8)	11.14	10.52	0.62	5.48	4.06	0.36	3.15	2.93	21.27	0.96	24.65	134.04	14.93	142.96	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	6.29	6.19	0.58	9.05	10.03	0.78	12.05	1.41	23.75	1.42	9.97	81.84	5.15	83.36	7.49	0.52	2.37	23.64
MFSF	MutualFirst Fin. Inc. of IN*	7.29	7.05	0.29	3.14	6.67	-0.05	-0.58	3.34	35.30	1.83	15.00	60.24	4.39	62.41	NM	0.24	2.67	40.00
NASB	NASB Fin, Inc. of Grandview MO*	12.88	12.71	-0.65	-5.43	-7.55	-2.38	-19.76	9.14	52.61	5.53	NM	70.42	9.07	71.54	NM	0.90	6.47	NM
NECB	NE Comm Bncrp MHC of NY (43.2)	23.05	22.75	0.57	2.46	3.12	0.87	3.76	7.88	21.80	2.18	32.10	79.76	18.39	81.11	21.06	0.12	1.78	57.14
NHTB	NH Thrift Bancshares of NH*	8.51	5.77	0.68	6.96	9.96	0.42	4.27	1.22	76.26	1.25	10.04	78.62	6.69	119.50	16.37	0.52	4.35	43.70
NVSL	Naugatuck Valley Fin Crp of CT*	14.17	14.17	0.38	3.38	4.38	0.28	2.51	4.61	32.63	1.73	22.81	60.22	8.53	60.22	30.74	0.12	1.70	38.71
NFSB	Newport Bancorp, Inc. of RI*	11.38	11.38	0.32	2.83	3.20	0.32	2.83	0.42	188.30	1.05	31.22	86.90	9.89	86.90	31.22	0.00	0.00	0.00
FFFD	North Central Bancshares of IA*	9.77	9.63	0.51	4.57	8.10	0.34	3.04	4.21	27.97	1.61	12.35	67.76	6.62	68.88	18.58	0.04	0.19	2.35
NFBK	Northfield Bcp MHC of NY(41.8)	16.09	15.52	0.73	4.33	2.94	0.82	4.85	2.76	40.92	2.50	34.02	151.38	24.36	158.08	30.40	0.24	1.68	57.14
NWBI	Northwest Bancshares Inc of PA*	14.50	12.59	0.80	5.24	5.22	0.80	5.24	2.63	34.79	1.28	19.15	106.85	15.49	125.77	19.15	0.48	3.80	72.73
OBAF	OBA Financial Serv. Inc of MD*	19.87	19.87	0.13	0.64	0.85	0.15	0.69	2.58	26.60	0.93	NM	78.76	15.65	78.76	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.13	9.79	0.57	4.95	6.28	0.62	5.38	0.54	74.71	0.50	15.93	77.50	7.85	80.45	14.65	0.24	2.18	34.78
OCFC	OceanFirst Fin. Corp of NJ*	9.42	9.42	0.91	9.84	7.93	0.83	8.95	2.76	36.42	1.15	12.61	120.59	11.36	120.59	13.86	0.48	3.43	43.24
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.72	21.72	0.69	3.39	3.56	0.98	4.80	0.72	27.14	0.28	28.07	89.50	19.44	89.50	19.84	0.40	3.48	NM
OABC	OmniAmerican Bancorp Inc of TX*	14.89	14.89	0.30	1.96	1.97	0.22	1.40	3.27	19.56	1.14	NM	99.89	14.88	99.89	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	13.25	9.86	0.89	6.75	8.96	0.83	6.27	0.79	55.33	1.01	11.16	75.47	10.00	105.38	12.00	0.48	5.00	55.81
ORIT	Oritani Financial Corp of NJ*	19.46	19.46	1.12	4.90	4.95	1.14	4.98	0.87	120.44	1.56	20.19	115.98	22.57	115.98	19.88	0.50	3.87	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	9.70	8.30	0.26	2.69	4.00	0.70	7.22	2.34	26.43	1.19	25.00	68.05	6.60	80.78	9.31	0.16	3.37	NM
PVFC	PVF Capital Corp. of Solon OH*	8.69	8.69	-1.00	-10.95	-15.12	-1.84	-20.14	6.90	31.93	3.06	NM	76.21	6.62	76.21	NM	0.00	0.00	NM
PBHC	Pathfinder BC MHC of NY (36.3)	6.28	5.41	0.62	7.77	10.71	0.41	5.07	1.40	67.93	1.31	9.34	90.77	5.70	106.27	14.30	0.12	1.31	12.24
PEOP	Peoples Fed Bancshrs Inc of MA*	20.72	20.72	0.54	2.53	2.77	0.53	2.47	1.61	39.35	0.85	36.05	92.26	19.12	92.26	36.90	0.00	0.00	0.00
PBCT	Peoples United Financial of CT*	18.95	12.02	0.77	3.84	4.49	0.81	4.04	2.48	26.20	0.89	22.25	85.23	16.15	145.90	21.12	0.63	5.06	NM
PBSK	Poage Bankshares, Inc. of KY*	17.42	17.42	0.66	NM	5.61	0.35	NM	1.08	44.41	0.84	17.81	67.35	11.73	67.35	34.00	0.16	1.43	25.40
PROV	Provident Fin. Holdings of CA*	10.88	10.87	0.82	7.97	9.72	-0.55	-5.31	4.36	47.56	2.45	10.28	79.22	8.62	79.28	NM	0.16	1.57	16.16
PBNY	Provident NY Bncrp, Inc. of NY*	14.19	9.33	0.35	2.48	3.10	0.25	1.77	1.95	47.01	1.59	32.25	78.18	11.09	125.59	NM	0.24	2.66	NM
PBIP	Prudential Bncp MHC PA (25.4)	11.59	11.59	0.12	1.07	1.07	0.18	1.61	2.98	22.58	1.41	NM	96.72	11.21	96.72	NM	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.80	6.52	0.44	4.93	7.24	0.25	2.78	5.24	36.91	2.16	13.82	90.15	6.13	94.29	24.52	0.38	5.00	69.09
RIVR	River Valley Bancorp of IN*	6.99	6.97	0.46	5.60	7.95	0.20	2.38	5.13	18.35	1.56	12.58	81.36	5.69	81.58	29.61	0.84	5.56	70.00
RVSB	Riverview Bancorp, Inc. of WA*	10.61	7.87	-1.72	-14.19	-29.20	-1.72	-14.19	7.26	25.44	2.29	NM	55.53	5.89	77.13	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	19.06	19.00	0.40	2.36	2.04	0.62	3.63	0.81	109.05	1.09	NM	104.07	19.83	104.44	31.78	0.32	2.72	NM
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.25	11.17	0.36	3.09	2.12	0.26	2.25	NA	NA	1.12	NM	145.03	16.32	146.26	NM	0.32	3.09	NM
SIFI	SI Financial Group, Inc. of CT*	13.76	13.38	0.28	2.39	2.44	0.24	2.01	1.89	29.27	0.84	NM	83.33	11.47	86.06	NM	0.12	1.17	48.00
SPBC	SP Bancorp, Inc. of Plano, TX*	12.71	12.71	0.43	3.69	5.75	-0.05	-0.41	3.55	18.85	0.80	17.40	57.47	7.30	57.47	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.42	8.38	0.08	0.76	2.35	-0.16	-1.43	12.71	25.80	3.61	NM	44.00	3.71	44.23	NM	0.00	0.00	0.00
STND	Standard Financial Corp. of PA*	17.93	16.12	0.75	4.23	6.01	0.72	4.09	1.17	84.51	1.47	16.63	69.00	12.37	78.41	17.17	0.18	1.14	18.95
SIBC	State Investors Bancorp of LA*	19.25	19.25	0.24	NM	1.74	0.29	NM	1.42	45.87	NA	NM	72.78	14.01	72.78	NM	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.35	10.76	0.57	5.21	5.50	0.45	4.08	NA	NA	1.61	18.17	92.39	10.49	98.13	23.17	0.20	0.79	14.39
TFSL	TFS Fin Corp MHC of OH (26.4)	16.23	16.16	0.23	1.40	0.86	0.23	1.40	3.45	41.80	0.96	NM	159.38	25.87	160.21	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	14.13	14.12	0.79	5.56	5.16	0.89	6.28	0.34	29.88	0.22	19.40	107.77	15.23	107.88	17.17	0.40	1.91	37.04
TSBK	Timberland Bancorp, Inc. of WA*	9.69	8.95	-0.01	-0.08	-0.24	-0.11	-0.89	8.04	20.24	2.21	NM	41.01	3.97	44.77	NM	0.00	0.00	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 24, 2012

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
TRST	TrustCo Bank Corp NY of NY*	7.98	7.96	0.80	11.18	6.25	0.78	10.86	1.27	90.02	1.93	16.00	154.27	12.31	154.70	16.47	0.26	4.64	74.29
UCBA	United Comm Bncp MHC IN (40.7)	11.74	11.07	0.02	0.14	0.16	-0.18	-1.58	6.62	17.16	1.82	NM	89.70	10.53	95.87	NM	0.44	7.02	NM
UCFC	United Community Fin. of OH*	8.83	8.80	-1.16	-13.64	NM	-1.51	-17.68	9.81	21.74	2.91	NM	22.03	1.94	22.11	NM	0.00	0.00	NM
UBNK	United Financial Bncrp of MA*	14.00	13.54	0.70	4.94	4.41	0.69	4.87	0.87	77.21	0.99	22.68	111.26	15.58	115.66	23.00	0.36	2.24	50.70
VPFG	ViewPoint Financal Group of TX*	12.57	12.55	0.77	5.73	4.54	0.51	3.76	0.70	72.76	0.89	22.04	124.43	15.64	124.64	33.57	0.24	1.62	35.82
WSB	WSB Holdings, Inc. of Bowie MD*	14.22	14.22	0.35	2.59	4.33	-0.04	-0.30	9.11	22.40	NA	23.12	58.22	8.28	58.22	NM	0.00	0.00	0.00
WSFS	WSFS Financial Corp. of DE*	7.99	7.23	0.46	4.96	5.41	0.38	4.10	2.16	57.30	1.92	18.49	102.51	8.20	114.30	22.35	0.48	1.21	22.43
WVFC	WVS Financial Corp. of PA*	11.59	11.59	0.64	5.44	8.94	0.67	5.73	0.67	31.78	0.97	11.18	59.52	6.90	59.52	10.63	0.16	1.88	21.05
WAFD	Washington Federal, Inc. of WA*	14.18	12.53	0.83	5.96	6.51	0.79	5.67	NA	NA	1.86	15.37	89.23	12.66	102.99	16.15	0.32	2.02	31.07
WSBF	Waterstone Fin MHC of WI(26.2)	9.83	9.80	-0.16	-1.64	-3.85	-1.78	-18.55	10.06	19.85	2.62	NM	42.70	4.20	42.86	NM	0.00	0.00	NM
WAYN	Wayne Savings Bancshares of OH*	9.68	9.26	0.43	4.45	7.16	0.40	4.22	3.17	28.14	1.65	13.97	61.27	5.93	64.39	14.73	0.24	2.96	41.38
WEBK	Wellesley Bancorp, Inc. of MA*	13.99	13.99	0.64	NM	6.35	0.64	NM	1.40	84.24	1.51	15.76	72.12	10.09	72.12	15.76	0.00	0.00	0.00
WFD	Westfield Fin. Inc. of MA*	18.19	18.19	0.45	2.50	2.55	0.45	2.50	1.51	40.73	1.40	39.24	96.49	17.55	96.49	39.24	0.24	2.91	NM
WBKC	Wolverine Bancorp, Inc. of MI*	22.13	22.13	0.36	1.84	2.88	0.27	1.38	5.10	65.06	3.74	34.77	59.05	13.07	59.05	NM	0.00	0.00	0.00

Exhibit IV-2
Historical Stock Price Indices (1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2004:	Quarter 1	10,357.7	1,126.2	1,994.2	1,585.3	562.2
	Quarter 2	10,435.5	1,140.8	2,047.8	1,437.8	546.6
	Quarter 3	10,080.3	1,114.6	1,896.8	1,495.1	556.0
	Quarter 4	10,783.0	1,211.9	2,175.4	1,605.6	595.1
2005:	Quarter 1	10,503.8	1,180.6	1,999.2	1,516.6	551.0
	Quarter 2	10,275.0	1,191.3	2,057.0	1,577.1	563.3
	Quarter 3	10,568.7	1,228.8	2,151.7	1,527.2	546.3
	Quarter 4	10,717.5	1,248.3	2,205.3	1,616.4	582.8
2006:	Quarter 1	11,109.3	1,294.8	2,339.8	1,661.1	595.5
	Quarter 2	11,150.2	1,270.2	2,172.1	1,717.9	601.1
	Quarter 3	11,679.1	1,335.9	2,258.4	1,727.1	634.0
	Quarter 4	12,463.2	1,418.3	2,415.3	1,829.3	658.6
2007:	Quarter 1	12,354.4	1,420.9	2,421.6	1,703.6	634.4
	Quarter 2	13,408.6	1,503.4	2,603.2	1,645.9	622.6
	Quarter 3	13,895.6	1,526.8	2,701.5	1,523.3	595.8
	Quarter 4	13,264.8	1,468.4	2,652.3	1,058.0	492.9
2008:	Quarter 1	12,262.9	1,322.7	2,279.1	1,001.5	442.5
	Quarter 2	11,350.0	1,280.0	2,293.0	822.6	332.2
	Quarter 3	10,850.7	1,166.4	2,082.3	760.1	414.8
	Quarter 4	8,776.4	903.3	1,577.0	653.9	268.3
2009:	Quarter 1	7,608.9	797.9	1,528.6	542.8	170.1
	Quarter 2	8,447.0	919.3	1,835.0	538.8	227.6
	Quarter 3	9,712.3	1,057.1	2,122.4	561.4	282.9
	Quarter 4	10,428.1	1,115.1	2,269.2	587.0	260.8
2010:	Quarter 1	10,856.6	1,169.4	2,398.0	626.3	301.1
	Quarter 2	9,774.0	1,030.7	2,109.2	564.5	257.2
	Quarter 3	10,788.1	1,141.2	2,368.6	541.0	255.0
	Quarter 4	11,577.5	1,257.6	2,652.9	592.1	290.1
2011:	Quarter 1	12,319.7	1,325.8	2,781.1	578.1	293.1
	Quarter 2	12,414.3	1,320.6	2,773.5	540.8	266.8
	Quarter 3	10,913.4	1,131.4	2,415.4	443.2	198.9
	Quarter 4	12,217.6	1,257.6	2,605.2	481.4	221.3
2012:	As of Feb. 24, 2012	12,983.0	1,365.7	2,963.8	508.3	252.4

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT IV-3
Georgetown Bancorp, Inc.
Historical Thrift Stock Indices

Index Values

	Index Values			Price Appreciation (%)	
	Jan. 31, 12	Dec. 30, 11	Jan. 31, 11	YTD	LTM
All Pub. Traded Thrifts	497.2	481.4	581.6	3.29	-14.52
MHC Index	2,763.7	2,658.7	2,783.8	3.95	-0.72
Stock Exchange Indexes					
NYSE Thrifts	91.8	89.1	130.4	3.12	-29.60
OTC Thrifts	1,372.5	1,327.9	1,501.3	3.36	-8.58
Geographic Indexes					
Mid-Atlantic Thrifts	2,061.3	1,977.7	2,561.9	4.23	-19.54
Midwestern Thrifts	1,455.1	1,405.3	1,689.1	3.55	-13.85
New England Thrifts	1,580.2	1,589.1	1,625.1	-0.56	-2.76
Southeastern Thrifts	185.9	183.5	229.6	1.30	-19.01
Southwestern Thrifts	399.9	383.4	363.6	4.30	9.98
Western Thrifts	52.6	47.9	54.8	9.81	-3.99
Asset Size Indexes					
Less than $250M	765.7	755.2	778.8	1.38	-1.69
$250M to $500M	2,759.7	2,647.7	2,750.5	4.23	0.33
$500M to $1B	1,154.0	1,095.0	1,245.0	5.39	-7.31
$1B to $5B	1,508.1	1,437.5	1,525.5	4.91	-1.14
Over $5B	226.8	221.3	284.3	2.48	-20.23
Pink Indexes					
Pink Thrifts	136.8	138.5	146.8	-1.27	-6.83
Less than $75M	367.2	372.4	421.5	-1.38	-12.88
Over $75M	137.7	139.5	147.6	-1.27	-6.71
Comparative Indexes					
Dow Jones Industrials	12,632.9	12,217.6	11,891.9	3.40	6.23
S&P 500	1,312.4	1,257.6	1,286.1	4.36	2.04

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Exhibit IV-4
Massachusetts Thrift Acquisitions 2009-Present

						Target Financials at Announcement							Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	TE/A (%)	LTM ROAA (%)	LTM ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
09/12/2011	Pending	South Adams Savings Bank	MA	Adams Co-operative Bank	MA	196,056	9.47	9.47	0.21	1.73	6.05	14.25	NA	NA	NA	NA	NA	NA	NA
08/29/2011	01/03/2012	Haverhill Bank	MA	Economy Co-operative Bank	MA	24,145	10.33	10.33	0.13	1.33	0.31	127.03	NA	NA	NA	NA	NA	NA	NA
07/06/2011	02/01/2012	Salem Five Bancorp	MA	Stoneham Savings Bank	MA	366,819	6.43	5.58	-0.27	-19.55	4.93	18.98	NA	NA	NA	NA	NA	NA	NA
01/20/2011	06/30/2011	People's United Financial Inc.	CT	Danvers Bancorp, Inc.	MA	2,630,968	11.16	10.01	0.71	5.71	0.73	89.87	488.9	22.81	163.16	184.10	28.51	18.58	13.37
12/31/2010	04/01/2011	Hometown Bank A Co-Op Bank	MA	Athol-Clinton Co-operative Bank	MA	89,181	9.17	9.17	-1.88	-15.30	13.20	20.47	NA	NA	NA	NA	NA	NA	NA
12/21/2010	07/21/2011	Berkshire Hills Bancorp Inc.	MA	Legacy Bancorp, Inc.	MA	972,040	12.08	10.68	-0.48	-5.85	2.26	47.09	112.8	13.07	96.34	110.70	NM	11.61	1.88
07/15/2010	11/30/2010	People's United Financial Inc.	CT	LSB Corporation	MA	806,567	7.69	7.69	0.76	8.07	1.36	66.21	95.9	21.00	152.51	152.51	20.79	11.89	8.75
10/09/2009	01/01/2010	Bridgewater Financial, MHC	MA	East Bridgewater Savings Bank	MA	138,438	8.42	8.42	-0.17	-2.94	0.00	NA	NA	NA	NA	NA	NA	NA	NA
7/20/2009	1/4/2010	Meridian Interstate Bncp (MHC)	MA	Mt. Washington Co-operative Bank	MA	517,675	6.12	6.12	0.11	-13.02	2.29	32.87	NA	NA	NA	NA	NA	NA	NA
1/28/2009	1/28/2009	Investor group	-	Lowell Co-operative Bank	MA	87,536	5.51	5.51	-3.08	-51.08	6.11	24.56	5.0	NA	NA	NA	NA	NA	NA
				Average:		582,943	8.64	8.30	-0.40	-9.09	3.72	49.04	175.6	18.96	137.34	149.10	24.65	14.03	8.00
				Median:		281,438	8.79	8.80	-0.03	-4.39	2.28	32.87	104.4	21.00	152.51	152.51	24.65	11.89	8.75

Source: SNL Financial, LC.

Exhibit IV-5
Georgetown Savings Bank
Director and Senior Management Summary Resumes

Directors

Robert E. Balletto has been employed with Georgetown Savings Bank since 1982 and has served as Chief Executive Officer since 1988. In July 2004, Mr. Balletto was elected to the Board of Directors of Georgetown Savings Bank and was also appointed President. Mr. Balletto has over 33 years experience in the banking industry. As Chief Executive Officer, Mr. Balletto's experience in leading Georgetown-Federal and Georgetown Savings Bank and his responsibilities for the strategic direction and management of Georgetown-Federal's day-to-day operations, bring broad industry and specific institutional knowledge and experience to the Board of Directors.

Keith N. Congdon is the President and owner of Ambrosi Donahue Congdon & Co., P.C., a certified public accounting firm based in Newburyport, Massachusetts. Prior to joining Ambrosi Donahue Congdon, Mr. Congdon began his career with Coopers & Lybrand (now PricewaterhouseCoopers) as an auditor of publicly traded companies. He later joined The Stackpole Corporation in Boston, Massachusetts as a corporate officer and was actively involved in the initial public offering on the Toronto Stock Exchange of Stackpole Limited, a wholly-owned subsidiary as well as the divestiture of a number of U.S. subsidiaries. With over 28 years of extensive experience in both private industry and public accounting, Mr. Congdon currently provides tax, accounting and auditing services for closely-held businesses and their shareholders, primarily in manufacturing, technology and service industries. As a certified public accountant and Chairman of the Board's Audit Committee, Mr. Congdon brings to the Board of Directors his valuable experience in dealing with accounting principles, internal controls and financial reporting rules and regulations.

Anthony S. Conte, Jr. is the owner of Conte Funeral Homes, Inc., located in North Andover, Andover, Newburyport and Georgetown, Massachusetts. Mr. Conte's 22 years of experience as owner and manager of his own company bring valuable business and leadership skills and financial acumen to the Board in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Stephen L. Flynn is the President and owner of Nunan Florist and Greenhouse, Inc., located in Georgetown, Massachusetts. Mr. Flynn's 27 years of experience as owner and manager of his own company bring valuable business and leadership skills and financial acumen to the Board in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Thomas L. Hamelin has been a mechanical engineer for Varian Semiconductor Equipment Associates, a semi-conductor manufacturing firm, located in Gloucester, Massachusetts, since October 2010. Prior to that, Mr. Hamelin was a mechanical engineer for Tokyo Electron, a semi-conductor manufacturing firm, located in Beverly and Billerica, Massachusetts, since March 1998. Mr. Hamelin's 34 years of experience in the engineering field with large manufacturing firms, combined with his leadership skills, bring a unique perspective to the Board in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit IV-5 (continued)
Georgetown Savings Bank
Director and Senior Management Summary Resumes

Marybeth McInnis, Esquire owns McInnis Law Offices, a boutique law firm located in North Andover, Massachusetts, that has provided full-service estate planning services to the Merrimack Valley for more than 45 years. The firm specializes in counseling individuals and families at all asset and income levels with estate, business, tax, charitable and long-term care planning. Ms. McInnis is actively involved with many local charitable organizations and has served on the Board of Trustees of Merrimack College since July of 2008 and the Board of Trustees of the James W. O'Brien Foundation, Inc., since June of 2000. As an experienced attorney, Ms. McInnis brings to the Board a unique and valuable perspective on legal and legal-related issues that may arise in the operations and management of Georgetown-Federal and Georgetown Savings Bank.

J. Richard Murphy is the President and Managing Director of Grey Rock Partners, LLC located in Boston, Massachusetts. Grey Rock Partners, LLC offers Corporate Advisory Services to mid-sized privately held companies and their owners. Grey Rock's services include mergers and acquisitions (both sell-side and buy-side representations), the placement of senior and mezzanine debt, corporate divestiture, and strategic consulting centered on maximizing shareholder value. With his extensive financial experience in mergers and acquisitions and other transactions centered on maximizing shareholder value and more than 26 years of prior banking experience, including three years as a Chief Executive Officer of a $1.4 billion, 22 branch commercial bank, Mr. Murphy provides the Board with valuable insight on these and others matters that are beneficial to Georgetown-Federal in evaluating potential strategic transactions, in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Kathleen R. Sachs, CFP is the founder and a principal of Sachs Financial Planning, a financial planning firm. Ms. Sachs also teaches risk management at Merrimack College. With her extensive financial experience in insurance, investments and risk management, Ms. Sachs provides the Board with valuable insight on these and others matters that are central to the operations of Georgetown Savings Bank in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Richard F. Spencer retired as Chief of Police for the town of Georgetown, Massachusetts in July 2002. As a well known community leader and long-time resident of Georgetown Savings Bank's market area, Mr. Spencer brings a unique perspective to the Board on community issues affecting Georgetown Savings Bank and residents of Georgetown Savings Bank's market area.

David A. Splaine is a partner in Ellis Insurance Agency, Inc. located in York, Maine and Portsmouth, New Hampshire. He is also currently a partner in a consulting firm, specializing in the sports industry. From 2001 to 2006 he served as Senior Vice President of Sales for the TDBank Garden and Boston Bruins. Prior experience includes senior lending positions at Fleet Bank (now Bank of America). He has served as a director of the Boston Celtics Limited Partnership (NYSE), and is currently a director of several private companies. Mr. Splaine's extensive business experience in a range of industries and disciplines, combined with his leadership skills, knowledge of our market, and sensitivity to the economy, brings valuable insight and individual qualities to our Board in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit IV-5 (continued)
Georgetown Savings Bank
Director and Senior Management Summary Resumes

Robert T. Wyman, Esquire is an attorney and partner at the law firm Wyman & Barton, LLC, of Andover and Chelmsford, Massachusetts, representing clients in the areas of civil and criminal litigation, real estate litigation and real estate conveyance. As an experienced attorney, Mr. Wyman brings to the Board a unique and valuable perspective on legal and legal-related issues that may arise in the operations and management of Georgetown-Federal and Georgetown Savings Bank.

John H. Yeaton has been employed since July 2010 by Quest Diagnostics as Controller for the Cambridge, Massachusetts Business Unit. Prior to joining Quest Diagnostics Mr. Yeaton was the director of financial planning and analysis for the products division and controller for the pharmaceuticals business unit for Fresenius Medical Care North America of Waltham, Massachusetts, an $8.0 billion company that operates the nation's largest network of dialysis clinics. In August 2011, Mr. Yeaton became a Certified Public Accountant, licensed in the State of New Hampshire. Mr. Yeaton's extensive business experience in a range of industries and disciplines, combined with his leadership skills, knowledge of our market, and financial analysis experience, brings valuable insight and individual qualities to our Board in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Executive Officer Who is Not a Director

Joseph W. Kennedy began employment with Georgetown Savings Bank in 1999 as Vice President and Chief Financial Officer. Mr. Kennedy has served as Senior Vice President and Chief Financial Officer since January 2004 and Treasurer since April 2003. In October 2006, Mr. Kennedy was elected as Corporate Secretary for Georgetown-Federal and Georgetown Savings Bank. Prior to joining Georgetown Savings Bank, Mr. Kennedy served as Chief Financial Officer for National Grand Bank of Marblehead, Massachusetts for four years and Ipswich Savings Bank, Ipswich, Massachusetts for eight years. Both companies were stock institutions.

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit IV-6
Georgetown Savings Bank
Pro Forma Regulatory Capital Ratios

	Georgetown Savings Bank Historical at December 31, 2011		Pro Forma at December 31, 2011, Based Upon the Sale in the Offering of (1)							
			850,000 Shares		1,000,000 Shares		1,150,000 Shares		1,322,500 Shares (2)	
	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)
					(Dollars in thousands)					
Equity	$ 19,239	9.65%	$ 22,298	11.01%	$ 22,912	11.28%	$ 23,527	11.55%	$ 24,234	11.86%
Core capital	$ 19,105	9.59%	$ 22,164	10.96%	$ 22,778	11.22%	$ 23,393	11.49%	$ 24,099	11.80%
Core requirement (4)	9,963	5.00	10,116	5.00	10,146	5.00	10,177	5.00	10,212	5.00
Excess	$ 9,142	4.59%	$ 12,048	5.96%	$ 12,632	6.22%	$ 13,216	6.49%	$ 13,887	6.80%
Tier 1 risk-based capital (5)	$ 19,105	13.16%	$ 22,164	15.21%	$ 22,778	15.62%	$ 23,393	16.02%	$ 24,099	16.49%
Risk-based requirement	8,708	6.00	8,745	6.00	8,752	6.00	8,759	6.00	8,768	6.00
Excess	$ 10,397	7.16%	$ 13,419	9.21%	$ 14,026	9.62%	$ 14,634	10.02%	$ 15,331	10.49%
Total risk-based capital (5)	$ 20,608	14.20%	$ 23,667	16.24%	$ 24,281	16.65%	$ 24,896	17.05%	$ 25,602	17.52%
Risk-based requirement	14,513	10.00	14,575	10.00	14,587	10.00	14,599	10.00	14,613	10.00
Excess	$ 6,095	4.20%	$ 9,092	6.24%	$ 9,694	6.65%	$ 10,297	7.05%	$ 10,989	7.52%
Reconciliation of capital infused into Georgetown Savings Bank:										
Net proceeds			$ 3,739		$ 4,473		$ 5,208		$ 6,053	
Less: Common stock acquired by employee stock ownership plan			(680)		(800)		(920)		(1,058)	
Pro forma increase			$ 3,059		$ 3,673		$ 4,288		$ 4,995	

(1) Pro forma capital levels assume that the employee stock ownership plan purchases 8% of the shares of common stock sold in the stock offering with funds we lend. Pro forma generally accepted accounting principles ("GAAP") and regulatory capital have been reduced by the amount required to fund this plan. See "Management" for a discussion of the employee stock ownership plan.
(2) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.
(3) Tangible and core capital levels are shown as a percentage of total adjusted assets of $199.3 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $145.1 million.
(4) The current core capital requirement is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.
(5) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

Source: Georgetown Bancorp's Preliminary Prospectus.

Exhibit IV-7
PRO FORMA ANALYSIS SHEET
Georgetown Bancorp, Inc. of Georgetown, Massachusetts
Prices as of February 24, 2012

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Massachusetts Companies Mean	Massachusetts Companies Median	All Public Mean	All Public Median
Price-earnings multiple	=	P/E	**19.34 x**	20.33x	15.30x	22.82x	20.77x	18.79x	16.63x
Price-core earnings multiple	=	P/CE	**19.34 x**	21.68x	18.54x	22.14x	18.59x	19.46x	17.17x
Price-book ratio	=	P/B	**62.85%**	81.08%	81.30%	94.71%	91.71%	79.79%	77.91%
Price-tangible book ratio	=	P/TB	**62.85%**	84.71%	87.16%	101.54%	94.37%	86.31%	81.02%
Price-assets ratio	=	P/A	**8.52%**	10.06%	9.29%	13.12%	13.36%	9.85%	9.29%

Valuation Parameters

				Adjusted
Pre-Conversion Earnings (Y)	$1,011,000	(12 Mths 12/11)	ESOP Stock Purchases (E)	8.00%
Pre-Conv. Core Earnings (YC)	$1,011,000	(12 Mths 12/11)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conversion Book Value (B)	$20,334,000	12/11	ESOP Amortization (T)	15.00 Years
Intangible Assets	$0	12/11	RRP Programs as % of Offering (M)	4.00%
Pre-Conv. Tang. Book Value (TB)	$20,334,000	12/11	RRP Programs Vesting (N)	5.00 Years
Pre-Conversion Assets (A)	$199,375,000	12/11	Fixed Expenses	$852,200
Reinvest Rate (5 Year UST)	0.83%		Variable Expenses	2.25%
Tax rate (TAX)	40.00%		Percentage Sold (PCT)	56.6636%
After Tax Reinvest. Rate (R)	0.50%		MHC Assets	$0
Est. Conv. Expenses (1)(X)	10.54%		MHC Equity	$5,000
Insider Purchases	$250,000		Options as % of Offering (O1)	10.00%
Price/Share	$10.00		Estimated Option Value (O2)	31.60%
Foundation Cash Contrib. (FC)	0.00%		Option Vesting Period (O3)	5.00 years
Foundation Stock Contrib. (FS)	0.00%	Shares	% of Options taxable (O4)	25.00%
Foundation Tax Benefit (FT)	$0			

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $17,648,020

2. $V = \dfrac{P/E * (Y)}{1 - P/Core\ E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $17,648,020

3. $V = \dfrac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $17,648,020

4. $V = \dfrac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $17,648,020

5. $V = \dfrac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $17,648,020

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	1,322,500	1,011,450	2,333,950	0	2,333,950	0.86580
Maximum	1,150,000	879,522	2,029,522	0	2,029,522	0.75287
Midpoint	1,000,000	764,802	1,764,802	0	1,764,802	0.65467
Minimum	850,000	650,082	1,500,082	0	1,500,082	0.55647

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion Value	Foundation Value	Total Market Capitalization
Supermaximum	$13,225,000	$10,114,500	$23,339,500	$0	$23,339,500
Maximum	11,500,000	8,795,220	20,295,220	0	20,295,220
Midpoint	**10,000,000**	7,648,020	17,648,020	0	17,648,020
Minimum	8,500,000	6,500,820	15,000,820	0	15,000,820

(1) Estimated offering expenses at midpoint of the offering.

Adjusted (Val) Minority Ownership	43.33640%
Adjusted Majority Ownership	56.66360%
Total Shares Outstanding (after adj.)	2,695,711
Minority Shares Outstanding	1,168,224

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Bancorp, Inc.
At the Minimum of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$15,000,820
	Exchange Ratio	0.55647
	2nd Step Offering Proceeds	$8,500,000
	Less: Estimated Offering Expenses	1,022,525
	2nd Step Net Conversion Proceeds (Including Foundation)	$7,477,475

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$7,477,475
	Less: Cash Contribution to Foundation	0
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(680,000)
	Less: MRP Stock Purchases (2)	(340,000)
	Net Proceeds to be Reinvested	$6,457,475
	Estimated after-tax net incremental rate of return	0.50%
	Earnings Increase	$32,158
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(27,200)
	Less: Stock Programs Vesting (3)	(40,800)
	Less: Stock Option Plan Vesting (4)	(48,348)
	Net Earnings Increase	($84,190)

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended December 31, 2011 (reported)	$1,011,000	($84,190)	$926,810
	12 Months ended December 31, 2011 (core)	$1,011,000	($84,190)	$926,810

4.	Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
	December 31, 2011	$20,334,000	$6,457,475	$0	$26,791,475
	December 31, 2011 (Tangible)	$20,334,000	$6,457,475	$0	$26,791,475

5.	Pro Forma Assets	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2011	$199,375,000	$6,457,475	$0	$205,832,475

(1) Includes ESOP purchases of 8.00% of the second step offering.
(2) Includes MRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 10 years, MRP amortized over 5 years, tax effected at: 40.00%
(4) Options of 10.00% of the second step offering, valuation based on Black-Scholes model, 5 year vesting, assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Bancorp, Inc.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$17,648,020
Exchange Ratio	0.65467
2nd Step Offering Proceeds	$10,000,000
Less: Estimated Offering Expenses	1,053,575
2nd Step Net Conversion Proceeds (Including Foundation)	$8,946,425

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$8,946,425
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(800,000)
Less: MRP Stock Purchases (2)	(400,000)
Net Proceeds to be Reinvested	$7,746,425
Estimated after-tax net incremental rate of return	0.50%
Earnings Increase	$38,577
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(32,000)
Less: Stock Programs Vesting (3)	(48,000)
Less: Stock Option Plan Vesting (4)	(56,880)
Net Earnings Increase	($98,303)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2011 (reported)	$1,011,000	($98,303)	$912,697
12 Months ended December 31, 2011 (core)	$1,011,000	($98,303)	$912,697

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2011	$20,334,000	$7,746,425	$0	$28,080,425
December 31, 2011 (Tangible)	$20,334,000	$7,746,425	$0	$28,080,425

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2011	$199,375,000	$7,746,425	$0	$207,121,425

(1) Includes ESOP purchases of 8.00% of the second step offering.
(2) Includes MRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 10 years, MRP amortized over 5 years, tax effected at: 40.00%
(4) Options of 10.00% of the second step offering, valuation based on Black-Scholes model, 5 year vesting, assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Bancorp, Inc.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$20,295,220
Exchange Ratio	0.75287
2nd Step Offering Proceeds	$11,500,000
Less: Estimated Offering Expenses	1,084,625
2nd Step Net Conversion Proceeds (Including Foundation)	$10,415,375

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$10,415,375
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(920,000)
Less: MRP Stock Purchases (2)	(460,000)
Net Proceeds to be Reinvested	$9,035,375
Estimated after-tax net incremental rate of return	0.50%
Earnings Increase	$44,996
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(36,800)
Less: Stock Programs Vesting (3)	(55,200)
Less: Stock Option Plan Vesting (4)	(65,412)
Net Earnings Increase	($112,416)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2011 (reported)	$1,011,000	($112,416)	$898,584
12 Months ended December 31, 2011 (core)	$1,011,000	($112,416)	$898,584

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2011	$20,334,000	$9,035,375	$0	$29,369,375
December 31, 2011 (Tangible)	$20,334,000	$9,035,375	$0	$29,369,375

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2011	$199,375,000	$9,035,375	$0	$208,410,375

(1) Includes ESOP purchases of 8.00% of the second step offering.
(2) Includes MRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 10 years, MRP amortized over 5 years, tax effected at: 40.00%
(4) Options of 10.00% of the second step offering, valuation based on Black-Scholes model, 5 year vesting, assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Georgetown Bancorp, Inc.
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio	
Fully Converted Value	$23,339,500
Exchange Ratio	0.86580
2nd Step Offering Proceeds	$13,225,000
Less: Estimated Offering Expenses	1,120,333
2nd Step Net Conversion Proceeds (Including Foundation)	$12,104,668

2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$12,104,668
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,058,000)
Less: MRP Stock Purchases (2)	(529,000)
Net Proceeds to be Reinvested	$10,517,668
Estimated after-tax net incremental rate of return	0.50%
Earnings Increase	$52,378
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(42,320)
Less: Stock Programs Vesting (3)	(63,480)
Less: Stock Option Plan Vesting (4)	(75,224)
Net Earnings Increase	($128,646)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2011 (reported)	$1,011,000	($128,646)	$882,354
12 Months ended December 31, 2011 (core)	$1,011,000	($128,646)	$882,354

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2011	$20,334,000	$10,517,668	$0	$30,851,668
December 31, 2011 (Tangible)	$20,334,000	$10,517,668	$0	$30,851,668

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2011	$199,375,000	$10,517,668	$0	$209,892,668

(1) Includes ESOP purchases of 8.00% of the second step offering.
(2) Includes MRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 10 years, MRP amortized over 5 years, tax effected at: 40.00%
(4) Options of 10.00% of the second step offering, valuation based on Black-Scholes model, 5 year vesting, assuming 25% taxable.

EXHIBIT IV-9
Georgetown Bancorp, Inc.
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2011

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BFED	Beacon Federal Bancorp of NY(1)	6,399	250	-85	0	6,564	6,271	1.05
CMSB	CMS Bancorp Inc of W Plains NY	-88	-167	57	0	-198	1,863	-0.11
CEBK	Central Bncrp of Somerville MA	148	-963	327	0	-488	1,681	-0.29
CBNK	Chicopee Bancorp, Inc. of MA	1,099	-119	40	0	1,020	5,736	0.18
COBK	Colonial Financial Serv. of NJ(1)	2,951	-225	77	0	2,803	4,103	0.68
HBNK	Hampden Bancorp, Inc. of MA	1,510	-282	96	0	1,324	6,104	0.22
MFLR	Mayflower Bancorp, Inc. of MA	1,285	-616	209	0	878	2,063	0.43
NFSB	Newport Bancorp, Inc. of RI	1,450	0	0	0	1,450	3,506	0.41
ONFC	Oneida Financial Corp. of NY	5,921	-545	185	0	5,561	6,913	0.80
PEOP	Peoples Fed Bancshrs Inc of MA	2,919	-79	27	0	2,867	6,817	0.42

(1) Financial information is for the quarter ending September 30, 2011.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®") provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (30)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Marcus Faust, Senior Vice President (23)	(703) 647-6553	mfaust@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com